SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 31, 2006
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F-☐       Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes: ☐       No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Management Proxy Circular
Proxy
Supplemental Return Card
Electronic Consent
2005 year end financial statements, notes and MD&A

TABLE OF CONTENTS

SIGNATURES
SOLICITATION OF PROXIES
APPOINTMENT OF PROXYHOLDERS
REVOCATION OF PROXIES
EXERCISE OF DISCRETION
VOTES NECESSARY TO PASS RESOLUTIONS
VOTING BY NON-REGISTERED SHAREHOLDERS
VOTING SHARES AND PRINCIPAL HOLDERS
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
ELECTION OF DIRECTORS
APPOINTMENT OF AUDITORS
PARTICULARS OF MATTERS TO BE ACTED UPON
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
EXECUTIVE COMPENSATION
COMPENSATION OF DIRECTORS
EQUITY COMPENSATION PLAN INFORMATION
CORPORATE GOVERNANCE
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 31, 2006	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

Notice of Annual Meeting of the Shareholders
and
Management Proxy Circular
of
IVANHOE MINES LTD.
DATED: March 30, 2006

IVANHOE MINES LTD.
Notice of Annual General Meeting of Shareholders
May 12, 2006
NOTICE IS HEREBY GIVEN that an Annual General Meeting of shareholders of Ivanhoe Mines Ltd. (the “Corporation”) will be held on Friday, May 12, 2006, at 9:00 AM local time, in the Ceperly/Walker Room of the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia for the following purposes:
1.	to receive the annual report of the directors to the shareholders;

2.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2005 and the auditors’ report thereon;

3.	to elect directors for the ensuing year;

4.	to appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.	to consider, and if thought advisable, to pass an ordinary resolution authorizing the Corporation to amend and restate the Employees’ and Directors’ Equity Incentive Plan (the “Incentive Plan”) to increase the maximum number of Common Shares of the Corporation which may be allocated for issuance pursuant to the terms and conditions of the Incentive Plan from 29,000,000 to 32,000,000 Common Shares; and

6.	to transact such other business as may properly come before the meeting or any adjournment thereof.
The Board of Directors has fixed March 24, 2006 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, this Annual General Meeting and at any adjournment thereof.
A Management Proxy Circular, Form of Proxy, the Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2005 and return envelope accompany this Notice of Meeting.
A shareholder, who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.
Dated at Vancouver, British Columbia, this 30th day of March, 2006.

BY ORDER OF THE BOARD

“Beverly A. Bartlett”

Corporate Secretary

IVANHOE MINES LTD.
World Trade Centre
Suite 654 – 999 Canada Place
Vancouver, British Columbia, V6C 3E1
MANAGEMENT PROXY CIRCULAR
SOLICITATION OF PROXIES
This Management Proxy Circular is furnished to the holders of common shares (“shareholders”) of IVANHOE MINES LTD. (the “Corporation”) by management of the Corporation in connection with the solicitation of proxies to be voted at the Annual General Meeting (the “Meeting”) of the shareholders to be held at 9:00 AM      , local time, on May 12, 2006 in the Ceperly/Walker Room of the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.
The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. All costs of this solicitation will be borne by the Corporation.
The Board of Directors of the Corporation has fixed the close of business on March 24, 2006 as the record date, being the date for the determination of the registered shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).
Unless otherwise stated, the information contained in this Management Proxy Circular is as of March 30, 2006. All dollar amounts are expressed in Canadian dollars (“Cdn.$”) or United States dollars (“U.S.$”) as indicated.
APPOINTMENT OF PROXYHOLDERS
A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.
The individuals named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the enclosed form of proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy.
A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.
An appointment of a proxyholder or alternate proxyholders will not be valid unless a form of proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, (a “Proxy”) is deposited with CIBC Mellon Trust Company, by facsimile (604) 688-4301 or (416) 368-2502, by mail to P.O. Box 1900,

Vancouver, British Columbia, V6E 3X1, or 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9, or by hand, to Suite 1600, The Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.
REVOCATION OF PROXIES
A shareholder who has given a Proxy may revoke the Proxy
(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing
(i)	with CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used,

(ii)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the Proxy is to be used,

(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof, or
(b)	in any other manner provided by law.
A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.
EXERCISE OF DISCRETION
The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction in respect of a particular matter, such shares will be voted in favour of such matter. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
VOTES NECESSARY TO PASS RESOLUTIONS
The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by form of proxy the holder or holders of, common shares carrying, in the aggregate, not less than thirty-three and one-third percent (33-1/3%) of the votes eligible to be cast at the Meeting.

Under the Yukon Business Corporations Act (the “YBCA”) a majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds of the votes cast at the Meeting is required to pass a special resolution.
Shareholders will also be asked to elect directors and appoint auditors for the ensuing year. If there are more nominees for election as directors or appointment as the Corporation’s auditors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.
At the Meeting, shareholders will be asked to consider and, if deemed warranted, to pass an ordinary resolution, the full text of which is set out under “Particulars of Matters to be Acted Upon – Equity Incentive Plan Resolution” in this Management Proxy Circular (the “Equity Incentive Plan Resolution”), authorizing the Corporation to amend and restate the Employee’s and Directors’ Equity Incentive Plan to increase the maximum number of Common Shares of the Corporation which may be allocated for issuance pursuant to the terms and conditions of such plan from 29,000,000 to 32,000,000 Common Shares. The Equity Incentive Plan Resolution is an ordinary resolution and, as such, requires approval by a majority of the votes cast by shareholders at the Meeting.
VOTING BY NON-REGISTERED SHAREHOLDERS
Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this Management Proxy Circular, the form of proxy and the request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:
(a)	a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or
(b)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Corporation, c/o CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
A Non-Registered Shareholder may revoke a form of proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder’s common shares of the Corporation are held and following the instructions of the intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.
VOTING SHARES AND PRINCIPAL HOLDERS
The Corporation’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.
As of March 30, 2006, the Corporation had issued 316,624,073 fully paid and non-assessable Common Shares without par value, each carrying the right to one vote. As of such date, no Preferred Shares were issued or outstanding.
A holder of record of one or more Common Shares on the securities register of the Corporation on the Record Date who either attends the Meeting personally or deposits a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that
(a)	the shareholder has transferred the ownership of any such share after the Record Date, and

(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.
To the knowledge of the directors and senior officers of the Corporation, the only persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Corporation, the approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Corporation represented by such shares and the share ownership by the current directors and senior officers of the Corporation as a group are:

	Number of Shares Owned,		Percentage of Shares
Name and Address	Controlled or Directed		Outstanding
Robert M. Friedland
Hong Kong	100,834,334	(1)	31.85%

Directors and Officers as a group(2)	101,741,248	(3)	32.13%

(1)	Common Shares are held directly (as to 19,810,801 shares) and indirectly through Newstar Securities SRL (as to 30,701,000 shares), a company beneficially owned and controlled by Mr. Friedland, and Goldamere Holdings SRL (as to 50,322,533 shares), a company beneficially owned and controlled as to 91.91% by Mr. Friedland. Common Shares held directly and indirectly by Mr. Friedland do not include 2,000,000 unissued Common Shares issuable upon the exercise of incentive stock options.

(2)	Common Shares held by the directors and senior officers as a group do not include 8,095,000 unissued Common Shares issuable upon the exercise of incentive stock options.

(3)	Includes 100,834,334 Common Shares held directly and indirectly by Robert M. Friedland.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No person who has been a director or officer of the Corporation at any time since the beginning of its last completed financial year, any proposed nominee for director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as disclosed in this Information Circular.
ELECTION OF DIRECTORS
Term of Office
The Corporation’s articles provide that the number of directors of the Corporation will be a minimum of three and a maximum of 12. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the YBCA, each director elected will hold office until the conclusion of the next annual meeting of the Corporation or, if no director is then elected, until a successor is elected.

Management Nominees
Management’s nominees for election as directors are as follows:
Robert M. Friedland Chairman, Chief Executive Officer and Director since 1994; Member of Executive Committee since 2005.
R. Edward Flood Director since 1995; Deputy Chairman since 1999; formerly President of the Corporation from 1995 to 1999.
John Macken President and Director since 2004; Member of Executive Committee since 2005.

Peter G. Meredith Director since 2005; Chief Financial Officer since 2004, formerly Chief Financial Officer from 1999 to 2001; Member of Executive Committee since 2005.
David Huberman Lead Director and Chair of Compensation and Benefits Committee and Corporate Governance and Nominating Committee since 2003; Member of Executive Committee since 2005.
John Weatherall Director since 1996, Chair of Audit Committee since 1997 and member of Corporate Governance and Nominating Committee since 2003.

Kjeld Thygesen Director since 2001; Member of Audit Committee since 2001, Compensation and Benefits Committee since 2002 and Corporate Governance and Nominating Committee since 2003.
Hon. Robert Hanson Director since 2001; Member of Compensation and Benefits Committee since 2002 and Corporate Governance and Nominating Committee since 2003.
Dr. Markus Faber Director since 2002; Member of Audit Committee since 2002 and Corporate Governance and Nominating Committee since 2004.

Howard R. Balloch
Director since 2005.
The following table sets out the names of management’s nominees for election as directors, their ages, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Corporation, the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 30, 2006, and the number of options to purchase Common Shares of the Corporation held by each as at March 30, 2006.

			Shares Beneficially	Stock
	Principal Occupation, Business or	Period as a Director	Owned, Controlled	Options
Name and Position	Employment(1)	of the Corporation	or Directed(1)(2)	Held
ROBERT M. FRIEDLAND(6) Hong Kong Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of the Corporation (March 1994 — present); Chairman and President, Ivanhoe Capital Corporation, a Singapore based venture capital company principally involved in establishing and financing international mining and exploration companies	since March 1994	100,834,334	2,000,000

R. EDWARD FLOOD Idaho, United States Deputy Chairman and Director	Deputy Chairman of the Corporation (May 1999 — present); Senior Mining Analyst, Haywood Securities Inc. (May 1999 — November 2001), President of the Corporation (1995 — 1999)	since March 1994	218,585	685,000

JOHN MACKEN(6) Co. Louth, Ireland President and Director	President of the Corporation (January 2004 — present); Consultant (2000 — January, 2004); Senior Vice President of Freeport McMoran Copper & Gold (1996 — 2000)	since January 2004	NIL	4,000,000

PETER G. MEREDITH(6) B.C., Canada Chief Financial Officer and Director	Chief Financial Officer of the Corporation (June 1999 — November 2001; May 2004 — present); Chief Financial Officer, Ivanhoe Capital Corporation (1996 — present); Senior Partner, Deloitte & Touche, chartered accountants (1966 — 1996)	since March 2005	87,452	750,000

DAVID HUBERMAN(4)(5)(6) B.C.,Canada Lead Director	President, Coda Consulting Corp. (1993 — present); Senior Partner, Freeman & Company, barristers & solicitors

			Shares Beneficially	Stock
	Principal Occupation, Business or	Period as a Director	Owned, Controlled	Options
Name and Position	Employment(1)	of the Corporation	or Directed(1)(2)	Held
		since September 2003	20,000	300,000

JOHN WEATHERALL(3)(4) Ontario, Canada Director	President, Scarthingmoor Assets Management Inc. (1996 — present)	since June 1996	74,500	100,000

KJELD THYGESEN(3)(4)(5) England Director	Managing Director of Lion Resource Management (1989 — present)	since February 2001	150,000	50,000

HON. ROBERT HANSON(4)(5) England Director	Chairman of Hanson Capital Limited (1998 — present); Chairman of Hanson Transport Group (1990 — present)	since February 2001	85,000	50,000

DR. MARKUS FABER(3)(4) Hong Kong Director	Managing Director, Marc Faber Ltd. (investment advisory firm and fund manager) (1990 — present)	since February 2002	20,000	130,000

HOWARD R. BALLOCH China Director	President, The Balloch Group (July 2001 — present); President, Canada China Business Council (July 2001 — present); Canadian Ambassador to China, Mongolia and Democratic Republic of Korea (April 1996 — July 2001)	since March 2005	20,000	90,000

(1)	The information as to principal occupation, business or employment and shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Corporation and has been furnished by the nominee.

(2)	Does not include unissued common shares issuable upon the exercise of incentive stock options. See “Voting Shares”.

(3)	Member of the Audit Committee. (4) Member of the Corporate Governance and Nominating Committee. (5) Member of the Compensation and Benefits Committee. (6) Member of Executive Committee.
Directors’ Minimum Shareholding Requirements
All independent Directors are required to beneficially own and hold a minimum of 20,000 Common Shares for as long as they are a director of the Corporation. These Common Shares may be held either directly in the name of the Director or indirectly in the name of a company controlled by the Director. All current independent Director nominees have met the minimum share purchase requirement. Mr. Howard Balloch, a non-management Director, also holds 20,000 Common Shares. Any new directors will have one year from their date of election or appointment to meet the requirement.

Additional information with respect to stock under options held by management’s nominees for directors is as follows:

Securities Under
Options Vested/
Name	Unvested	Vested	Unvested
ROBERT FRIEDLAND	500,000/1,500,000	500,000 granted March 27, 2006 at Cdn.$9.73, expire March 27, 2013.	1,500,000 granted March 27, 2006 at Cdn.$9.73, expire March 27, 2013; 400,000 to vest on the earlier of December 31, 2006 or achievement of each of four defined development criteria for Oyu Tolgoi currently planned for 2006, 300,000 to vest on the earlier of December 31, 2007 or achievement of each of four additional defined development criteria for Oyu Tolgoi currently planned for 2007, 300,000 to vest on the earlier of December 31, 2008 or achievement of one of two additional defined development criteria currently planned for Oyu Tolgoi for 2008 and the remaining 500,000 to vest on the earlier of December 31, 2009 and achievement of each of two additional defined development criteria planned for Oyu Tolgoi for 2009.

R. EDWARD FLOOD	385,000/NIL	385,000 granted September 24, 2001, at Cdn.$1.60, expire September 24, 2006.	N/A

	75,000/225,000	75,000 granted March 27, 2006 at Cdn.$9.73, expire March 27, 2013.	225,000 granted March 27, 2006 at Cdn.$9.73, expire March 27, 2013; 60,000 to vest on the earlier of December 31, 2006 or achievement of each of four defined development criteria for Oyu Tolgoi currently planned for 2006, 45,000 to vest on the earlier of December 31, 2007 or achievement of each of four additional defined development criteria for Oyu Tolgoi currently planned for 2007, 45,000 to vest on the earlier of December 31, 2008 or achievement of one of two additional defined development criteria currently planned for Oyu Tolgoi for 2008 and the remaining 75,000 to vest on the earlier of December 31, 2009 and achievement of each of two additional defined development criteria planned for Oyu Tolgoi for 2009.

JOHN MACKEN	750,000/250,000	750,000 granted November 1, 2003 at Cdn.$12.70, expire November 1, 2013.	250,000 granted November 1, 2003 at Cdn.$12.70, expire November 1, 2013. 250,000 to vest on November 1, 2006.

	700,000/300,000	700,000 granted March 30, 2004 at Cdn.$7.78, expire March 30, 2014.	300,000 granted March 30, 2004 at Cdn.$7.78, expire March 30, 2014;

Securities Under
Options Vested/
Name	Unvested	Vested	Unvested
to vest on March 10, 2007 or upon commencement of commercial production at Oyu Tolgoi.

	500,000/1,500,000	500,000 granted March 27, 2006 at Cdn.$9.73, expire March 27, 2013.	1,500,000 granted March 27, 2006 at Cdn.$9.73, expire March 27, 2013; 400,000 to vest on the earlier of December 31, 2006 or achievement of each of four defined development criteria for Oyu Tolgoi currently planned for 2006, 300,000 to vest on the earlier of December 31, 2007 or achievement of each of four additional defined development criteria for Oyu Tolgoi currently planned for 2007, 300,000 to vest on the earlier of December 31, 2008 or achievement of one of two additional defined development criteria currently planned for Oyu Tolgoi for 2008 and the remaining 500,000 to vest on the earlier of December 31, 2009 and achievement of each of two additional defined development criteria planned for Oyu Tolgoi for 2009.

PETER G. MEREDITH	30,000/20,000	30,000 granted February 4, 2004, at Cdn.$7.69, expire February 4, 2009.	20,000 granted February 4, 2004, at Cdn.$7.69, expire February 4, 2009. 10,000 to vest on February 4, 2007; 10,000 to vest on February 4, 2008.

	80,000/120,000	80,000 granted on May 14, 2004, at Cdn.$8.20, expire on May 14, 2009.	120,000 granted on May 14, 2004, at Cdn.$8.20, expire on May 14, 2009. 40,000 to vest on May 14, 2006; 40,000 to vest on May 14, 2007; 40,000 to vest on May 14, 2008.

		100,000 granted March 27, 2006 at Cdn.$9.73, expire March 27, 2013.	300,000 granted March 27, 2006 at Cdn.$9.73, expire March 27, 2013; 80,000 to vest on the earlier of December 31, 2006 or achievement of each of four defined development criteria for Oyu Tolgoi currently planned for 2006, 60,000 to vest on the earlier of December 31, 2007 or achievement of each of four additional defined development criteria for Oyu Tolgoi currently planned for 2007, 60,000 to vest on the earlier of December 31, 2008 or achievement of one of two additional defined development criteria currently planned for Oyu Tolgoi for 2008 and the remaining 100,000 to vest on the earlier of December 31, 2009 and achievement of each of two additional defined development criteria planned for Oyu Tolgoi for 2009.

Securities Under
Options Vested/
Name	Unvested	Vested	Unvested
DAVID HUBERMAN	150,000/100,000	150,000 granted September 16, 2003, at Cdn.$6.75, expire September 16, 2008.	100,000 granted September 16, 2003, at Cdn.$6.75, expire September 16, 2008. 50,000 to vest on September 16, 2006; 50,000 to vest on September 16, 2007.

	25,000/NIL	25,000 granted September 3, 2004, at Cdn.$7.00, expire September 3, 2009.	N/A

	NIL/25,000	N/A	25,000 granted May 10, 2005, at Cdn.$9.37, expire May 10, 2010. Vests May 10, 2006.

JOHN WEATHERALL	30,000/20,000	30,000 granted June 12, 2003, at Cdn.$3.25, expire June 12, 2008.	20,000 granted June 12, 2003, at Cdn.$3.25, expire June 12, 2008. 10,000 to vest on June 12, 2006; 10,000 to vest on June 12, 2007.

	25,000/NIL	25,000 granted September 3, 2004, at Cdn.$7.00, expire September 3, 2009.	N/A

	NIL/25,000	N/A	25,000 granted May 10, 2005, at Cdn.$9.37, expire May 10, 2010. Vests May 10, 2006.

KJELD THYGESEN	25,000/NIL	25,000 granted September 3, 2004, at Cdn.$7.00, expire September 3, 2009.	N/A

	NIL/25,000	N/A	25,000 granted May 10, 2005, at Cdn.$9.37, expire May 10, 2010. Vests May 10, 2006.

HON. ROBERT HANSON	25,000/NIL	25,000 granted September 3, 2004, at Cdn.$7.00, expire September 3, 2009.	N/A

	NIL/25,000	N/A	25,000 granted May 10, 2005, at Cdn.$9.37, expire May 10, 2010. Vests May 10, 2006.

DR. MARKUS FABER	80,000/NIL	80,000 granted February 5, 2002, at Cdn.$3.05, expire February 5, 2007.	N/A

	25,000/NIL	25,000 granted September 3, 2004, at Cdn.$7.00, expire September 3, 2009.	N/A

	NIL/25,000	N/A	25,000 granted May 10, 2005, at Cdn.$9.37, expire May 10, 2010. Vests May 10, 2006.

Securities Under
Options Vested/
Name	Unvested	Vested	Unvested
HOWARD BALLOCH	60,000/20,000	60,000 granted September 6, 2002, at Cdn.$3.25, expires September 6, 2007.	20,000 granted September 6, 2002, at Cdn.$3.25, expires September 6, 2007. Vests on September 6, 2006.

	25,000/NIL	25,000 granted March 11, 2005, at Cdn.$10.51, expire March 11, 2010.	N/A

	NIL/25,000	N/A	25,000 granted May 10, 2005, at Cdn.$9.37, expire May 10, 2010. Vests May 10, 2006.
Management’s nominees for director also serve as directors of the following public companies:

ROBERT M. FRIEDLAND	Ivanhoe Energy Inc. (TSX; NASDAQ)

R. EDWARD FLOOD	Ivanhoe Energy Inc. (TSX; NASDAQ); Jinshan Gold Mines Inc. (TSX-V); Asia Gold Corp. (TSX-V); American Gold Capital Corp. (TSX-V).

PETER G. MEREDITH	Entrée Gold Inc. (TSX-V; AMEX); Jinshan Gold Mines Inc. (TSX-V); Olympus Pacific Minerals Inc. (TSX-V); Asia Gold Corp. (TSX-V); Great Canadian Gaming Corporation (TSX)

JOHN WEATHERALL	Stratic Energy Corporation (TSX)

KJELD THYGESEN	Resources Investment Trust PLC (LSE); Superior Mining Corporation (TSX-V)

HOWARD R. BALLOCH	Ivanhoe Energy Inc. (TSX; NASDAQ); Methanex Corporation (TSX; NASDAQ); Zi Corporation (TSX; NASDAQ); Tiens Biotech Group (USA) Ltd. (OTCBB); Gobi Gold Inc. (TSX-V)
Independence of the Board
The following table sets forth the “independent” or “non-independent” status of the Directors of the Corporation pursuant to the corporate governance guidelines of the

Canadian Securities Administrators, as more fully discussed under “Corporate Governance – Board Composition” below.

Independent Directors	Non-Independent Directors
David Huberman(1)	Robert M. Friedland(2)
John Weatherall	R. Edward Flood(3)
Markus Faber	John Macken(4)
Robert Hanson	Peter Meredith(5)
Kjeld Thygesen	Howard Balloch(6)

(1) Mr. Huberman is Lead Director of the Corporation.
(2) Mr. Friedland is Chairman and Chief Executive Officer of the Corporation.
(3) Mr. Flood is Deputy Chairman and a management director of the Corporation.
(4) Mr. Macken is President of the Corporation.
(5) Mr. Meredith is Chief Financial Officer of the Corporation.
(6) Mr. Balloch does not presently qualify as an “independent” director under the applicable per se standards of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, by virtue of a previous consulting relationship with the Corporation. However, Mr. Balloch is not a member of management and the Board considers him to be sufficiently independent of management to permit his exercise of independent judgment in carrying out his responsibilities. See “Corporate Governance – Board Composition”.

Board Committees
The committees of the Board of Directors of the Corporation consist of an Audit Committee, a Compensation and Benefits Committee, and a Corporate Governance and Nominating Committee. In addition, the Board has appointed an Executive Committee. The members of the Audit Committee are John Weatherall (Chair), Kjeld Thygesen, and Markus Faber. The members of the Compensation and Benefits Committee are David Huberman (Chair), Kjeld Thygesen and Robert Hanson. The members of the Corporate Governance and Nominating Committee are David Huberman (Chair), John Weatherall, Kjeld Thygesen, Robert Hanson and Markus Faber. The members of the Executive Committee are Robert Friedland, John Macken, Peter Meredith and David Huberman.
Summary of Board and Committee Meetings Held
The following table summarizes Board and Committee meetings held during the year ended December 31, 2005:

Board of Directors	5
Audit Committee	4
Compensation and Benefits Committee	4
Corporate Governance and Nominating Committee	4
Executive Committee	1
During 2005, two meetings of the Board, two meetings of the Audit Committee, one meeting of the Compensation and Benefits Committee and one meeting of the Corporate Governance and Nominating Committee were held by teleconference. In addition, there were 18 resolutions in writing of the Board, and no resolutions in writing were passed by the Audit Committee in 2005. Resolutions in writing must be executed by all of the directors entitled to vote on a matter.

Attendance of Board and Committee Members
     The following table summarizes the attendance of Board and Committee members during the year ended December 31, 2005:

								% of
								Corporate
						% of	Corporate	Governance
					Compensation &	Compensation	Governance &	&
			Audit	% of Audit	Benefits	& Benefits	Nominating	Nominating		% of
	Board	% of Board	Committee	Committee	Committee	Committee	Committee	Committee	Executive	Executive
	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings
Name	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended(4)	Attended
Robert M. Friedland	4 of 5	80%	n/a	n/a	n/a	n/a	n/a	n/a	1 of 1	100%
R. Edward Flood(1)	5 of 5	100%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
John Macken	4 of 5	80%	n/a	n/a	n/a	n/a	n/a	n/a	1 of 1	100%
Peter Meredith(2)	4 of 4	100%	n/a	n/a	n/a	n/a	n/a	n/a	1 of 1	100%
David Huberman	5 of 5	100%	n/a	n/a	4 of 4	100%	4 of 4	100%	1 of 1	100%
John Weatherall	5 of 5	100%	4 of 4	100%	n/a	n/a	4 of 4	100%	n/a	n/a
Kjeld Thygesen	5 of 5	100%	4 of 4	100%	3 of 4	75%	3 of 4	75%	n/a	n/a
Robert Hanson	5 of 5	100%	n/a	n/a	4 of 4	100%	4 of 4	100%	n/a	n/a
Markus Faber	4 of 5	80%	4 of 4	100%	n/a	n/a	3 of 4	75%	n/a	n/a
Howard Balloch(2)	4 of 4	100%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

(1) Mr. Flood is not a member of any Committee of the Board.

(2) Messrs. Meredith and Balloch joined the Board of Directors on March 11, 2005.

(3) The Executive Committee was formed on March 11, 2005.

APPOINTMENT OF AUDITORS
Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as auditors of the Corporation at a remuneration to be fixed by the Board of Directors. Deloitte & Touche LLP have been the Corporation’s auditors since January 1995.
Fees billed by Deloitte & Touche LLP and its affiliates during fiscal 2005 and fiscal 2004 were approximately Canadian $1,220,000 and Canadian $1,336,000, respectively. The aggregate fees billed by the auditors in fiscal 2005 and fiscal 2004 are detailed below.

(Canadian $ in 000’s)	2005	2004
Audit Fees (a)	$824	$957
Audit Related Fees (b)	196	10
Tax Fees (c)	200	369
All Other Fees	—	—

Total	$1,220	$1,336

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2005 and 2004 consisted of:
•	audit of the Corporation’s annual statutory financial statements

•	audit of the financial statements of one of the Corporation’s subsidiaries

•	reviews of the Corporation’s quarterly financial statements

•	comfort letters, consents, and other services related to SEC and Canadian securities regulatory authorities’ matters
(b)	Fees for audit-related services provided during fiscal 2005 and 2004 consisted of financial accounting and reporting consultations.

(c)	Fees for tax services provided during fiscal 2005 and 2004 consisted of tax compliance, and tax planning and advice.
Pre-Approval Policies and Procedures
All services to be performed by the Corporation’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.
The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee or the Designated Member of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation. The decisions of the Designated Member to pre-approve a permitted service needs to be reported to the Audit Committee at its regularly scheduled meetings.

Pre-approval from the Audit Committee or Designated Member can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.
PARTICULARS OF MATTERS TO BE ACTED UPON
Amended and Restated Equity Incentive Plan
     Purpose
The Corporation is seeking authorization from its shareholders at the Meeting to amend and restate the Corporation’s existing Employees’ and Directors’ Equity Incentive Plan (the “Incentive Plan”) to increase the maximum number of Common Shares of the Corporation which may be allocated for issuance from 29,000,000 to 32,000,000 Common Shares. The Toronto Stock Exchange has approved the Amended Plan, subject to approval by the shareholders at the Meeting.
Set forth below is a summary of certain aspects of the Incentive Plan relating to the proposed increase in the number of Common Shares issuable under the Incentive Plan. A more detailed description of the Incentive Plan is set forth in the section entitled “Equity Compensation Plan Information” in this Management Proxy Circular and a copy of the Incentive Plan illustrating the proposed amendments is attached as Schedule B.
     Amendment Procedure
The Board has the right to amend, modify or terminate the Incentive Plan, in whole or in part, at any time if and when deemed advisable in the absolute discretion of the Board of Directors. However, any amendment to the Incentive Plan which would materially increase the benefits under the Incentive Plan, materially modify the requirements as to eligibility for participation in the Incentive Plan or materially increase the number of Common Shares that may be issued or reserved for issuance under the Incentive Plan will be effective only upon the approval of the shareholders of the Corporation, and, if required, the approval of any regulatory body having jurisdiction over the securities of the Corporation and the approval of any stock exchange on which the Common Shares are then listed for trading.
     Share Issuance Limits
The aggregate maximum number of Common Shares which the Corporation may, from time to time, issue or reserve for issuance under the Incentive Plan is 29,000,000 Common Shares. The aggregate number of Common Shares which the Corporation may at any time reserve for issuance under the Incentive Plan to any one person may not exceed five per cent (5%), and to Insiders under the Incentive Plan may not exceed ten per cent (10%), of the issued and outstanding Common Shares at such time. The aggregate number of Common Shares that may be issued within any one-year period to Insiders under the Incentive Plan shall not exceed ten per cent (10%), and to any one Insider and his or her Associates under the Incentive Plan may not exceed five per cent (5%), of the issued and outstanding Common Shares at such time.
     Securities Issued and Unissued under the Incentive Plan
As of the date of this Management Information Circular, there are 316,624,073 Common Shares of the Corporation issued and outstanding. Since the date of inception of the Incentive Plan in June of 1996 and amendment in May and August of 2005, the

29,000,000 Common Shares authorized for issuance under the Incentive Plan have been issued or reserved for issuance as follows:

		% of Issued
		and
		Outstanding
		Common
	Number of Common Shares	Shares
Common Shares previously issued upon exercise of options under Option Plan	12,755,552	4.02%

Common Shares reserved for future issuance pursuant to unexercised options under Option Plan	13,336,900	4.21%

Common Shares previously issued pursuant to Purchase Plan	572,361	0.18%

Common Shares previously issued pursuant to Bonus Plan	701,463	0.22%

Unissued Common Shares available for future awards under Bonus Plan	1,299,137	0.47%

Unissued Common Shares available for future option grants under Option Plan and purchases under Purchase Plan	335,187	0.11%

Maximum number of Common Shares available for issuance	29,000,000	9.16%
     Proposed Amendment
     Maximum Number of Shares
The Incentive Plan provides that the aggregate number of Common Shares that may be issued or reserved for issuance may not exceed 29,000,000 Common Shares.
The Corporation believes that incentive stock options are a valuable mechanism for incentivizing the Corporation’s existing employees, attracting new employees and aligning their interests with those of the Corporation’s shareholders. To provide the Corporation with the continued flexibility of granting incentive stock options under the Option Plan, the Corporation is seeking approval from the shareholders at the Meeting to increase the number of Common Shares of the Corporation issuable under the Incentive Plan to a maximum of 32,000,000 Common Shares, which would represent 10.11% of the Common Shares currently issued and outstanding.
BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.	an amendment to the Corporation’s Employees’ and Directors’ Equity Incentive Plan (the “Incentive Plan”) to increase, by 3,000,000 Common Shares, the maximum number of Common Shares of the Corporation issuable under the Incentive Plan from 29,000,000 Common Shares to 32,000,000 Common Shares is hereby authorized, approved and adopted; and

2.	the directors of Ivanhoe be and they are hereby authorized and empowered to implement the foregoing amendments to the Incentive Plan.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
Other than as disclosed below or elsewhere in this Management Proxy Circular, no insider, director nominee or associate or affiliate of any such insider or director nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Corporation’s last financial year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Corporation.
At the end of 2004 and 2003, subsidiaries of the Corporation holding the Savage River iron ore project owed approximately U.S.$5.1 million to Mr. Robert M. Friedland, Chairman and Chief Executive Officer of the Corporation, which indebtedness originated as a result of the December 2000 acquisition by the Corporation of the Savage River project. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon the Corporation receiving proceeds in excess of approximately U.S.$111 million from the sale of the Savage River operations.
The Corporation is a party to cost sharing agreements with other companies in which Robert M. Friedland has a material direct or indirect beneficial interest. Through these agreements, the Corporation shares, on a cost-recovery basis, office space, furnishings, equipment and communications facilities in Vancouver, Singapore, Beijing and London, and an aircraft. The Corporation also shares the costs of employing administrative and non-executive management personnel in these offices. During the year ended December 31, 2005, the Corporation’s share of these costs was US$10,486,000. The companies with which the Corporation is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in each of them, are as follows:

R. Friedland
Corporation Name	Ownership Interest
Ivanhoe Energy Inc.	21.11%
Ivanhoe Capital Corporation	100%
Ivanhoe Nickel & Platinum Ltd.	50.06%
Jinshan Gold Mines Inc.	(1)
Asia Gold Corp.	(1)

(1)	Mr. Friedland owned 31.92% of the Common Shares of the Corporation, which owns 52.91% of the common shares of Jinshan Gold Mines Inc. and 47% of the common shares of Asia Gold Corp. as at December 31, 2005.
The shared and other expenditures for the last two years were as follows:

	U.S.$(000)
	Years ended December 31,
	2005	2004

Exploration	1,122	2,198
Legal	823	468
Office and administrative	2,216	2,057
Salaries and benefits	2,904	2,239
Travel (including aircraft rental)	3,421	3,001

	10,486	9,963

EXECUTIVE COMPENSATION
In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided as at December 31, 2005, in respect of the Chief Executive Officer, Chief Financial Officer and each of the Corporation’s three executive officers whose annual compensation exceeded Cdn.$150,000 in the year ended December 31, 2005 (collectively, the “Named Executive Officers”). During the year ended December 31, 2005, the aggregate compensation paid to all officers of the Corporation who received more than Cdn.$40,000 in aggregate compensation during such period was U.S.$2,068,000 (Cdn.$2,505,000).
Summary Compensation Table
The following table sets forth a summary of all compensation paid during the years ending December 31, 2003, 2004 and 2005 to each of the Named Executive Officers (“NEO”).

		Long-Term Compensation				Awards		Payouts
						Securities
						Under	Shares or
NEO Name and				Other Annual		Options/	Units Subject		All Other
Principal		Salary	Bonus	Compensation(1)		SARs	to Resale	LTIP	Compensation
Position	Year	(U.S.$)	(U.S.$)	(U.S.$)		Granted	Restrictions	Payouts	(U.S.$)
Robert Friedland	2005	—	—	—		—	—	—	—
(CEO)	2004	—	—	—		—	—	—	549	(2)
	2003	—	—	—		—	—	—	877	(2)

Peter Meredith(4)	2005	216,402	—	—			—	—	11,315	(3)
(CFO)	2004	243,053	—	—		250,000		—	10,602	(3)
	2003	N/A	N/A	N/A		N/A	N/A	N/A	N/A

John Macken	2005	457,400	—	—		—	—	—	8,200	(2)
(President)	2004	370,022	—	—		1,000,000	—	—	8,200	(2)
	2003	N/A	N/A	N/A		N/A	N/A	N/A	N/A

Edward Flood	2005	226,000	—	—		—	—	—	3,690	(2)
(Deputy Chairman)	2004	179,100	—	—		—	—	—	3,690	(2)
	2003	120,792	—	—		—	—	—	3,210	(2)

Doug Kirwin	2005	185,770	—	36,000	(5)	—	—	—	7,837	(3)
(VP Exploration)	2004	180,136	—	36,000	(5)	50,000		—	7,765	(3)
	2003	177,443	46,429	36,000	(5)	—	—	—	6,176	(3)

(1)	Perquisites and benefits do not exceed the lesser of Cdn.$50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers except where numbers are disclosed in this column.

(2)	Includes life insurance premiums.

(3)	Includes life insurance premiums and share purchase plan.

(4)	Mr. Meredith became the Corporation’s Chief Financial Officer on May 20, 2004.

(5)	Represents housing allowance.

Long Term Incentive Plan
The Corporation does not presently have a long-term incentive plan for its executive officers.
Options/SAR Grants During The Most Recently Completed Financial Year
There were no options or SAR grants made to the Named Executive Officers during the most recently completed financial year.
Aggregated Option Exercises
Other than as described below, no options or stock appreciation rights were exercised during the year ended December 31, 2005 by the Named Executive Officers.

			Unexercised Options at	Value of Unexercised in the
	Securities	Aggregate	December 31, 2005	Money Options at
	Acquired on	Value	(Exercisable/	December 31, 2005
	Exercise	Realized	Unexercisable)	(Exercisable/Unexercisable)
Name	(#)	(Cdn.$)	(#)	(Cdn.$)
Robert Friedland	1,500,000	$10,875,000	NIL	NIL
Peter Meredith	60,000	$434,825	20,000/30,000	$13,200/$19,800
			80,000/120,000	$12,000/$18,000
John Macken	NIL	NIL	1,150,000/850,000	$223,00/$342,000
Edward Flood	156,111 (1)	1,167,366 (2)	535,000/NIL	$3,611,250/NIL
Douglas Kirwin	26,500	$241,680	20,000/30,000	$13,200/$19,800

(1)	Includes 41,111 common shares issued through exercise of a stock appreciation right (SAR) on June 9, 2005 in respect of options for 50,000 shares.

(2)	Includes the closing market value on June 8, 2005 for 41,111 common shares issued through exercise of a SAR in respect of options for 50,000 shares.
Option and SAR Repricings
No options or stock appreciation rights were re-priced during the year ended December 31, 2005.
Defined Benefit and Pension Plans
The Corporation does not presently provide any defined benefit or pension plan to its directors, executive officers or employees.
Employment Contracts
The Corporation has an employment contract with John Macken respecting his employment as President of the Corporation. The term of the agreement commenced on January 1, 2004 and provides for an initial base salary, a housing benefit and the same benefit entitlements available to the Corporation’s other executive officers. The Corporation may terminate Mr. Macken’s employment for cause, or, on payment of 12 month’s base salary, without cause. In the event of a change of control of the Corporation and if the contract is terminated by the Corporation within twelve months thereafter, Mr. Macken would be entitled to receive payment of 12 month’s base salary and a vesting of all unexercised stock options which will thereafter remain exercisable for six months. Under the terms of the contract, Mr. Macken was granted an initial incentive stock option effective January 1, 2004 to acquire 1,000,000 common shares which vest over three years and expire on November 1, 2013. Mr. Macken was granted a further option on March 30, 2004 to acquire an additional 1,000,000 common shares, which options vest as to 20% in March, 2004 and, as to the balance, 20% in March, 2005, 30% in March 2006 and 30% in March 2007, subject in each case to earlier vesting upon specified corporate goals identified by the Board of Directors being met. Mr. Macken was also granted a further option on March 27, 2006 which options expire on March 27, 2013 and which vest as to 25% on grant, as to 20% on December 31, 2006, as to 15% on December 31, 2007, as to 15% on December 31, 2008, and as to the balance on December 31, 2009, subject to earlier vesting upon specific corporate goals being met by the Corporation. The Corporation also has had employment contracts with Douglas Kirwin respecting his employment with the Corporation since 1995. His current contract for services as the Corporation’s Executive Vice President, Exploration was originally entered into in November 1998 and was renewed in May 2003. Under the contract, the Corporation may terminate Mr. Kirwin’s employment for death, disability or cause, or, on payment of one month’s salary multiplied by the number of whole years Mr. Kirwin has been employed by the Corporation, without cause. In the event of a change of control of the Corporation which has not been approved by the then existing Board, Mr. Kirwin is entitled to terminate his employment within three months of the date of such change of control and to receive a payment equal to three times his annual salary. The Corporation does not have employment contracts with any other of its Named Executive Officers.
Composition of the Compensation and Benefits Committee
During the year ended December 31, 2005, the Compensation and Benefits Committee was comprised of Messrs. David Huberman (Chair), Kjeld Thygesen, Robert Hanson and John Bruk.
Since the beginning of the most recently completed financial year, which ended on December 31, 2005, none of Messrs. Huberman, Thygesen, Hanson or Bruk was indebted to the Corporation or any of its subsidiaries or had any material interest in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. None of the Corporation’s executive officers serve as a member of the Compensation and Benefits Committee or Board of Directors of any entity that has an executive officer serving as a member of the Compensation and Benefits Committee or Board of Directors of the Corporation.
Report on Executive Compensation
The Corporation’s executive compensation program is administered by the Compensation and Benefits Committee. The members of the Compensation and Benefits Committee are all independent directors. Following review and approval by the Committee, decisions relating to executive compensation are reported to, and approved by, the full Board of Directors. The Compensation and Benefits Committee has directed the preparation of this report and has approved its contents and its submission to shareholders.
The basic philosophy underlying the Corporation’s executive compensation program is that the interests of the Corporation’s executive officers should be aligned as closely as possible with the interests of the Corporation and its shareholders as a whole. We believe that the Corporation’s approach to executive compensation should broadly reflect both the stage of development of the Corporation’s business and its entrepreneurial culture. At the same time, we recognize that, because competition in the mining industry for highly skilled employees is intense, the levels of compensation we offer must be comparable to those offered by our competitors in order to attract, retain and motivate executive personnel of the highest calibre.
Compensation for the Corporation’s senior executive officers has been traditionally determined with regard to the following considerations:
(i)	the desirability of providing a strong incentive to management to work as a team to achieve the Corporation’s corporate long term and short term business development goals;

(ii)	the principle that the economic interests of management and those of the Corporation’s shareholders should be aligned as closely as reasonably possible;

(iii)	the competitive environment that exists in the mining industry for the recruitment and retention of qualified personnel and the resulting need to offer levels of executive compensation that are comparable to those offered by our competitors; and

(iv)	the present stage of development of the Corporation’s business and the corresponding lack of meaningful quantitative factors, other than changes in share price, by which to measure corporate performance in relation to executive compensation.
The compensation that the Corporation’s executive officers receive generally consists of cash, equity and equity incentives. Typically, base salary comprises the entire cash component of each executive officer’s compensation. The Corporation does not maintain a pension plan or other long term compensation plan for its executive officers and, generally, does not pay cash bonuses. Compensation over and above base salary usually takes the form of incentive stock options but can also include bonus awards of fully paid Common Shares of the Corporation.
Although the relative emphasis on the various compensation components has tended to be variable year over year, the cash component of each executive’s overall compensation tends to remain relatively consistent. We believe that the cash compensation we pay to our executive officers is competitive and, although the Compensation and Benefits Committee reviews levels of cash compensation at least annually, we do not generally make recommendations to the Board of Directors to adjust cash compensation unless we become aware that the level at which our executive officers are compensated in cash may no longer be competitive.
We have tended to place a relatively higher emphasis on equity compensation generally and on incentive stock options in particular. This is consistent with our objective of preserving cash and also reflects our belief that incentive stock options offer an effective mechanism for incentivizing management and aligning the interests of our executive officers with those of our shareholders. In the earlier stages of the Corporation’s growth the absence of the kind of objective, quantitative economic measurement criteria by which the corporate performance of major mining companies with significant production and earnings are measured, has made it difficult to meaningfully correlate levels of equity compensation to corporate performance except with reference to changes in the market price of the Corporation’s Common Shares. Since we do not grant incentive stock options at a discount to the prevailing market price of the Corporation’s Common Shares, the incentive stock options we grant to our executive officers accrete value only if, and to the extent that, the market price of the Corporation’s Common Shares increases, thereby linking equity-based executive compensation to shareholder returns. Where appropriate, the Corporation increasingly strives to include performance-based criteria as a key component of stock option grants and during 2005 a number of stock option grants to key employees included vesting schedules that were based on the achievement of key milestones for the Corporation’s development on which such key employee had the potential to positively impact.
The Compensation and Benefits Committee regularly assesses the individual performance of the Corporation’s executive officers and makes recommendations to the Board of Directors. Based on these recommendations, the Board of Directors makes decisions concerning the nature and scope of the equity-based compensation to be paid to the Corporation’s executive officers. The criteria upon which these recommendations are based has, in the earlier stages of the Corporation’s development, tended to be subjective and has reflected our views as to the nature and value of the contributions made by our executive officers to the achievement of our corporate plans and objectives. As part of our periodic review of executive compensation, we may recommend, from time to time, that the Board of Directors make discretionary bonus awards of Common Shares to the Corporation’s employees, including the Corporation’s executive officers. Such awards are intended to recognize extraordinary contributions to the achievement of corporate objectives or the fulfillment of defined business development goals and milestones tied to pre-determined equity incentives.
During 2005, the Corporation granted incentive stock options to employees, officers and directors exercisable to purchase a total of 1,125,000 Common Shares, representing less than 0.36 per cent of the total number of Common Shares currently issued and outstanding. No incentive stock options were granted to the Named Executive Officers in 2005. Details of the grants made to the Named Executive Officers are provided under the heading “Options/SAR Grants During The Most Recently Completed Financial Year” above. During 2005, the Corporation did not make any discretionary bonus awards of Common Shares.
The Corporation’s Chief Executive Officer, Robert M. Friedland, who is also the Corporation’s largest shareholder, does not currently receive a salary or any other cash compensation for acting as such. Mr. Friedland is, however, eligible, on the same basis as the Corporation’s other executive officers, to receive a salary and equity compensation and equity incentives from time to time at the discretion of the Board of Directors based on recommendations by the Compensation and Benefits Committee. Mr. Friedland did not receive any incentive stock option grants or discretionary bonus awards of Common Shares during 2005. Insofar as Mr. Friedland did not receive any cash or equity compensation during 2005 in his capacity as the Corporation’s Chief Executive Officer, no comparison to the compensation received by the chief executive officers of the Corporation’s peer companies is possible or relevant. During 2005, the Corporation’s President, John Macken, received a salary of US$457,400. Mr. Macken did not receive any additional incentive stock option grants or discretionary bonus awards of cash or Common Shares during 2005.
During 2005 we conducted a review of our compensation policies and practices and we engaged outside consultants to develop a justifiable compensation strategy for the Corporation’s key employees, including the Corporation’s executive and senior management, that supports business objectives and rewards experience and impact on organizational success. The Corporation recognizes that its success is increasingly dependent on the attraction, motivation, and retention of a top-flight executive and engineering team, and, as the Corporation grows, there is likely a need for more structure in its approach to compensation.
The Compensation and Benefits Committee is continuing its review and analyzing the findings of outside consultants with a view to implementing certain changes to its compensation programs for executives, management and key employees during 2006.

At this stage, these changes are expected to include some or all of the following: (i) salaries for executives, management and other key employees would be benchmarked at appropriate levels in the compensation marketplace of other similar sized mining companies, and, where appropriate, larger operating mining companies; (ii) additional cash and/or stock-based awards would be provided to the Corporation’s executives, management and certain key employees for the achievement of pre-determined approved objectives, with a view to having the aggregate of annual salary and bonuses benchmarked against appropriate levels in the compensation marketplace; (iii) longer term equity incentive stock options with appropriate retention, vesting and performance provisions would be granted increasingly with reference to specific performance criteria, such as vesting schedules based on the achievement of key milestones in the Corporation’s development, and/or with reference to the competitive marketplace for executives, management and key employees, including when determining the appropriate multiples of annual salary to use in determining the size of any initial or ongoing option grants; and (iv) where appropriate, establishing targeted stock ownership levels for our executives and other key personnel.
On March 27, 2006 the Corporation granted incentive stock options to management and employees of the Corporation to purchase a total of 6,685,000 Common Shares. Included in these grants were incentive stock options expiring on March 27, 2013 granted to John Macken in respect of 2,000,000 Common Shares, Robert M. Friedland in respect of 2,000,000 Common Shares, Peter Meredith in respect of 400,000 Common Shares and Edward Flood in respect of 300,000 Common Shares. The stock options issued to Messrs. Macken, Friedland, Meredith and Flood each vest as to 25% on grant, 20% on December 31, 2006, 15% on December 31, 2007, 15% on December 31, 2008 and the balance on December 31, 2009, subject to earlier vesting upon specific corporate goals being met by the Corporation.
Submitted on behalf of the Compensation and Benefits Committee:
David Huberman (Chair)
Kjeld Thygesen
Robert Hanson

Performance Graph
The following graph and table compares the cumulative shareholder return on a Cdn.$100 investment in common shares of the Corporation to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 2000 to December 31, 2005.
COMPENSATION OF DIRECTORS
Each independent director (from and after January 1, 2006, each non-management director) receives Cdn.$15,000 per annum. Mr. David Huberman receives an additional payment of Cdn.$60,000 per annum for acting as the Lead Director of the Board of Directors. Mr. John Weatherall receives an additional payment of Cdn.$25,000 for acting as the Chairman of the Audit Committee. Commencing in 2006, each Chair of the Compensation and Benefits Committee and the Corporate Governance and Nominating Committee will receive an additional payment of Cdn.$15,000 per annum for acting as such. Each non-management director receives a fee of Cdn.$1,200 for each Board of Directors meeting and each Committee meeting attended in person and, from and after November 8, 2005, US$600 for each Director and Committee conference call in which they participate. Each non-management director also receives an annual grant of incentive stock options exercisable to purchase up to 25,000 common shares of the Corporation, such options having a five year term, and fully vesting on the first anniversary of the date of the grant. Each executive director and non-management director is also entitled to be reimbursed for actual expenses reasonably incurred in the performance of his duties as a director.
The following table reflects compensation earned by directors in respect of fiscal 2005 under the compensation arrangements described above.

Directors’ Compensation for Fiscal 2005

						BOARD AND
		NON-		AUDIT	BOARD AND	COMMITTEE
	INDEPENDENT	MANAGEMENT	LEAD	COMMITTEE	COMMITTEE	ATTENDANCE
	DIRECTOR	DIRECTOR’S	DIRECTOR	CHAIRMAN	ATTENDANCE	(conference	TOTAL CASH FEES		STOCK
	RETAINER	FEES	RETAINER	RETAINER	(in person)	call)		PAID	OPTIONS
NAME	(Cdn.$)	(Cdn.$)	(Cdn.$)	(Cdn.$)	(Cdn.$)	(US$)	(Cdn.$)	(US$)	GRANTED
Robert M. Friedland(1)	—	—	—	—	—	—	—	—	—
R. Edward Flood(1)	—	—	—	—	—	—	—	—	—
John Macken(1)	—	—	—	—	—	—	—	—	—
Peter G. Meredith(1)	—	—	—	—	—	—	—	—	—
David Huberman	15,000	—	60,000	—	7,200	600	85,800	600	25,000
John Weatherall	15,000	—	—	25,000	9,600	—	49,600	—	25,000
Kjeld Thygesen	15,000	—	—	—	13,200	600	28,200	600	25,000
Robert Hanson	15,000	—	—	—	10,800	600	25,800	600	25,000
Markus Faber	15,000	—	—	—	8,400	—	23,400	—	25,000
John Bruk(3)	15,000	—	—	—	12,000	600	27,000	600	25,000
Howard R. Balloch(2)	—	11,250	—	—	2,400	—	13,650	—	25,000
TOTAL	90,000	11,250	60,000	25,000	63,600	2,400	253,450	2,400	175,000

(1)	Messrs. Friedland, Flood, Macken and Meredith are members of management and as such do not receive compensation as directors of the Corporation.

(2)	Mr. Balloch joined the Board of Directors on March 11, 2005. In recognition of Mr. Balloch’s contributions as a non-management director during fiscal 2005, the Board, on the recommendation of the Compensation and Benefits Committee, approved the payment to Mr. Balloch of a director’s fee and stock options equivalent to the annual retainer and stock options paid to the Corporation’s independent directors. From and after January 1, 2006, such fee will be payable annually to all non-management directors.

(3)	Mr. Bruk joined the Audit Committee on May 10, 2005. He retired from the Board on March 10, 2006.

     EQUITY COMPENSATION PLAN INFORMATION
     The following information respecting the Incentive Plan is presented as at December 31, 2005:

	Number of	Weighted-average	Number of Securities
	Securities to be	exercise price of	remaining available for
	issued upon	outstanding	future issuance under
	exercise of	options, warrants	equity compensation plans
	outstanding options,	and rights	(excluding securities
Plan Category	warrants and rights	(Cdn.$)	reflecting in column (a))
Equity compensation plans approved by securityholders	7,416,700	$7.27	8,303,936
Equity compensation plans not approved by shareholders	Nil	Nil	Nil
Total	7,416,700	$7.27	8,303,936
On the date of this Management Proxy Circular, there are 13,336,900 Common Shares issuable upon the exercise of outstanding options, representing approximately 4.21% of the Corporation’s issued and outstanding share capital.
Employees’ and Directors’ Equity Incentive Plan
The Incentive Plan, as amended, has three components: an Option Plan, which provides for the grant to eligible participants of incentive stock options exercisable to purchase common shares of the Corporation (“Common Shares”), a Bonus Plan, which provides for awards of fully paid Common Shares to eligible participants as and when determined to be warranted on the basis of past performance and a Purchase Plan, under which eligible participants have the opportunity to purchase Common Shares through payroll deductions which are supplemented by Corporation contributions. Participation in the Incentive Plan is limited to directors, officers, employees and service providers of the Corporation and its affiliates (“participants”).
The Incentive Plan is administered by the Compensation and Benefits Committee although all incentive stock options and other awards are subject to the approval of the Corporation’s Board.
     Option Plan
The Option Plan authorizes the Board to grant options to purchase Common Shares. The number of Common Shares, the exercise price per Common Share, the vesting period and any other terms and conditions of options granted pursuant to the Option Plan, from time to time are determined by the Board at the time of the grant, subject to the defined parameters of the Option Plan.
The exercise price of any option granted under the Plan cannot be less than the weighted average price of the Common Shares on the Toronto Stock Exchange for the five days on which Common Shares were traded immediately preceding the date of grant. Options are exercisable for a period of five years from date of grant unless otherwise determined by the Board on the recommendation of the Compensation and Benefits Committee. Options may be earlier terminated in the event of death or termination of employment or appointment. Unless otherwise determined by the Board on the recommendation of the Compensation and Benefits Committee, stock options will vest at a rate of 20% per year, commencing on the date of grant. The right to exercise an option may be accelerated in the event a takeover bid in respect of the common shares is made.
Share appreciation rights may also be granted, at the discretion of the Board, to an optionee in conjunction with, or at any time following the grant of, an option. Share appreciation rights under the Plan effectively allow an optionee to exercise an option on a “cashless” basis by electing to relinquish the right to exercise the option and receive, in lieu thereof, a number of fully paid Common Shares. The number of Common Shares issuable on the exercise of share appreciation rights is equal to the quotient obtained by dividing the difference between the aggregate fair market value and the aggregate option price of all Common Shares subject to the option by the fair market value of one Common Share.
The Board may, in its discretion but subject to applicable law, authorize the Corporation to make loans to employees, other than directors or executive officers, to assist them in exercising options. The terms of any such loans include security, in favour of the Corporation, in the Common Shares issued upon exercise of the options, which security may be granted on a non-recourse basis. No such loans are currently outstanding.
     Bonus Plan
The Bonus Plan permits the Board to authorize the issuance, from time to time, of Common Shares to employees and directors of the Corporation and its affiliates. The criteria for determining if and when such awards should be made and the quantum of such awards is within the discretion of the Board. The Bonus Plan provides for the issuance of a maximum of 2,000,000 Common Shares in respect of bonus awards. Common Shares allocated to the Bonus Plan may be reallocated for issuance under the Option Plan or Purchase Plan and are then no longer available for issuance under the Bonus Plan.
     Purchase Plan
Participants in the Purchase Plan are full-time employees of the Corporation who have completed at least one year (or less, at the discretion of the Board) of continuous service and who elect to participate.
Eligible employees are entitled to contribute up to seven per cent (7%) of their annual basic salary to the Share Purchase Plan in semi-monthly instalments. The Corporation makes a contribution of up to one hundred per cent (100%) of the employee’s contribution on a quarterly basis.
Each participant receives, at the end of each calendar quarter during which he or she participates in the Purchase Plan, a number of Common Shares equal to the quotient obtained by dividing the aggregate amount of all contributions to the Purchase Plan by the participant, and by the Corporation on the participant’s behalf, during the preceding quarter by the weighted average trading price of the Common Shares on the Toronto Stock Exchange during the quarter. If the participant’s employment with the Corporation is terminated for any reason, any portion of the participant’s contribution then held in trust for a participant pending a quarterly purchase of Common Shares is returned to him or her or to his or her estate.

General
The aggregate maximum number of Common Shares which the Corporation may, from time to time, issue or reserve for issuance under the Plan is 29,000,000 Common Shares. The aggregate number of Common Shares which the Corporation may at any time reserve for issuance under the Plan to any one person may not exceed five per cent (5%), and to insiders under the Plan may not exceed ten per cent (10%), of the issued and outstanding Common Shares at such time. The aggregate number of Common Shares that may be issued within any one-year period to insiders under the Plan shall not exceed ten per cent (10%), and to any one insider and his or her associates under the Plan may not exceed five per cent (5%), of the issued and outstanding Common Shares at such time.
CORPORATE GOVERNANCE
The Board of Directors considers good corporate governance practices as an important factor in the continued and long term success of the Corporation by helping to maximize shareholder value over time.
Until June 30, 2005, the rules and policies of the TSX required corporations listed on the TSX to disclose their corporate governance practices with reference to a series of guidelines adopted by the TSX for effective corporate governance (the “TSX Guidelines”).
Following the enactment in the United States of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the TSX initiated a review of its proposed standards in light of new U.S. legislation and published for public comment proposed amendments to the TSX Guidelines. However, in September 2003 the TSX announced that it would be relinquishing responsibility for setting corporate governance standards to Canadian securities regulators.
In January 2004, the Canadian Securities Administrators (the “CSA”) announced new rules governing (among other things) the independence, competence and responsibility of audit committees, which rules are substantially similar to those adopted in the United States. These rules are set out in Multilateral Instrument 52-110 (the “CSA Audit Committee Rules”) and came into force on March 30, 2004. In April 2005, the CSA announced amendments to the CSA Audit Committee Rules designed to ensure the consistency of the definition of “independence” with that of the New York Stock Exchange’s listing standards. These amendments took effect as of June 30, 2005.
The CSA Audit Committee Rules (with which the Corporation is in compliance) require:
•	a minimum three-member audit committee comprised solely of independent directors;

•	an audit committee charter that specifies certain specific audit committee responsibilities and authority, including, among other things:
–	the pre-approval of all audit services and permissible non-audit services; and

–	the sole authority to appoint, determine funding for and oversee the outside auditors.
The CSA also announced, in April 2005, the adoption of Multilateral Policy 58-201 and Multilateral Instrument 58-101 (collectively, the “CSA Corporate Governance Disclosure

Requirements”), which took effect as of June 30, 2005. The CSA Corporate Governance Disclosure Requirements replaced the TSX Guidelines and apply to the Corporation’s disclosure of its corporate governance practices for the year ended December 31, 2005. These requirements are substantially consistent with the revised corporate governance listing standards of the New York Stock Exchange. The CSA Corporate Governance Disclosure Requirements require the Corporation to make certain prescribed disclosures respecting its particular corporate governance practices and recommend a series of non-prescriptive corporate governance guidelines (the “CSA Corporate Governance Guidelines”) that Canadian public companies are encouraged to consider in developing their own corporate governance practices.
During 2003 and 2004, the Board of Directors implemented several changes in its corporate governance procedures to comply with the TSX Guidelines, the proposed amendments to those guidelines published by the TSX in 2002 and U.S. corporate governance standards. As part of those changes the Board:
i.	approved and adopted a new mandate for the Board;

ii.	appointed an independent director as “lead director”, with specific responsibility for maintaining the independence of the Board and ensuring the Board carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards;

iii.	appointed a Corporate Governance and Nominating Committee consisting solely of independent directors;

iv.	changed the membership of the Compensation and Benefits Committee to consist solely of independent directors instead of a majority of independent directors;

v.	approved charters for each of the Corporation’s Board committees, being the Audit Committee, the Compensation and Benefits Committee and the Corporate Governance and Nominating Committee, formalizing the mandates of those committees;

vi.	established a management Disclosure Committee for the Corporation, with the mandate to oversee the Corporation’s disclosure practices;

vii.	formalized the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy; and

viii.	adopted a formal Code of Business Conduct and Ethics for the Corporation that governs the behaviour of directors, officers and employees.
The Corporation is engaged in an ongoing review of its corporate governance practices against the CSA Corporate Governance Guidelines. The Board intends to consider additional changes to its corporate governance practices during the remainder of 2006 with a view to furthering its adherence to the CSA Corporate Governance Guidelines.
The Corporation’s Common Shares are listed on the New York Stock Exchange (“NYSE”) and quoted on the NASDAQ Stock Market (“NASDAQ”) and the Corporation is subject to applicable provisions of U.S. securities laws and regulations relating to corporate governance, which have been the subject of sweeping changes in recent years. Both as part of the Sarbanes-Oxley Act and independently, the SEC has enacted a number of new regulations relating to corporate governance standards for U.S. listed companies. In addition, the NYSE and NASDAQ have implemented numerous rule changes (the “NYSE Corporate Governance Rules” and the “NASDAQ Corporate Governance Rules”, respectively) that revise the corporate governance standards for NYSE and NASDAQ-listed companies.
THE CSA Audit Committee Rules, the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules, and the NASDAQ Corporate Governance Rules address, among other things, the composition and independence of Boards of directors and Board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practice” standard to which Canadian public companies are encouraged to adhere. For example, the CSA Corporate Governance Guidelines recommend that a Board should be comprised of a majority of independent directors. On the other hand, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules are prescriptive and require that the Board of a NYSE or NASDAQ-listed company be comprised of a majority of independent directors.
Each of the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines define “independence” in a slightly different way. Although a finding of independence remains a matter of judgment and perception based on a particular director’s circumstances, the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines prescribe certain per se bars to a finding of independence. In addition, there is a heightened independence requirement for members of audit committees under the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the heightened standard of independence for audit committee members is mandatory.
Subject to certain exceptions, including the requirement pertaining to the composition and independence of audit committees, foreign private issuers, like the Corporation, are exempt from any requirement of the NASDAQ Corporate Governance Rules and the NYSE Corporate Governance Rules which is contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. The Corporation believes that it is in full compliance with all of the applicable requirements of the CSA Audit Committee Rules and all requirements of the Sarbanes-Oxley Act, the NASDAQ Corporate Governance Rules and the NYSE Corporate Governance Rules applicable to foreign private issuers for which no exemption is available. The Corporation also believes that most, but not all, of its corporate governance practices are consistent with the CSA Corporate Governance Guidelines. The Corporation intends to continue its efforts to improve its corporate governance practices in order to make them wholly consistent with the CSA Corporate Governance Guidelines.
Board Composition
The CSA Corporate Governance Guidelines recommend that a majority of the directors of a corporation be independent directors. Under the CSA Corporate Governance Guidelines, the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, an “independent director” is a director who has no direct or indirect material relationship with the Corporation, even including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board of

Directors could, be reasonably expected to interfere with the exercise of a Director’s independent judgment.
A total of ten persons have been nominated for election as directors at the Meeting. The Board has determined that if all such nominees are elected, the Board will consist of five “independent directors” (as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules) in David Huberman, John Weatherall, Markus Faber, Robert Hanson and Kjeld Thygesen and five “non- independent” directors in Robert Friedland, Edward Flood, John Macken, Peter Meredith and Howard Balloch. Each of Messrs. Friedland, Flood, Macken and Meredith are “non-independent” directors in their capacities as senior officers of the Corporation and/or one or more of its subsidiaries and members of management. By virtue of an agreement for consulting services between the Corporation and a company beneficially owned by Mr. Balloch and his spouse, pursuant to which the Corporation paid compensation in excess of Cdn.$75,000 in 2004, Mr. Balloch does not qualify as an “independent director” under the applicable per se standards of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Payments pursuant to such agreement terminated in October 2004. Mr. Balloch is not a member of management and the Board considers him to be sufficiently independent of management to permit his exercise of independent judgment in carrying out his responsibilities.
The Chairman and Chief Executive Officer of the Corporation holds approximately 31.85% of the Corporation’s voting securities as of the date of this Management Proxy Circular. The Board has determined that the Corporation currently has five of ten directors in David Huberman, John Weatherall, Markus Faber, Robert Hanson and Kjeld Thygesen who are “independent” as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules) of both the Corporation and its Chairman and Chief Executive Officer. For the reasons set forth above, the Board believes that it includes a majority of directors (inclusive of Mr. Balloch) who do not have an interest in or relationships with either the Corporation or its principal shareholder and which fairly reflects the investment in the Corporation by shareholders other than the principal shareholder.
The directors of the Corporation are satisfied with the size and composition of the Board and believe that the current Board composition results in a balanced representation on the Board of Directors among management, non-management directors, and the Corporation’s major shareholder. While the Board functions effectively given the Corporation’s stage of development and the size and complexity of its business, the Board, through its Corporate Governance and Nominating Committee, will continue to seek qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests.
Mandate of the Board
Under the YBCA, the directors of the Corporation are required to manage the Corporation’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Corporation. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Board of Directors is responsible for supervising the conduct of the Corporation’s affairs and the management of its business. The Board’s mandate includes setting long term goals and objectives for the Corporation, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Corporation to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business.
The Board’s mandate requires that the Board be satisfied that the Corporation’s senior management will manage the affairs of the Corporation in the best interest of the shareholders, in accordance with the Corporation’s principles, and that the arrangements made for the management of the Corporation’s business and affairs are consistent with their duties described above. The Board is responsible for protecting shareholder interests and ensuring that the incentives of the shareholders and of management are aligned. The obligation of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Corporation.
In discharging this responsibility, the Board’s mandate provides that the Board oversees and monitors significant corporate plans and strategic initiatives. The Board’s strategic planning process includes annual budget reviews and approvals, and discussions with management relating to strategic and budgetary issues. At least one Board meeting per year is to be devoted to a comprehensive review of strategic corporate plans proposed by management.
As part of its ongoing review of business operations, at each Board meeting the Board reviews the principal risks inherent in the Corporation’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.
In addition to those matters that must, by law, be approved by the Board, the Board is required under its mandate to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation’s business.
The mandate provides that the Board also expects management to provide the directors, on a timely basis, with information concerning the business and affairs of the Corporation, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively. The Board expects management to efficiently implement its strategic plans for the Corporation, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.
The Board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by shareholders.
Each Committee of the Board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor at the expense of the Corporation provided such director has obtained the approval of the Corporate Governance and Nominating Committee to do so.

In April 2003, the Board adopted a strategic planning process which involves, among other things, the following:
(a)	at least one meeting per year will be devoted substantially to review of strategic plans that are proposed by management;

(b)	meetings of the Board, at least quarterly, to discuss strategic planning issues, with and without members of management;

(c)	the Board reviews and assists management in forming short and long term objectives of the Corporation on an ongoing basis;

(d)	the Board also maintains oversight of management’s strategic planning initiatives through annual and quarterly budget reviews and approvals. The strategic planning process adopted by the Board takes into account, among other things, the opportunities and risks of the business.
In order to ensure that the principal business risks borne by the Corporation are identified and appropriately managed, the Board receives periodic reports from management of the Corporation’s assessment and management of such risks. In conjunction with its review of operations which takes place at each Board meeting, the Board considers risk issues and approves corporate policies addressing the management of the risk of the Corporation’s business.
The Board takes ultimate responsibility for the appointment and monitoring of the Corporation’s senior management. The Board approves the appointment of senior management and reviews their performance on an ongoing basis.
The Corporation has a disclosure policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This committee consists of the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary and senior Corporate Communications and Investor Relations Department personnel, and receives advice from the Corporation’s outside legal counsel. The Disclosure Committee assesses materiality and determines when developments justify public disclosure. The committee will review the disclosure policy annually and as otherwise needed to ensure compliance with regulatory requirements. The Board reviews and approves the Corporation’s material disclosure documents, including its annual report, annual information form and management proxy circular. The Corporation’s annual and quarterly financial statements, Management’s Discussion and Analysis and other financial disclosure is reviewed by the Audit Committee and recommended to the Board prior to its release.
Meetings of the Board
The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the annual and quarterly meetings, the independent directors also have the opportunity to meet separate from management. Between each regularly scheduled Board meeting, a meeting of non-management Directors, chaired by the Lead Director, is held by teleconference to update the Directors on corporate developments since the last Board meeting. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of the Board members on matters falling within their special knowledge or experience.

Board Committees
The Corporation has an Audit Committee, Compensation and Benefits Committee and a Corporate Governance and Nominating Committee. In addition, the Board has appointed an Executive Committee.
Audit Committee
The mandate of the Audit Committee is to oversee the Corporation’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Corporation’s financial statements, monitoring the independence and performance of the Corporation’s external auditors and acting as a liaison between the Board and the Corporation’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management discussion and analysis and earnings press releases before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Corporation’s auditors. The Audit Committee communicates directly with the Corporation’s external auditors in order to discuss audit and related matters whenever appropriate.
The Audit Committee currently consists of Messrs. Weatherall (Chair), Thygesen and Faber. The CSA Audit Committee Rules provide for audit committees to consist solely of independent directors. All of Messrs. Weatherall, Thygesen and Faber are “independent directors” for the purposes of the CSA Audit Committee Rules, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, having regard to the heightened independence requirements applicable to audit committees.
The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
Mr. Weatherall has been determined by the Board of Directors to be an Audit Committee financial expert. The Company believes that Mr. Weatherall, a Chartered Financial Analyst, with over 40 years experience as an investment analyst, who also has experience as a portfolio manager, is qualified to be an Audit Committee financial expert.
The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board will review and reassess the adequacy of the Audit Committee charter on an annual basis.
The Audit Committee has regular access to the Chief Financial Officer of the Corporation. The external auditors regularly attend all meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the Committee’s discretion.

Compensation and Benefits Committee
The role of the Compensation and Benefits Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Corporation’s Employees’ and Directors’ Equity Incentive Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time, to determine the remuneration of executive officers and to determine any bonuses to be awarded.
The Compensation and Benefits Committee currently consists of Messrs. Huberman (Chair), Thygesen and Hanson. Each member of the committee qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.
Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee is responsible for making recommendations to the Board with respect to developments in the area of corporate governance and the practices of the Board. The Corporate Governance and Nominating Committee has expressly assumed responsibility for developing the Corporation’s approach to governance issues. The Committee is also responsible for reporting to the Board with respect to appropriate candidates for nominations to the Board, for overseeing the execution of an assessment process appropriate for the Board and its committees and for evaluating the performance and effectiveness of the Board and its committees.
The Corporate Governance and Nominating Committee of the Board currently consists of Messrs. Huberman, Weatherall, Hanson, Thygesen and Faber, of which Mr. Huberman is Chair of the Committee, in addition to being the Corporation’s lead director. Each member of the Committee qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.
Executive Committee
The Executive Committee was appointed by the Board on March 11, 2005 to meet when necessary between meetings of the full Board, with authority to approve expenditures of up to U.S.$10,000,000.
The Executive Committee currently consists of Messrs. Friedland, Meredith, Macken and Huberman.
Code of Business Conduct and Ethics
The Corporation has adopted a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct and Ethics provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. A copy of the Corporation’s Code of Business Conduct and Ethics has been filed on SEDAR and is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained, without charge, by request to the Corporate Secretary, 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, telephone to (604) 688-5755.
CSA Corporate Governance Guidelines
The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “A” to this Management Proxy Circular.
OTHER BUSINESS
Management of the Corporation is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.
DIRECTORS’ APPROVAL
The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.
ADDITIONAL INFORMATION
Copies of the Corporation’s Annual Information Form, annual financial statements, a Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available free of charge on or through the Corporation’s website at www.ivanhoemines.com or through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Finally, securityholders may contact the Corporation directly to receive copies of, such filings, without charge, upon written or oral request to Beverly A. Bartlett, Corporate Secretary, Suite 654-999 Canada Place, Vancouver, British Columbia, V6C 3E1, or by telephone at (604) 688-5755.
DATED at Vancouver, British Columbia, as of the 30 th day of March, 2006.
BY ORDER OF THE BOARD
“BEVERLY A. BARTLETT”
CORPORATE SECRETARY

SCHEDULE “A”
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
     Effective June 30, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 (“NI 58-101”) and the associated National Policy 58-201 (“NP 58-201”) which require the Corporation to disclose its corporate governance practices. These new rules replace the former corporate governance guidelines of the TSX.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)		COMMENTS
1.	Board of Directors — (a) Disclose the identity of directors who are independent.	The Board of Directors has reviewed the independence of each Director on the basis of the definitions in section 1.4 of MI 52-110, as amended, and the applicable previsions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. A Director is “independent” if he or she has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board of Directors could, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that one-half (5 out of 10) of the nominees proposed by management for election to the Board are independent from the Corporation. The following nominees have been affirmatively determined to be independent by the Board:

David Huberman

John Weatherall

Markus Faber

Robert Hanson

Kjeld Thygesen

This determination was made on the basis that:

(a) they (and their immediate family members) are not and have not been within the last three years an employee or executive officer of the Corporation;

(b) they (and their spouse, minor child or step child) are not and have not been within the last three years a partner or employee of the Corporation’s external auditors firm;

(c) they (and their immediate family members) are not and have not been within the last three years an executive officer of an entity of which the Corporation’s executives served on that entity’s compensation committee;

(d) they (and their immediate family members) did not receive more than U.S.$60,000 in direct compensation from the Corporation (exclusive of any remuneration received for acting as a Board or Committee member) during any 12 month period during the last three years;

(e) they and their immediate family members are not a current executive officer of a company that has

(1)	Reference is made to the items in Form 58-101F.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)		COMMENTS
made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S.$1 million or 2% of such other company’s consolidated gross revenues;

(f) they are not a partner in, or a continuing shareholder or executive officer of any for-profit business organization to which the Corporation made, or from which the Corporation received payments (other than those arising solely from investments in the Corporation’s securities) that exceed 5% of the Corporation’s or business organization’s consolidated gross revenues for that year, or U.S.$200,000, whichever is more, in any of the past three years.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The Board of Directors and Corporate Governance and Nominating Committee have determined, after reviewing the roles and relationships of each of the Directors, that the following 5 out of 10 nominees proposed by management for election to the Board are not ”independent” from the Corporation as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules:

Robert M. Friedland: Chairman and CEO

R. Edward Flood: Deputy Chairman

Peter G. Meredith: CFO

John Macken: President

Howard Balloch

Messrs. Friedland, Flood, Meredith and Macken, as senior officers of the Corporation and/or one or more of its subsidiaries and members of management, are considered to be non-independent directors.

By virtue of an agreement for consulting services between the Corporation and a company beneficially owned by Mr. Balloch and his spouse, pursuant to which the Corporation paid compensation in excess of Cdn.$75,000 in 2004, Mr. Balloch does not qualify as an “independent director” under the applicable per se standards of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Payments pursuant to such agreement terminated in October 2004. Mr. Balloch is not a member of management, however, and the Board considers him to be sufficiently independent of management to permit his exercise of independent judgment in carrying out his responsibilities.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)		COMMENTS
(c)	Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the Board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.	One-half or five of the 10 nominees proposed by Management for election to the Board are “independent directors” as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. In addition, although Mr. Balloch does not qualify as an “independent director” for the reasons set forth in Item 1(b) above, he is not a member of management and the Board considers him to be sufficiently independent of management to permit his exercise of independent judgment in carrying out his responsibilities.

The directors of the Corporation have reviewed the size of the Board and believe that the current Board size and composition results in a balanced representation on the Board of Directors among management, non-management directors and the Corporation’s major shareholder. While the Board functions effectively, given the Corporation’s stage of development and the size and complexity of its business, the Board, through its Corporate Governance and Nominating Committee, will continue to seek additional qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests. In so doing, the Corporate Governance and Nominating Committee will seek candidates that meet all Canadian, U.S. and other standards of independence applicable to the Corporation. The Corporate Governance and Nominating Committee will continue to examine the size and composition of the Board and recommend adjustments from time to time to ensure that the Board continues to be of a size that facilitates effective decision-making. There are currently 10 Directors on the Board. The maximum number permitted under the Corporation’s articles of incorporation is 12. This will facilitate adding an additional qualified candidate to the Board as the opportunity to do so arises.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All directorships with other public entities for each of the nominees are set out in the table under “Election of Directors”.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	The Board sets aside a portion of each regularly scheduled meeting to discuss any issues without management Directors being present. In addition, all committees meet without management being present unless the committee specifically requests.

The Corporate Governance and Nominating Committee, in particular, provides a forum without management being present to receive any expression of concern from a director, including a concern regarding the independence of the Board from management.

There were five such Board meetings and four such meetings of each committee held in 2005.

In addition, between each regularly scheduled Board meeting, a meeting of non-management Directors, chaired by the Lead Director, is held by teleconference to update the Directors on developments since the last Board meeting.

CORPORATE GOVERNANCE DISCLOSER REQUIREMENT[1]			COMMENTS
Board meeting.

(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.	Mr. Friedland, the Corporation’s Chief Executive Officer, currently serves as Chairman of the Board of Directors. The Board of Directors is of the view that appropriate structures and procedures are in place to allow the Board to function independently of management while continuing to provide the Corporation with the benefit of having a Chairman of the Board with extensive experience and knowledge of the Corporation’s business.

The Board has created the position of lead director, with specific responsibility for maintaining the independence of the Board and ensuring that the Board carries out its responsibilities. Mr. Huberman, who also serves as chair of the Corporate Governance and Nominating Committee, serves as the Corporation’s lead director.

	(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The Board held five meetings in the 2005 financial year and the Nominating and Corporate Governance, the Compensation and Benefits Committee and the Audit Committee each met four times during the year. A record of attendance by Director(s) at meetings of the Board and its Committees as well as the number of Board and Board Committee meetings held during the financial year ended December 31, 2005, is set out under the heading “Attendance of Board and Committee Members” in this Circular.

2.	Board Mandate - Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board of Directors has assumed responsibility for the stewardship of the Corporation and has adopted a formal mandate as described in this Circular under the heading “Corporate Governance – Mandate of the Board”, setting out its stewardship responsibilities.
The mandate of the Board is available on the Corporation’s website (www.ivanhoemines.co m). A copy may also be obtained upon request to the Corporate Secretary of the Corporation, Suite 654, 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.

3.	Position Descriptions -
	(a)	Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board of Directors has not yet developed written position descriptions for the Chair, the chair of each Board committee, or the CEO. The Corporate Governance and Nominating Committee is responsible for and is continuing to develop recommendations for structures and procedures to clearly define the role and responsibilities of the Chair, the chair of each Board committee and the CEO.

	(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)				COMMENTS
4.	Orientation and Continuing Education			The Corporation takes steps to ensure that prospective directors fully understand the role of the Board and its committees and the contribution individual directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its directors. New directors are provided with a comprehensive information package, including pertinent corporate documents and a director’s manual containing information on the duties, responsibilities and liabilities of directors. New directors are also briefed by management as to the status of the Corporation’s business. Directors are provided with the opportunity to make site visits to the Corporation’s properties.
	(a)	Briefly describe what measures the Board takes to orient new members regarding:

		(i)	the role of the Board, its committees and its directors, and

		(ii)	the nature and operation of the issuer’s business

(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of directors.

Presentations are made to the Board from time to time to educate and keep them informed of changes within the Corporation and of regulatory and industry requirements and standards.

In addition, Directors are encouraged to take courses relevant to the Corporation and its business, particularly with respect to corporate governance and the mining industry. Directors are also encouraged to make site visits to the Corporation’s properties.

5.	Ethical Business Conduct —			The Corporation has adopted a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct and Ethics provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. The Corporation’s Code of Business Conduct and Ethics has been filed on SEDAR and is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained, without charge, by request to the Corporate Secretary, 654 — 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, telephone to (604) 688-5755.

	(a)	Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code:

		(i)	disclose how a person or company may obtain a copy of the code;

		(ii)	describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and disclose how a person or company may obtain a copy of the code;

		(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
The Corporate Governance and Nominating Committee monitors compliance with the Code of Business Conduct and Ethics and also ensures that management encourages and promotes a culture of ethical business conduct.

The Board has not granted any waiver of the Code of Business Conduct and Ethics in favor of a Director or executive officer. Accordingly, no material change report has been required or filed.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)		COMMENTS
(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Corporate Governance and Nominating Committee monitors the disclosure of conflicts of interest by Directors and ensures that no Director will vote nor participate in a discussion on a matter in respect of which such Director has a material interest.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Corporation has published a Statement of Values and Responsibilities. It has also developed various corporate policies including Corporate Disclosure, Confidentiality and Securities Trading policies, and a Whistleblower Policy, administered by an independent third party.

6.	Nomination of Directors — (a) Describe the process by which the Board identifies new candidates for Board nomination.	The Board has a Corporate Governance and Nominating Committee consisting of Messrs. Huberman, Hanson, Weatherall, Thygesen and Faber all of whom are “independent directors” under the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Mr. Huberman has been appointed as Chairman of the committee, in addition to being the Corporation’s lead director. The full Board determines, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Corporate Governance and Nominating Committee has responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing directors on an ongoing basis.

The Corporation does not have a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors. However, the Chairman and the Chief Executive Officer of the Corporation holds approximately 31.85% of the Corporation’s voting securities as at the date of this Circular. The Corporation has a majority of directors who do not have an interest in or relationship with either the Corporation or its principal shareholder and, which fairly reflects the investment in the Corporation by shareholders other than the principal shareholder.

The full Board determines, in light of the opportunities and risks facing the Corporation and the recommendations of the Corporate Governance and Nominating Committee, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Corporate Governance and Nominating Committee has responsibility for identifying, interviewing and assessing nominees to the Board and proposing to the full Board new nominees, and for assessing directors on an ongoing basis.

The Board seeks to achieve a greater representation of independent directors and has determined to continue to seek, through its Corporate Governance and Nominating Committee, additional qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests. In so doing, the Corporate Governance and Nominating Committee will seek candidates that meet all Canadian, U.S. and other standards of independence applicable to the Corporation.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)			COMMENTS
Corporation.

The charter of the Corporate Governance and Nominating Committee is available on the Company’s website (www.ivanhoemines.com). A copy may also be obtained upon request to the Corporate Secretary, 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, telephone (604) 688-5755.

7.	Compensation –		The Compensation and Benefits Committee has responsibility for recommending compensation for the Company’s officers to the Board. CEO compensation is approved by the Compensation and Benefits Committee. “Report on Executive Compensation”.
	(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Compensation and Benefits Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for non-management Directors to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director, without compromising a Director’s independence. Directors who are executives of the Company receive no additional remuneration for their services as Directors.

“Independent directors”, as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules (and, from and after January 1, 2006, all non-management directors), receive Cdn.$15,000 per annum for acting as such. Mr. David Huberman receives an additional Cdn.$60,000 per annum for acting as the Lead Director of the Board of Directors. Mr. John Weatherall, as Chair of the Audit Committee, receives an additional Cdn.$25,000 per annum, for acting in such capacity. Commencing in 2006 each Chair of the Compensation and Benefits Committee and the Corporate Governance Committee will receive an additional payment of Cdn.$15,000 per annum for acting as such. Independent directors also receive Cdn.$1,200 per in-person Board or Committee meeting attended and US$600 per Board or Committee conference call in which they participate.

In addition to their cash compensation, non-executive directors also receive a grant of 25,000 stock options per annum, such options having a five year term and fully vesting on the first anniversary of the date of the grant.

	(b)	Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Compensation and Benefits Committee comprises three Directors, all of whom have been affirmatively determined by the Board to be “independent directors” as defined by the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

	(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The duties and responsibilities of the Compensation and Benefits Committee include the development of a compensation philosophy and policy; evaluating the performance of the Corporation’s senior executive officers, reviewing their compensation, and monitoring equity incentive arrangements.
The role of the Compensation and Benefits Committee is primarily to review the adequacy and form of compensation of senior management and the directors

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)		COMMENTS
with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Corporation’s Equity Incentive Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time and to determine the remuneration of executive officers and to determine any bonuses to be awarded.

The members of the Compensation and Benefits Committee are Messrs. Huberman (Chair), Thygesen and Hanson. Each member of the committee is an independent director for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The charter of the Compensation and Benefits Committee is available on the Company’s website (www.ivanhoemines.com). A copy may also be obtained upon request to the Corporate Secretary, Suite 654, 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Towers Perrin were retained in 2004 by the Compensation Committee to prepare a director compensation report to assist the Committee in the determination of independent director compensation. They were mandated to provide the review based on compensation levels provided to similarly sized Canadian mining companies. Towers Perrin’s fee for its 2004 report was Cdn$19,821.

Gurr Lane & Associates were retained in 2005 by the Compensation Committee to prepare reports to assist the Committee in developing a compensation strategy for the position of President and for the other executive and senior management positions. They were mandated to develop a justifiable compensation strategy which benchmarks such positions in terms of the competitive marketplace of similar-sized international mining companies and, where appropriate, larger operating mining companies. The proposals were intended to address salary, bonus and stock options. Gurr Lane & Associates’ fee for the reports was Cdn$39,697.

8.	Other Board Committees – If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	In addition to the Audit Committee, the Compensation and Benefits Committee and the Corporate Governance and Nominating Committee, effective March 11, 2005, the Board has also approved establishment of an Executive Committee consisting of the Chief Executive Officer, Chief Financial Officer, President and one independent director (currently the Lead Director) to meet between formal meetings of the Board as necessary, with authority to approve expenditures of up to U.S.$10,000,000.

9.	Assessments – Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.	The Corporate Governance and Nominating Committee has the responsibility for developing and recommending to the Board, and overseeing the execution of, a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, on a regular basis. The Corporate Governance and Nominating Committee has developed and is continuing to refine an assessment process for the Board and each of its committees. In addition, the Committee is refining a

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
process to assess the contribution of individual directors.
The Corporate Governance and Nominating Committee reviews and approves a performance evaluation questionnaire that is forwarded annually to the members of the Board of Directors. This questionnaire covers a wide range of issues and allows for comments and suggestions. In 2004, all Directors assessed the performance of the Board as a whole, its Committees, the Chair of each Committee, and the Lead Director. In 2005, each Director assessed his own performance. In 2006, a process of peer review will be initiated for all Directors. The Lead Director compiles responses to the questionnaire and contacts each Director to discuss the evaluations. The Lead Director then reports the results to the Board of Directors. This evaluation process takes place on an annual basis prior to recommendation of nominees to the Board of Directors.
The most recent annual evaluation showed that the Board, its Committees, the Committee Chairs, the Lead Director and individual Directors were effectively fulfilling their responsibilities.

SCHEDULE “B”
IVANHOE MINES LTD.
EMPLOYEES’ AND DIRECTORS’ EQUITY INCENTIVE PLAN
AMENDED AND RESTATED MAY 12, 2006
PART 1 INTRODUCTION
1.1	Purpose
The purpose of the Plan is to secure for the Company and its shareholders the benefits of incentive inherent in share ownership by the directors and employees of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that share plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.
1.2	Definitions
(a) “Affiliate” has the meaning set forth in Section 1(2) of the Ontario Securities Act, as amended.
(b) “Associate” has the meaning assigned to it in the Ontario Securities Act, as amended.
(c) “Board” means the board of directors of the Company.
(d) “Company” means Ivanhoe Mines Ltd., a company continued under the laws of the Yukon Territory.
(e) “Committee” has the meaning attributed thereto in Section 6.1;
(f) “Eligible Directors” means the directors of the Company or any Affiliate thereof who are, as such, eligible for participation in the Plan.
(g) “Eligible Employees” means employees (including employees who are officers and directors) of the Company or any Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Board, upon recommendation of the Committee, as employees eligible for participation in the Plan. “Eligible Employees” shall include Service Providers eligible for participation in the Plan as determined by the Board.
(h) “Fair Market Value” means, with respect to a Share subject to Option, the weighted average price of the Shares on The Toronto Stock Exchange for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on The Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.
(i) “Insider” has the meaning assigned to it in the Ontario Securities Act, as amended.

(j) “Option” means an option granted under the terms of the Share Option Plan.
(k) “Option Period” means the period during which an Option is outstanding.
(l) “Optionee” means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of the Share Option Plan.
(m) “Participant” means, in respect of any Plan, an Eligible Employee or Eligible Director who participates in such Plan.
(n) “Plan” means, collectively the Share Option Plan, the Share Bonus Plan and the Share Purchase Plan and “Plan” means any such plan as the context requires.
(o) “Service Provider” means any person or company engaged by the Company or an Affiliate to provide services for an initial, renewable or extended period of 12 months or more.
(p) “Share Bonus Plan” means the plan established and operated pursuant to Part 3 and Part 5 hereof.
(q) “Share Option Plan” means the plan established and operated pursuant to Part 2 and Part 5 hereof.
(r) “Share Purchase Plan” means the plan established and operated pursuant to Part 4 and Part 5 hereof.
(s) “Shares” means the common shares of the Company.
PART 2 SHARE OPTION PLAN
2.1	Participation
Options shall be granted only to Eligible Employees and Eligible Directors.
2.2	Administration of Share Option Plan.
The Share Option Plan shall be administered by the Committee.
2.3	Price
The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value on the date of grant.
2.4	Grant of Options
The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Eligible Employees and Eligible Directors as it may select for the number of Shares that it shall designate, subject to the provisions of the Share Option Plan. When the grant is authorized, the Board, on the recommendation of the Committee, shall specify the date of grant.
Each Option granted to an Eligible Employee or to an Eligible Director shall be evidenced by a stock option agreement with terms and conditions consistent with the Share Option Plan and as approved by the Board on the recommendation of the Committee (which terms and conditions need not be the same in each case and may be changed from time to time, subject to the approval of any material changes by The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).
2.5 Terms of Options
The Option Period shall be five years from the date such Option is granted or such greater or lesser duration as the Board, on the recommendation of the Committee, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 2.8 hereof covering termination of employment or death of the Optionee.
Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, Options may be exercised (in each case to the nearest full Share) during the Option Period as follows:
(a) at any time during the first year of the Option Period, the Optionee may purchase up to 20% of the total number of Shares reserved for issuance pursuant to his or her Option; and
(b) at any time during each additional year of the Option Period the Optionee may purchase an additional 20% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) until, in the fifth year of the Option Period, 100% of the Option will be exercisable.
Except as set forth in Section 2.8, no Option may be exercised unless the Optionee is at the time of such exercise:
(a) in the case of an Eligible Employee, in the employ of the Company or an Affiliate and shall have been continuously so employed since the grant of his Option, but absence on leave, having the approval of the Company or such Affiliate, shall not be considered an interruption of employment for any purpose of the Share Option Plan; or
(b) in the case of an Eligible Director, a director of the Company or an Affiliate and shall have been such a director continuously since the grant of his Option.
Subject to Section 2.6, the exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, and which incorporates by reference the terms of the Plan. The exercise of any Option will also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased. No Optionee or his legal representatives or legatees will be, or will be deemed to be, a holder of any Shares subject to an Option, unless and until certificates for such Shares are issued to him or them under the terms of the Share Option Plan.

2.6 Share Appreciation Right
A Participant may, if at any time determined by the Board, on the recommendation of the Committee, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part (the “Terminated Option”) by notice in writing to the Company and, in lieu of receiving the Shares (the “Option Shares”) to which the Terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:
(a) subtracting the Option exercise price per Share from the Fair Market Value per Share on the day immediately prior to the exercise of the Right and multiplying the remainder by the number of Option Shares; and
(b) dividing the product obtained under subsection 2.6(a) by the Fair Market Value per Share on the day immediately prior to the exercise of the Right.
If a Right is granted in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable.
2.7 Lapsed Options
If Options are surrendered, terminated or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options, subject in the case of the cancellation of an Option in connection with the grant of a new Option to the same person on different terms, to the consent of The Toronto Stock Exchange.
2.8 Effect of Termination of Employment or Death
If an Optionee:
(a) dies while employed by or while a director of the Company or its Affiliate, any Option held by him at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; or
(b) ceases to be employed by or act as a director of the Company or its Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so employed or ceases to be a director, as the case may be. If an Optionee ceases to be employed by or act as a director of the Company or its Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.
2.9 Effect of Takeover Bid
If a bona fide offer (the “Offer”) for Shares is made to the Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror exercising control over the Company within the meaning of subsection 1(3) of the Ontario Securities Act (as amended from time to time), then the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee currently holding an Option of the Offer, with full particulars thereof, whereupon, notwithstanding Section 2.5 hereof, such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) pursuant to the Offer.
2.10 Effect of Amalgamation or Merger
If the Company amalgamates or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation or merger if the Participant had exercised his Option immediately prior to the record date applicable to such amalgamation or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Share Option Plan.
2.11 Adjustment in Shares Subject to the Plan
If there is any change in the Shares through the declaration of stock dividends of Shares or consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under the Share Option Plan, the Shares subject to any Option, and the option price thereof shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Share Option Plan.
2.12 Loans to Employees
Subject to applicable law, the Board may at any time authorize the Company to loan money to an Eligible Employee (which for purposes of this Section 2.12 excludes any director or executive officer (or equivalent thereof) of the Company), on such terms and conditions as the Board may reasonably determine, to assist such Eligible Employee to exercise an Option held by him or her. Such terms and conditions shall include, in any event, interest at prevailing market rates, a term not in excess of one year, and security in favour of the Company represented by that number of Shares issued pursuant to the exercise of an Option in respect of which such loan was made or equivalent security which equals the loaned amount divided by the Fair Market Value of the Shares on the date of exercise of the Option, which security may be granted on a non-recourse basis.
PART 3 SHARE BONUS PLAN
3.1 Participants
The Board, on the recommendation of the Committee, shall have the right, subject to Section 3.2, to issue or reserve for issuance, for no cash consideration, to any Eligible Employee or any Eligible Director any number of Shares as a discretionary bonus subject to such provisos and restrictions as the Board may determine.
3.2 Number of Shares
The aggregate maximum number of shares that may be issued pursuant to Section 3.1 will be limited to 2,000,000 Shares. Shares reserved for issuance and issued under the Share Bonus Plan shall be subject to the limitations set out in Section 5.1.

The Board, on the recommendation of the Committee, in its absolute discretion, shall have the right to reallocate any of the Shares reserved for issuance under the Share Bonus Plan for future issuance under the Share Option Plan or the Share Purchase Plan and, in the event that any Shares specifically reserved under the Share Bonus Plan are reallocated to the Share Option Plan or the Share Purchase Plan, as the case may be, the aggregate maximum number of Shares reserved under the Share Bonus Plan will be reduced to that extent. In no event will the number of Shares allocated for issuance under the Share Bonus Plan exceed 2,000,000 Shares.
3.3 Necessary Approvals
The obligation of the Company to issue and deliver any Shares pursuant to an award made under the Share Bonus Plan will be subject to all necessary approvals of any exchange or securities regulatory authority having jurisdiction over the Shares.
PART 4 SHARE PURCHASE PLAN
4.1 Participants
Participants in the Share Purchase Plan will be Eligible Employees who have been continuously employed by the Company or any of its Affiliates on a full-time basis for at least 12 consecutive months and who have been designated by the Board, on the recommendation of the Committee, as participants in the Share Purchase Plan (“Share Purchase Plan Participants”). The Board, on the recommendation of the Committee, shall have the right, in its absolute discretion, to waive such 12-month period or to refuse any Eligible Employee or group of Eligible Employees the right of participation or continued participation in the Share Purchase Plan.
4.2 Election to Participate in the Share Purchase Plan and Participant’s Contribution
Any Share Purchase Plan Participant may elect to contribute money (the “Participant’s Contribution”) to the Share Purchase Plan in any calendar year if the Share Purchase Plan Participant delivers to the Company a written direction in form and substance satisfactory to the Company authorizing the Company to deduct from the Share Purchase Plan Participant’s salary, in equal instalments, the Participant’s Contribution. Such direction will remain effective until revoked in writing by the Share Purchase Plan Participant or until the Board terminates or suspends the Share Purchase Plan, whichever is earlier.
The Share Purchase Plan Participant’s Contribution as determined by the Board, on the recommendation of the Committee, shall not exceed 10% of the Share Purchase Plan Participant’s basic annual salary from the Company and its Affiliates at the time of delivery of the direction, before deductions, exclusive of any overtime pay, bonuses or allowances of any kind whatsoever (the “Basic Annual Salary”). In the case of a Share Purchase Plan Participant for whom the Board, on the recommendation of the Committee, has waived the 12-month employment requirement, the Share Purchase Plan Participant’s Contribution shall not exceed 10% of his Basic Annual Salary from the Company and its Affiliates at the time of delivery of the direction, prorated over the remainder of the calendar year, before deductions and exclusive of any overtime pay, bonuses or allowances of any kind whatsoever.
4.3 Company’s Contribution
Immediately prior to the date any Shares are issued to a Share Purchase Plan Participant in accordance with Section 4.4, the Company will credit the Share Purchase Plan Participant with,

and thereafter hold in trust for the Share Purchase Plan Participant, an amount determined by the Board (the “Company’s Contribution”) not to exceed the Participant’s Contribution then held in trust by the Company.
4.4 Issue of Shares
On March 31, June 30, September 30 and December 31 in each calendar year the Company will issue to each Share Purchase Plan Participant fully paid and non-assessable Shares, disregarding fractions, which is equal to the aggregate amount of the Participant’s Contribution and the Company’s Contribution divided by the Issue Price. For the purposes of this Section 4.4, “Issue Price” means the weighted average price of the Shares on The Toronto Stock Exchange, or such exchange or exchanges on which the Shares may be traded at such time for the 90-day period immediately preceding the date of issuance. If the Shares are not traded on an exchange on the date of issuance, the Issue Price shall be such price per Share as the Board, acting in good faith, may determine.
The Company shall hold any unused balance of the Participant’s Contribution for a Share Purchase Plan Participant until used in accordance with the Share Purchase Plan.
4.5 Delivery of Shares
As soon as reasonably practicable following each issuance of Shares to a Share Purchase Plan Participant pursuant to Section 4.4, the Company will cause to be delivered to the Share Purchase Plan Participant a certificate in respect of such Shares provided that, if required by applicable law or the rules and policies of The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are traded, a restrictive legend shall be inscribed on the certificate, which legend shall state that the Shares shall not be transferable for such period as may be prescribed by law or by any regulatory authority or stock exchange on which the Shares are listed.
4.6 Effect of Termination of Employment or Death
If a Participant dies or otherwise ceases to be employed by the Company or any of its Affiliates for any reason or receives notice from the Company of the termination of his or her employment, the Share Purchase Plan Participant’s participation in the Share Purchase Plan will be deemed to be terminated and any portion of the Participant’s Contribution then held in trust shall be paid to the Share Purchase Plan Participant or his estate or successor as the case may be.
4.7 Effect of Amalgamation or Merger
If the Company amalgamates or merges with or into another corporation, each Share Purchase Plan Participant to whom Shares are to be issued will receive, on the date on which any Shares would otherwise have been delivered to the Share Purchase Plan Participant in accordance with Section 4.5, the securities, property or cash to which the Share Purchase Plan Participant would have been entitled on such amalgamation, consolidation or merger had the Shares been issued immediately prior to the record date of such amalgamation or merger.

PART 5 GENERAL
5.1 Number of Shares
The aggregate number of Shares that may be reserved for issuance under the Plan shall not exceed 32,000,000 Shares inclusive of those Shares reserved under the Share Bonus Plan pursuant to Section 3.2. In addition, the aggregate number of Shares:
(a) that may be reserved for issuance to Insiders under the Plan shall not exceed 10% of the Company’s outstanding issue from time to time;
(b) that may be issued to Insiders under the Plan within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time; and
(c) that may be issued to any one Insider and his or her Associates under the Plan within any one-year period shall not exceed 5% of the Company’s outstanding issue from time to time.
In no event will the number of Shares at any time reserved for issuance to any Participant exceed 5% of the Company’s outstanding issue from time to time.
For the purposes of this Section 5.1, “outstanding issue” means the total number of Shares, on a non-diluted basis, that are issued and outstanding as of the date that any Shares are issued or reserved for issuance pursuant to an award under the Plan to an Insider or such Insider’s Associates, excluding any Shares issued under the Plan during the immediately preceding 12 month period.
5.2 Transferability
Any benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all benefits, rights and options may only be exercised by the Participant. Options are non-transferable except by will or by the laws of descent and distribution.
5.3 Employment
Nothing contained in any Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any, Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in any Plan by a Participant is voluntary.
5.4 Record Keeping
The Company shall maintain a register in which shall be recorded:
(a)	the name and address of each Participant;

(b)	the Plan or Plans in which the Participant participates;

(c)	any Participant’s Contributions;

(d)	the number of unissued Shares reserved for issuance pursuant to an Option or pursuant to an award made under the Share Bonus Plan in favour of a Participant; and

(e)	such other information as the Board may determine.
5.5 Necessary Approvals
The Plan shall be effective only upon formal adoption by the Board following the approval of the shareholders of the Company in accordance with the rules and policies of The Toronto Stock Exchange.
The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction in respect of the Shares or any exchanges on which the Shares are then listed which may be required in connection with the authorization, issuance or sale of such Shares by the Company. If any Shares cannot be issued to any Participant for any reason including, without limitation, the failure to obtain such approval, the obligation of the Company to issue such Share shall terminate and any Participant’s Contribution or option price paid to the Company shall be returned to the Participant.
5.6 Income Taxes
The Company may withhold from any remuneration or consideration whatsoever payable to such Participant hereunder, any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan.
5.7 Amendments to Plan
The Board may amend, modify or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Board, subject to the approval of any material changes by The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are traded. However, any amendment of such Plan which would:
(a)	materially increase the benefits under the Plan;

(b)	materially increase the number of Shares issuable under the Plan; or

(c)	materially modify the requirements as to eligibility for participation in the Plan;
shall be effective only upon the approval of the shareholders of the Company and, if required, the approval of any regulatory body having jurisdiction over the Shares and any stock exchanges on which the Shares are then listed for trading. Except as expressly otherwise provided herein, however, no change in an award already granted under the Plan shall be made without the written consent of the recipient of such award.
5.8 No Representation or Warranty
The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

5.9 Compliance with Applicable Law, etc
If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.
PART 6 ADMINISTRATION OF THE PLAN
6.1 Administration by the Committee
(a)	Unless otherwise determined by the Board, the Plan shall be administered by the Compensation and Benefits Committee (the “Committee”) appointed by the Board and constituted in accordance with such Committee’s charter. The members of the Committee serve at the pleasure of the Board and vacancies occurring in the Committee shall be filled by the Board.

(b)	The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan, to:
(i)	adopt and amend rules and regulations relating to the administration of the Plan and make all other determinations necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency; and

(ii)	otherwise exercise the powers delegated to the Committee by the Board and under the Plan as set forth herein.
6.2 Board Role
(a)	The Board, on the recommendation of the Committee, shall determine and designate from time to time the individuals to whom awards shall be made, the amounts of the awards and the other terms and conditions of the awards.

(b)	The Board may delegate any of its responsibilities or powers under the Plan to the Committee, provided that the grant of all Shares, Options or other awards under the Plan shall be subject to the approval of the Board. No Option shall be exercisable in whole or in part unless and until such approval is obtained.

(c)	In the event the Committee is unable or unwilling to act in respect of a matter involving the Plan, the Board shall fulfill the role of the Committee provided for herein.

IVANHOE MINES LTD.
654 - 999 Canada Place, Vancouver, British Columbia V6C 3E1
Tel: (604) 688 5755    Fax: (604) 682 2060
P R O X Y
This proxy is solicited by the management of IVANHOE MINES LTD. (the “Corporation”) for the Annual General Meeting of its shareholders (the “Meeting”) to be held on May 12, 2006.
The undersigned hereby appoints, R. Edward Flood, Deputy Chairman and Director, or failing him, Beverly A. Bartlett, Corporate Secretary of the Corporation, or instead of either of the foregoing, (insert name)                                                             , as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held in the Ceperly/Walker room of the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on May 12, 2006 at 9:00 AM, local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1.	ELECTION OF DIRECTORS
The nominees proposed by management of the Corporation are:

	ROBERT M. FRIEDLAND	FOR ☐	WITHHOLD ☐
	R. EDWARD FLOOD	FOR ☐	WITHHOLD ☐
	KJELD THYGESEN	FOR ☐	WITHHOLD ☐
	ROBERT HANSON	FOR ☐	WITHHOLD ☐
	JOHN WEATHERALL	FOR ☐	WITHHOLD ☐
	MARKUS FABER	FOR ☐	WITHHOLD ☐
	JOHN MACKEN	FOR ☐	WITHHOLD ☐
	DAVID HUBERMAN	FOR ☐	WITHHOLD ☐
	HOWARD BALLOCH	FOR ☐	WITHHOLD ☐
	PETER MEREDITH	FOR ☐	WITHHOLD ☐

2.	APPOINTMENT OF AUDITORS
To appoint Deloitte & Touche, LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

FOR ☐ WITHHOLD ☐

4.	An amendment to the Corporation’s Employees’ and Directors’ Equity Incentive Plan (the “Plan”) to increase, by 3,000,000 common shares, the maximum number of common shares of the Corporation issuable under the Plan from 29,000,000 common shares to 32,000,000 common shares is hereby authorized, approved and adopted.

FOR ☐ AGAINST ☐

5.	Upon any permitted amendment to or variation of any matter identified in the Notice of Annual General Meeting.

6.	Upon any other matter that properly comes before the Meeting .
THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.
DATED:                                         , 2006.

Signature of Shareholder

(Please print name here)
Note: If not dated, this proxy is deemed to be dated on the day sent by the Corporation.
Affix label here
Name of Shareholder
Address of Shareholder
(Please advise the Corporation of any change of address)

NOTES:
A proxy will not be valid unless the completed, signed and dated form of proxy is faxed to 1-866-781-3111 or delivered to the office of 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 not less than 48 hours (excluding Saturdays and holidays) before the time at which the Meeting is to be held, or any adjournment thereof.
Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the Meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation, either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing.
A shareholder has the right to appoint a person, who need not be a shareholder, other than either of the nominees designated in this form of proxy to attend and act for the shareholder and on the shareholder’s behalf at the Meeting, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.
The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditors, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.
In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.

SUPPLEMENTAL RETURN CARD
May 12, 2006

TO:	REGISTERED AND NON-REGISTERED SHAREHOLDERS OF IVANHOE MINES LTD. (the “Corporation”)
National Instrument 54-101/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer’s SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Corporation. If you are interested in receiving such statements, please complete, sign and return this document to CIBC Mellon Trust Company, The Oceanic Plaza, 1600 — 1066 West Hastings Street, PO Box 1900, Vancouver, British Columbia, V6C 3K9.
AS THE SUPPLEMENTAL LIST IS UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED FROM YOU ANNUALLY IN ORDER FOR YOUR NAME TO REMAIN ON THE LIST.

I CERTIFY THAT I AM A: REGISTERED/NON-REGISTERED
(Please Circle)
SHAREHOLDER OF
IVANHOE MINES LTD.

Name of Shareholder:

Please Print

Address:

Postal Code:

Signature:

Date:

E-Mail Address:

SHAREHOLDER CONSENT TO DELIVERY OF ELECTRONIC MATERIALS
Ivanhoe Mines Ltd. (the “Company”) is introducing a voluntary option for the delivery of Company documents to its shareholders (“Shareholders”) by electronic means rather than traditional mailing of paper copies. This option allows the Company to provide its shareholders a convenient method of receiving materials meant to increase timeliness for Shareholders, provide benefits to our environment and reduce costs.
I consent to the electronic delivery of the documents listed below that the Company elects to deliver to me electronically, all in accordance with the terms hereof. The consent granted herein will last until revoked by the Shareholder.

1.	The following documents that are filed with securities regulators and mailed to other Shareholders will at the same time be delivered electronically to me (collectively referred to as the “Documents” or each of them as a “Document”):
a)	annual reports including financial statements;

b)	quarterly reports, including financial statements;

c)	notices of meetings of shareholders, management information circulars and forms of proxy; and

d)	such other disclosure documents that the Company makes available by electronic means.
2.	The Documents will be delivered to you by the Company by making them available for your viewing, downloading and/or saving on the Internet website www.ivanhoemines.com (the “Website”).

A Shareholder must then go to “Investor Information” and “Financial Reports” and locate the document of interest for viewing.

The Company will advise you by e-mail when the documents are available on the Website.
3.	The viewing, downloading and/or saving of a Document requires me to use:
a)	a computer with a 486/33 processor (or MacIntosh LC III) or higher with at least 16 megabytes of RAM (Random Access Memory) and Windows 3.1;

b)	access to an Internet service provider;

c)	the program Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher);

d)	the program Adobe Acrobat Reader 3.0 (or higher) to read the material; and

e)	an electronic mail account to receive notification.
For Shareholders without Adobe Acrobat Reader, a link will be provided to allow the downloading of this program. Accordingly, I acknowledge that I understand the above technical requirements and that I possess the technical ability and resources to receive electronic delivery in the manner outlined in this “Consent to Electronic Delivery of Documents”.
4.	I acknowledge that I may receive at no cost a paper copy of any Document to be delivered if the Company cannot make electronic delivery available or if I contact the Company’s transfer agent, CIBC Mellon by telephone at (800) 387-0825, regular mail at Ivanhoe Mines Ltd. c/o CIBC Mellon Trust Company, PO Box 1900, Vancouver, BC V6C 3K9 or via electronic mail at inquiries@cibcmellon.com. I further acknowledge that my request of a paper copy of any Document does not constitute revocation of this “Consent to Electronic Delivery of Documents”.

5.	The Documents will be posted on the Website for delivery for a period of time corresponding to the notice period stipulated under applicable legislation and the Documents will remain posted on the Website thereafter for a period of time which is appropriate and relevant, given the nature of the document.

6.	I understand that my consent may be revoked or changed at any time by notifying the Company’s transfer agent of such revocation or changed by telephone, regular mail or e-mail as specified in paragraph 4 above.

7.	I understand that the Company maintains in confidence the personal information I provide as a Shareholder and uses it only for the purpose of Shareholder communication.

8.	I understand that I am not required to consent to the electronic delivery of Documents. I have read and understand this “Consent to Electronic Delivery of Documents” and I consent to the electronic delivery of Documents on the foregoing terms.

I have read and understand this “Consent for Electronic Delivery of Documents” and consent to the electronic delivery of the Documents on the terms outlined above.
Please complete the below sections then mail or fax the form to CIBC Mellon Trust Company at the address below.

Print Shareholder(s) Name

(as it appears on your cheques, certificates, statements or correspondence)

E-mail Address

Mailing Address
Address 1

Address 2

City, Province/State

Country

Post Code/Zip Code

Date	Shareholder Signature(s)

Print and mail this form to:	or	Print and fax this form to:
CIBC Mellon Trust Company		1- 604-688-4301
PO Box 1900
Vancouver, BC V6C 3K9

CIBC Mellon Trust Company		1-416-643-5660
PO Box 7010		1-416-643-5661
Adelaide Street Postal Station
Toronto, ON M5C 2W9

www.ivanhoemines.com

IVANHOE MINES LTD.

FINANCIAL STATEMENTS

December 31, 2005 and 2004

IVANHOE MINES LTD.

2005 HIGHLIGHTS
Highlights
Results of Operations - In 2005, the Company recorded a net loss of $89.8 million (or $0.29 per share), compared to a net loss of $94.5 million (or $0.34 per share) in 2004. The $4.7 million decrease in net loss between the years is mainly due to a $35.9 million increase in income and gain on sale from discontinued operations less an increase of approximately $29.0 million in exploration expense.
Oyu Tolgoi Project -
Integrated Development Plan - On September 29, 2005, the Company announced the release of an independent Integrated Development Plan (“IDP”) for the Oyu Tolgoi Project in Mongolia. The IDP proposes the development of a combined open pit/underground block cave operation resulting in a total mine life exceeding 40 years.
Two phases are being proposed to produce a copper/gold concentrate. The first phase is expected to have a throughput rate of 70,000 tonnes-per-day. In year three of phase one, a decision is envisaged to proceed to a second phase expansion when underground ore becomes available and allows throughput to rise to 140,000 tonnes-per-day. Total production from the project is expected to make the Oyu Tolgoi Project one of the world’s next major copper and gold mines with average production of more than one billion pounds of copper and 330,000 ounces of gold for at least 35 years. Peak annual production is estimated at more than 1.6 billion pounds of copper and 900,000 ounces of gold.
Based on current estimates, the starting date for commercial production from the Oyu Tolgoi Project is anticipated in mid-2008. Phase one is expected to reach a full production capacity of 70,000 tonnes per day at the beginning of 2009. Full production capacity of 140,000 tonnes per day is expected seven years later.
Accessing the deep potential of the Hugo North deposit is currently viewed by the Company’s management as being critical to the financial success of the development of the Oyu Tolgoi Project. Therefore, the construction of the headframe, hoisting plant, associated infrastructure and pre-sinking excavation for Shaft #1, a 6.7 metre-diameter exploration shaft, was undertaken in 2005 and completed at the beginning of Q1’06.
Mine planning update – Recent drilling and mine planning initiatives suggest that alternative approaches to the mine schedule may yield higher returns and/or lower the risk associated with the IDP mine plan. Applying a sub-level cave mining method to a high grade zone located in the shallowest part of the southern end of the Hugo North deposit, the Company’s ongoing studies are analyzing the possibility of starting underground mining earlier than previously contemplated. Under the scenario being analyzed, future production from this shallow zone would reach an estimated 15,000 tonnes per day in the third year of the project life and would extend for a minimum period of five years until the large deep block cave begins on the Hugo North deposit.
Additional studies planned for 2006 will focus on increasing the open pit life, ultimate underground production and milling throughput tonnages beyond the 140,000 tonnes per day reported in the IDP. Management anticipates that production from an estimated 29 year mining life in the open pit coupled with block caving operations at Hugo North and

IVANHOE MINES LTD.

2005 HIGHLIGHTS
Hugo South could ultimately increase mill throughput into the 200,000 to 250,000 tonnes per day range.
Reserve and resource estimates - On January 30, 2006, the Company announced reserve estimates for the open-pit southern part of the Oyu Tolgoi Project. The reserves, prepared by independent engineering consultants, GRD Minproc Limited, (“Minproc”) were determined using the following metal prices: $400 per ounce for gold and $1.00 per pound for copper.

	Tonnes
	of Ore	Copper	Gold
Class	(Million)	(%)	(g/t) (a)

Proven	127	0.58	0.93

Probable	803	0.48	0.27

Total	930	0.50	0.36

(a)	g/t grams per tonne
On February 1, 2006, the Company released an updated resource estimate, which incorporated drilling results from the Ivanhoe-Entrée property up to January 13, 2006. The new estimate, based on eight months of drilling results, added the following resources to the northern-most portions of the Hugo North Deposit:
Additional Inferred Resources at Hugo North and Shivee Tolgoi properties– February, 2006

	Tonnes	Copper	Gold
Class	(Million)	(%)	(g/t)

Additional inferred resources

Using 0.6% copper equivalent cut-off grade(1)	281	1.49%	0.51

Using 2.0% copper equivalent cut-off grade(1)	87	2.62%	1.19

(1)	Copper equivalent has been calculated using assumed metal prices ($0.80/pound for copper and $350/ounces gold); % Copper equivalent.= % Cu + Au (gpt) x (11.25/17.64).
Stability Agreement - In March 2006, a delegation of Ivanhoe Mines’ senior management met with leaders and senior officials of the Government of Mongolia and presented a series of well-received investment-related initiatives aimed at facilitating the completion of the Special Stability Agreement. These meetings coincided with a recent series of encouraging statements from Mongolia’s political leadership reaffirming a commitment to the early conclusion of a stability agreement with Ivanhoe Mines and to maintaining a positive environment for foreign investment.
The Mongolian Government also announced that its cabinet had instructed the Minister of Finance and the Minister of Industry and Trade to form a new working group to conclude the negotiations with Ivanhoe Mines on the Special Stability Agreement and to negotiate a parallel agreement to give effect to the new investment-related initiatives proposed by Ivanhoe Mines.
Based on these recent developments, Ivanhoe Mines’ senior management is optimistic that the Special Stability Agreement can be concluded successfully within a timeframe that will not unduly delay the development of the Oyu Tolgoi Project.

IVANHOE MINES LTD.

2005 HIGHLIGHTS
Other Projects
S&K Mine –The S&K Mine was shut down at the beginning of March 2006 and it is expected to resume operations shortly when additional fuel, required to operate mining equipment and chemicals, required in the heap leaching extraction process, become available. The Company is working to resolve several potentially significant issues with its joint venture partner in the project.
•	The first issue concerns plans for the future expansion of the mine. The expected decrease in mined copper grades at the Sabetaung pit coupled with the Company’s potential inability to import into Myanmar additional required mining equipment in a timely manner, may limit production in 2006 to as low as 16,000 tonnes of copper cathode, down from approximately 34,500 tonnes in 2005.

•	The second issue involves a difference of interpretation between the Company and certain Myanmar tax authorities concerning the imposition of commercial tax on all copper cathode exports. The imposition of this commercial tax would be equivalent to an additional 8% net smelter return charge on the project sales, retroactive to January 1, 2003. The Company is seeking a written legal opinion from the Attorney General of Myanmar on the applicability of this tax and the Company has received certain assurances that the ruling may be favorable.

•	The Company is also concerned about timely approvals for the expansion of the Letpadaung deposit. To date, the expansion of the deposit has been neither approved nor denied by the Government of Myanmar.
The Company intends to engage in discussions with its joint venture partner and with the relevant Myanmar government authorities with a view to satisfactorily resolving these issues.
Sale of an interest in the S&K Mine — In 2005, the Company signed a memorandum of understanding (“MOU”) with an established large Korean corporation with the intent to sell a significant portion of the Company’s interest in the S&K Mine. The MOU, which is non-binding, is subject to a completion of a due diligence and various approvals, including approval from Myanmar governmental authorities.
Sale of Savage River – In February 2005, the Company sold the Savage River operations for guaranteed cash payments of $21.5 million plus, over the next five years, a series of contingent, annual payments based on future pellet prices. To date, the Company has received the $21.5 million guaranteed cash payments and the confirmation that the first contingent annual payment, due on March 31, 2006, will be approximately $28.0 million.
Jinshan - On December 2, 2005, various interests held jointly by Ivanhoe Mines and Jinshan were restructured in a transaction in which Jinshan issued approximately 48.6 million common shares to Ivanhoe Mines and in exchange received from Ivanhoe Mines a cash payment of approximately $3.4 million and acquired Ivanhoe Mines’ entire share of mineral interests and mineral-option rights in Jinshan’s various projects, including the 217 Project. Following completion of this transaction and the closing on December 9, 2005 of a Cdn$15.0 million ($12.8 million) private placement by Jinshan, Ivanhoe Mines’ percentage ownership in Jinshan increased from 38.5% to approximately 53%.

IVANHOE MINES LTD.

2005 HIGHLIGHTS
Mongolia Coal - The Company has announced its plans to separate its coal assets from the Company’s core copper and gold assets with a view to creating a separate self-financing coal company. In Q1’06, the Company also announced the results of an updated resource estimate for the Nariin Sukhait Coal Project located in southern Mongolia. The estimate was prepared by Norwest Corporation (“Norwest”), an independent consulting firm, and included results from drilling up to the end of October 2005. Total coal resources contained in two separate fields, the South-East field and the West field, was estimated at 124.0 million tonnes of Measured plus Indicated resources (79.5 million tonnes of Measured resources and 44.5 million tonnes of Indicated resources) and an additional Inferred resource of approximately 33.8 million tonnes.
Financings – On March 29, 2006, Ivanhoe Mines announced that it had entered into a financing that consists of 16 million common shares at a price of $8.77 per common share (Cdn$10.28), representing an aggregate amount of $140.3 (Cdn$164.5 million). Ivanhoe Mines has granted the underwriters an option, exercisable at the issue price for a period of 30 days following the closing of this offering, to purchase up to an additional 15% of the issue size, representing 2,400,000 common shares. Closing is expected on or about April 25, 2006.
On June 1, 2005, the Company closed an equity financing involving the issuance of 19.75 million common shares for gross proceeds of $125.9 million (Cdn$158.0 million).
In 2005, in two separate transactions, the Company increased its holding in Entrée Gold Inc. (“Entrée”) to a cumulative 10.4 million common shares (15.0%).

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
INTRODUCTION
This discussion and analysis of the financial position and results of operations (“MD&A”) of Ivanhoe Mines Ltd. should be read in conjunction with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2005. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). Differences between Canadian and U.S. GAAP that would have materially affected the Company’s reported financial results are set out in Note 23. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd, together with its subsidiaries and joint ventures. The effective date of this MD&A is March 31, 2006.
Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
FORWARD LOOKING STATEMENTS
Certain statements made herein, other than statements of historical fact relating to Ivanhoe Mines, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, proposed acquisitions and dispositions of assets, discussions with third parties respecting material agreements, participation in projects and financing, the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for a stability agreement in respect of the Oyu Tolgoi Project , the likelihood and potential impact of proposed amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, the estimated cost of bringing the Oyu Tolgoi Project into commercial production, anticipated future production and cash flows, target milling rates, the outcome of Ivanhoe Mines’ discussions with its joint venture partner in the Monywa Copper Project and with certain governmental authorities in Myanmar aimed at resolving impediments to the ongoing operation and potential expansion of the project, the possibility of having to record, in the future, a significant reduction of the project’s carrying value on the Company’s financial statements and other statements that are not historical facts. When used in this MD&A, the words such as , “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements.
This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
CORPORATE STRATEGY & OUTLOOK
Ivanhoe Mines is an international mining company currently focused on exploring and developing a major discovery of copper and gold at its Oyu Tolgoi project in southern Mongolia (the “Oyu Tolgoi Project”).
Development of the Oyu Tolgoi Project - Since its inception in 1994, mineral exploration has been the Company’s main focus of interest. In 2005, the Company devoted most of its management and financial resources to furthering the exploration and development of the Oyu Tolgoi Project, while at the same time continuing to explore for minerals in other parts of Mongolia, Eastern Asia and Australia. The Company is also assessing the extent, value and development potential of the strategically located coal resources recently discovered on Ivanhoe Mines’ exploration concessions in southern Mongolia.
Stability Agreement – During 2005, discussions continued with the government of Mongolia regarding the finalization and approval of the Special Stability Agreement for Ivanhoe Mines’ Oyu Tolgoi Project. Intensive negotiations were undertaken by the Company in late 2003 and early 2004 with a working group designated by the Government of Mongolia which culminated in a comprehensive draft Special Stability Agreement. The draft Special Stability Agreement has been under review by the Government of Mongolia since that time.
Finalization of the Special Stability Agreement has taken much longer than expected to complete. Progress has been hampered by three changes in government since the most recent election in the summer of 2005. These successive changes in government have necessarily involved changes to the government personnel involved in the Special Stability Agreement negotiations, resulting in further delays.
In March 2006, a delegation of Ivanhoe Mines’ senior management met with leaders and senior officials of the Government of Mongolia and presented a series of well-received investment-related initiatives aimed at facilitating the completion of the Special Stability Agreement. These meetings coincided with a recent series of encouraging statements from Mongolia’s political leadership reaffirming a commitment to the early conclusion of a stability agreement with Ivanhoe Mines and to maintaining a positive environment for foreign investment.
The Mongolian Government also announced that its cabinet had instructed the Minister of Finance and the Minister of Industry and Trade to form a new working group to conclude the negotiations with Ivanhoe Mines on the Special Stability Agreement and to negotiate a parallel agreement to give effect to the new investment-related initiatives proposed by Ivanhoe Mines. This parallel agreement is expected to address, among other things, such matters as the employment, skills-training and minimum wages of Mongolians on the Oyu Tolgoi Project, the provision of interim power supply and the production of long-term electrical power generation in the South Gobi region and possible development of downstream smelting and refining facilities in Mongolia. This

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
new working group will also be responsible for working with Ivanhoe Mines to facilitate opportunities for a broad spectrum of Mongolian citizens to invest in Ivanhoe Mines and thus own an interest in the Oyu Tolgoi Project.
Based on these recent developments, Ivanhoe Mines’ senior management is optimistic that the Special Stability Agreement can be concluded successfully within a timeframe that will not unduly delay the development of the Oyu Tolgoi Project. However, Ivanhoe Mines cannot predict how long it will take for the new working group to be formed or for its members to familiarize themselves with those aspects of the Special Stability Agreement that remain to be finalized. Proposed changes to Mongolian tax and minerals legislation may also affect how quickly the discussions in respect of the Special Stability Agreement can be finalized. Accordingly, there can be no assurance that a stability agreement containing all of the terms sought by Ivanhoe Mines can be obtained in the foreseeable future, or at all.
Various public statements were made in Q4’05 and Q1’06 by members of the Mongolian Government and Parliament with regard to proposed changes to tax and minerals legislation and the potential resulting impact on the ownership of mineral rights and licenses in Mongolia. Certain of those announcements created some confusion among the media, international capital markets and members of the mining industry concerning the potential ramifications of the proposed legislative changes. The more recent proposed changes identified to date, if enacted, would be expected to have a less significant negative impact than initially considered on the economics and development of current as well as future mining projects in Mongolia. At present Ivanhoe Mines believes that it is too early to speculate on what laws, if any, the Government of Mongolia and Parliament may eventually seek to amend or modify. Ivanhoe Mines welcomes the most recent public assurances by the Government that a positive environment for foreign investment will be maintained in Mongolia and that international mining companies will continue to play an important role in the development of the country’s natural resources and its free-market economy. The Company will continue to work closely with the Government in the formulation of its development plans for the Oyu Tolgoi Project, which is expected to bring enormous economic benefits to the people of Mongolia and the Company’s shareholders.
Financing alternatives — The Company continues to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project. The Company’s current plan is to aggressively advance the development of the project while continuing to discuss financing options with various parties.
In 2005, the Company continued its discussions with a number of major international mining industry participants capable of financing the project, with a view to selecting suitable strategic partners to develop the Oyu Tolgoi Project and associated infrastructure. The Company believes that significant advantages could be realized from the participation of strategic partners and continues to assess opportunities, as they arise, to extend to one or more such partners a participating interest in the project. The Company is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement. Accordingly, there can be no assurance that any

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
ongoing or future discussions will result in an agreement with a strategic partner or that the Company will pursue development of the Oyu Tolgoi Project with a strategic partner at all.
In February 2006, the Company announced its intention to separate its coal assets from its core copper and gold assets with a view to creating a separate, self-financing coal company. The Company is investigating possibilities to obtain outside financing to develop these coal assets.
Asset rationalization - The Company is continuing to explore opportunities to rationalize non-core assets through potential disposition alternatives involving the outright or partial sale of non-core project interests, the formation of one or more joint ventures in respect of certain non-core projects or other transactions that would dilute or eliminate the Company’s interest in, and relieve the Company of financial obligations in respect of, such non-core projects. In 2005, the Company signed a memorandum of understanding (“MOU”) with an established large Korean corporation with the intent to sell a significant portion of the Company’s interest in the S&K Mine. The MOU, which is non-binding, is subject to a completion of a due diligence and various approvals, including approval from Myanmar governmental authorities. The Company’s principal objectives are to generate, or otherwise preserve, cash and to devote more managerial and financial resources to the Oyu Tolgoi Project. There can be no assurance that any disposition of non-core assets presently under consideration will occur on a timely basis, or at all.
Liquidity and future funding requirements - The bulk of the Company’s expenditures are of a discretionary nature and as such can be deferred based on the status of the Company’s cash resources. Ivanhoe Mines’ cash resources are considered sufficient to maintain the Company’s minimum level of activities for the next twelve months. On March 29, 2006, Ivanhoe Mines announced that it had entered into a financing that consists of 16 million common shares at a price of $8.77 per common share (Cdn$10.28), representing approximately $133.2 million (Cdn$156.1 million) in net proceeds. Ivanhoe Mines has granted the underwriters an option, exercisable at the issue price for a period of 30 days following the closing of this offering, to purchase up to an additional 15% of the issue size, representing 2,400,000 common shares for a potential $20.1 million (Cdn$23.6 million) in additional net proceeds to the Company. The net proceeds of the offering are intended to be used to further the development of various Mongolian projects, including the Oyu Tolgoi Project.
Following completion of an open-pit reserve estimate in respect of the Southern Oyu deposits on February 1, 2006, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Oyu Tolgoi Project. As well, the Company is pursuing a number of initiatives that, if consummated, would raise capital. However, there can be no assurance that the Company will be able to obtain project financing or otherwise raise capital before its existing cash resources are expended. See “Cash Resources and Liquidity.”

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Since its inception, the Company has relied on capital markets (and in particular equity markets) to fund its exploration and other activities. If the Company’s existing cash resources are insufficient to fund all of the Company’s planned activities, or if the Company is unable to obtain project financing before its existing cash resources are expended, the Company will have to rely upon equity markets or other sources of capital (from potential joint venture partners or through other arrangements) — the availability of which cannot be assured —to continue funding the development of the Oyu Tolgoi Project. Capital markets are subject to significant volatilities and uncertainties.
There can be no assurance that Ivanhoe Mines’ undeveloped or partially developed projects can be fully developed, in whole or in part, since factors beyond the Company’s control may adversely affect its access to funding or its ability to recruit third-party participants.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
SELECTED FINANCIAL INFORMATION
($ in millions of U.S. dollars, except per share information)

	Years ended December 31,
	2005	2004	2003
Exploration expenses	127.2	98.2	68.0
General and administrative costs	23.8	22.2	16.4
Share of income from Joint venture	23.0	21.4	1.1
Foreign exchange gain	7.8	4.6	12.6
Net (loss) from continuing operations	(125.7)	(99.0)	(78.6)
Net income (loss) from discontinued operations	35.9	4.5	(9.1)
Net (loss)	(89.8)	(94.5)	(87.7)
Net income (loss) per share
Continuing operations	($0.41)	($0.35)	($0.32)
Discontinued operations	$0.12	$0.01	($0.04)
Total assets	396.8	376.3	371.6

Exploration Division
Capital expenditures	29.8	6.0	8.5

Joint venture operations
Copper cathode - 50% share
Units sold — tonnes	17,485	15,730	13,808
Units produced — tonnes	17,239	15,878	13,935

Average sale price
Copper cathode — US$/pound	$1.83	$1.33	$0.79

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
SELECTED QUARTERLY DATA
($ in millions of U.S. dollars, except per share information)

					Year
	QUARTER ENDED				Ended
	Mar-31	Jun-30	Sep-30	Dec-31	Dec.31
2005
Exploration expenses	(24.4)	(33.8)	(28.9)	(40.1)	(127.2)
General and administrative	(4.8)	(5.9)	(7.3)	(5.8)	(23.8)
Share of income from joint venture	7.7	7.8	8.0	(0.5)	23.0
Gain (loss) on foreign exchange	(0.6)	1.7	7.1	(0.4)	7.8
Net (loss) from continuing operations	(24.2)	(31.1)	(20.6)	(49.8)	(125.7)
Net income (loss) from discontinued operations	15.7	5.9	6.4	7.9	35.9
Net (loss)	(8.5)	(25.2)	(14.3)	(41.8)	(89.8)
Net income (loss) per share
Continuing operations	($0.08)	($0.10)	($0.07)	($0.16)	($0.41)
Discontinued operations	$0.05	$0.02	$0.02	$0.03	$0.12
Total	($0.03)	($0.08)	($0.05)	($0.13)	($0.29)

2004
Exploration expenses	(20.7)	(24.8)	(28.5)	(24.2)	(98.2)
General and administrative	(5.2)	(4.8)	(6.0)	(6.2)	(22.2)
Share of income from joint venture	4.2	6.1	4.6	6.5	21.4
Gain (loss) on foreign exchange	(1.7)	(1.4)	4.2	3.5	4.6
Net (loss) from continuing operations	(23.8)	(23.1)	(25.5)	(26.6)	(99.0)
Net income (loss) from discontinued operations	(7.9)	2.2	0.7	9.5	4.5
Net (loss)	(31.6)	(21.0)	(24.8)	(17.1)	(94.5)
Net income (loss) per share
Continuing operations	($0.09)	($0.09)	($0.09)	($0.08)	($0.35)
Discontinued operations	($0.03)	$0.01	$0.00	$0.03	$0.01
Total	($0.12)	($0.08)	($0.09)	($0.05)	($0.34)

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
QUARTERLY ANALYSIS Q4’05 vs. Q4’04
➢	Exploration. Total exploration and development expenditures capitalized in Q4’05 totalled $10.2 million, compared to $2.5 million in Q4’04. The $8.1 million increase in capitalized expenditures is mainly due to the capitalization of the Oyu Tolgoi Project’s surface and collar infrastructure for the exploration shaft.

In Q4’05, Ivanhoe Mines expensed $40.1 million in exploration and development activities, compared to $24.2 million in Q4’04. The majority of the $40.1 million was spent on Ivanhoe Mines’ Mongolian properties ($37.6 million compared to $18.3 million). Approximately $29.8 million (79%) of the $37.6 million was spent on the Oyu Tolgoi project and various coal exploration activities in the south Gobi region of Mongolia. The remaining 21% was spent on various exploration activities, including the Bronze Fox District, the Kharmagtai project, regional reconnaissance, licence holding fees and general in-country administrative charges.

➢	Administrative costs. Administrative costs in Q4’05 were slightly lower, but consistent with expenditures in Q4’04.

➢	Income from joint venture interest. At the end of 2005, the Company adopted U.S. GAAP as the basis for the consolidation of its financial statements.

Under U.S. GAAP, the equity method is used to account for interests in joint venture operations. Under the equity method, account details of the S&K Mine’s assets, liabilities and operating results are now included in notes to the financial statements and the Company’s share of the net assets and liabilities of the S&K Mine are consolidated on the Company’s balance sheet as a net equity investment in joint venture. The Company’s share of the S&K Mine’s operating results are consolidated on its Consolidated Statement of Operations as share of income from joint venture.

In Q4’05, Ivanhoe Mines’ share of operating profit from the S&K Mine increased by 51% over the same period in 2004. This increase was due to a 65% increase in copper prices less a 17% decrease in cathode production and a 34% increase in operating costs. The increase in operating costs is mainly attributed to increases in the unit costs of power and chemicals. In Q4’05, net loss from the S&K Mine totalled $0.5 million compared to a profit of $6.5 million in Q4’04.

➢	Investment in joint venture. In Q1’05 the Company announced its intention to expand, in a series of incremental steps, the S&K Mine’s production capacity to a target of 200,000 tonnes per annum. Various mining equipment was ordered at that time to increase the annual copper cathode capacity to 50,000 tonnes per annum by mid-2006 as part of the expansion program.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Several factors that arose in Q4’05 and Q1’06 may potentially have a negative impact on the operations of the mine for 2006 and future years.
▪	Economic sanctions imposed against Myanmar by the United States have started to seriously impact the mine’s ability to function in a normal way. In Q4’05, both the mine’s insurance broker and the off-shore banking institution terminated their relationship with the mine on account of these sanctions. Although the mine had in excess of $40 million in off-shore bank accounts at December 31, 2005, the operations of the mine were shut-down in March 2006. The mine is expected to resume operations shortly when additional fuel, required to operate mining equipment and chemicals, required for the leaching and electrowinning process, become available. The management of the S&K Mine has established a new banking relationship with an off-shore institution.

▪	The mine has not yet been able to obtain from the Myanmar authorities the necessary import permits for its previously ordered mining equipment. The equipment is currently off-shore, awaiting approval for delivery. The Company does not know if and when import permits will be granted for the importation of the necessary mining equipment. The Company has received recent oral assurances from its joint venture partner that the necessary documentation is nearing finalization. The increase in mining capacity is crucial to allow waste stripping for the Sabetaung deposit and ultimately for the future development of the Kysingtaung and Letpadaung deposits. Without a substantial increase in mining capacity, these two deposits cannot be economically developed. The drop in copper grades at the Sabetaung pit, combined with the mine’s potential inability to obtain the necessary importing permits resulted in significant decreases in copper cathode production in Q4’05. Significant decreases in copper production are now forecasted for 2006 and subsequent years.

Copper cathode
production
(tonnes)

Q1’05	9,603

Q2’05	9,118

Q3’05	8,497

Q4’05	7,260

Total production - 2005	34,478

Actual — Jan’06	2,134

Estimated

Feb to March’06	3,718

Apr to Dec’06	10,428

Total forecasted production - 2006	16,280

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
▪	In the Q3’05, the Company reported its disagreement with certain Myanmar tax authorities on a commercial tax issue involving the purported imposition of an eight percent commercial tax on all export sales. The Company’s management believes that tax provisions in the S&K Mine joint venture agreement clearly exempt the mine’s copper exports from all forms of tax of a commercial nature. The imposition of such a commercial tax, equivalent to an additional 8% royalty, would have a significant negative impact on future cash flows and any future development plans for the S&K Mine. The Commercial tax is being claimed retroactively to January 1, 2003, on all copper export sales. If the Myanmar government’s position on this issue prevails, the joint venture’s estimated commercial tax liability at December 2005 would total approximately $22 million ($11.0 million net to the Company). The Company is seeking a written legal opinion from the Attorney General of Myanmar on the applicability of this tax and the Company has received certain assurances that the ruling may be favorable.

▪	The Company is also concerned about the timely approvals for the expansion of the Letpadaung deposit. To date, the expansion of the deposit has been neither approved nor denied by the Government of Myanmar.
In accordance with its accounting policies, as described in note 2 of its audited consolidated financial statements, the Company reviews the carrying value of its assets whenever events or changes in circumstances indicate that the carrying value of an asset might have been impaired. The Company intends to engage in discussions with its joint venture partner and with the relevant Myanmar government authorities with a view to satisfactorily resolving these issues. If these issues cannot be satisfactorily resolved in a timely manner, the Company may, as part of a future review of the carrying value of its assets, be required to reflect a significant impairment of, and reduce on its financial statements, the carrying value of its investment in the S&K Mine.
➢	Net income (loss) from discontinued operations. The Company announced the sale of the Savage River mine operations in February 2005. The 2005 and 2004 operating results from the mine have been reclassified as net income from discontinued operations.

Income from the Savage River mine operations totalled $7.9 million in Q4’05, compared to $9.5 million in Q4’04. Income from the Savage River mine in Q4’05 represents the accrual of the pellet premium earned during the quarter on the estimated sale of 600,000 tonnes of iron ore pellets from the Savage River mine. The high earnings in Q4’04 were mainly due to a large portion of pellet sales being settled at the spot market rates, which were much higher than the negotiated normal annual rates.

The net gain from discontinued operations reported for the quarter under U.S. GAAP exceeded by $0.4 million the gain reported under Canadian GAAP. At the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
time of sale of the Savage River mine, the mine assets reported under Canadian GAAP exceeded the mine assets value reported under U.S. GAAP. As a result, under Canadian GAAP, smaller profits are reported for the remaining ten months of 2005 as proceeds recorded from the sale of the mine are first recorded to off-set the remaining asset values prior to any revenue being recorded.
➢	Foreign exchange gain. In Q4’05, the Company maintained most of its cash resources in Canadian dollars (“Cdn$”). The foreign exchange gain during the quarter was mainly attributable to the strengthening of the Canadian dollar against the U.S. dollar.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
REVIEW OF OPERATIONS
A) EXPLORATION
Total exploration and development expenditures capitalized in 2005 totalled $29.8 million, compared to $6.0 million in 2004. The $23.8 million increase in capitalized expenditures is mainly due to the capitalization of the Oyu Tolgoi Project’s surface and collar infrastructure for the exploration shaft. Future expenditures related to the deepening of the exploration shaft and related underground workings will be expensed.
In 2005, Ivanhoe Mines expensed $127.2 million in exploration and development activities, compared to $98.2 million in 2004. The majority of the $127.2 million was spent on Ivanhoe Mines’ Mongolian properties ($116.5 million compared to $85.3 million in 2004). Approximately $102.8 million (88%) of the $116.5 million was spent on the Oyu Tolgoi Project and various coal exploration activities in the south Gobi region of Mongolia. The remaining 12% was spent on various exploration activities, including the Bronze Fox District, the Kharmagtai project, the Yellow Hills project, regional reconnaissance, licence holding fees and general, in-country administrative charges.
At December 31, 2005, Ivanhoe Mines held four mining licences at the Oyu Tolgoi Project totalling approximately 24,000 hectares. Ivanhoe Mines also held directly, and indirectly with Asia Gold Corp. (“Asia Gold”), a company 47%-owned by the Company, interests in Mongolian exploration licences covering approximately 13.6 million hectares.
a) Oyu Tolgoi Project, Mongolia
i) Oyu Tolgoi Exploration.
Drilling program – In 2005, the bulk of Ivanhoe Mines’ drilling efforts were focused on testing the Hugo Far North’s mineralized northern extension on both sides of the Ivanhoe-Entrée Joint-Venture property boundary, as well as various satellite deposits throughout the Oyu Tolgoi property.
In Q4’05, the Company announced drilling results from two holes, EGD081B and EGD082A, which confirmed the extension of the Hugo Far North mineralized zone for up to 625 metres onto the Ivanhoe-Entrée Joint-Venture property, bringing the total length of the Hugo Far North’s high-grade deposit to over 2.5 kilometres . At the beginning of February 2006, four deep-hole-capacity rigs were continuing with infill drilling to upgrade the newly delineated inferred resources to indicated resources in order to permit the preparation of a detailed underground mine planning report on the joint-venture property.
Reserve estimate – On January 30, 2006, the Company announced reserve estimates for the open-pit southern part of the Oyu Tolgoi Project. The reserves, prepared by independent engineering consultants, GRD Minproc Limited, (“Minproc”) were valued using $400 per ounce for gold and $1.00 per pound for copper. At December 31, 2005 metal prices were $517 per ounces for gold and $2.08 per pound for copper.

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Mineral Reserves* - Southern Oyu Open pits, Oyu Tolgoi – January, 2006

						Recovered	Recovered
	Tonnes				CuEq	Copper	Gold
	of Ore	NSR	Copper	Gold	Grade	(Millions	(Millions
Class	(Million)	($/Tonne)	(%)	(gpt)	(%)	pounds)	ounces)

Proven	127	15.91	0.58	0.93	1.18	1.5	2.8

Probable	803	7.96	0.48	0.27	0.66	7.4	4.8

Total	930	9.05	0.50	0.36	0.73	8.9	7.6

*	Reserves estimated using metal prices of $400/oz and $1.00/pound copper and block value of NSR cut-off grades of $3.54/tonne for Southwest Oyu and $3.39/tonne for Central Oyu.
The Minproc study draws on the work included in the Oyu Tolgoi’s IDP released at the end of Q3’05 and only considers mineral resources in the Measured and Indicated categories. Comparison of the reserves estimated by Minproc study to the total tonnes in the resource model indicates that at the reserve cut-off grade, 100% of Measured resource tonnages have been converted to Proven Mineral reserves. The average conversion ratios from resource model to the Minproc reserve estimates are as follows; tonnages 55%, recovered copper metal 64% and recovered gold 70%.
Resource estimate – On February 1, 2006, the Company released an updated resource estimate, which incorporated drilling results from the Ivanhoe-Entrée property up to January 13, 2006.
At February 1, 2006, total mineral resources for the Oyu Tolgoi Project were as follows:

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					CuEq(1)
				CuEq(1)	cut-off
	Tonnes	Copper	Gold	Grade	grade
Deposit and Class	(Million)	(%)	(gpt)	(%)	(%)

Southern Oyu deposits
Measured	101.6	0.64%	1.10	1.34%	0.60%
Indicated	465.6	0.62%	0.43	0.89%	0.60%

Measured + Indicated	567.2	0.62%	0.55	0.97%	0.60%

Inferred (2)	88.5	0.47%	0.41	0.73%	0.60%

Hugo Dummett deposits

Indicated	581.3	1.91%	0.41	2.17%	0.60%

Inferred	1,162.0	1.08%	0.23	1.24%	0.60%
Total Oyu Tolgoi Project

Measured	101.6	0.64%	1.10	1.34%	0.60%

Indicated	1,046.9	1.34%	0.42	1.60%	0.60%

Measured + Indicated	1,148.5	1.27%	0.48	1.58%	0.60%

Inferred (2)	1,250.5	1.04%	0.24	1.20%	0.60%

(1)	CuEq has been calculated using assumed metal prices ($0.80/pound for copper and $350/ounces gold); %CuEq.= % Cu + Au (gpt) x (11.25/17.64).

(2)	Resources classified as Inferred are separate and in addition to resources classified as Measured or Indicated.
In addition, mineral resources from the Ivanhoe/Entrée Shivee Tolgoi property were as follows at January 13, 2006:

					CuEq(1)
	Tonnes	Copper	Gold	CuEq(1)	cut-off
Deposit and Class	(Million)	(%)	(gpt)	Grade (%)	grade (%)

Ivanhoe/Entrée Shivee Tolgoi property

Inferred	190.2	1.57%	0.53	1.91%	0.60%

(1)	CuEq has been calculated using assumed metal prices ($0.80/pound for copper and $350/ounces gold); %CuEq.= % Cu + Au (gpt) x (11.25/17.64).
ii) Oyu Tolgoi Integrated Development Plan
Forty-year mine life — On September 29, 2005, the Company released its independent IDP for the Oyu Tolgoi Project. The IDP was prepared by a joint venture between AMEC Americas Limited, of Vancouver, Canada, and Ausenco Limited, of Perth, Australia, with input from 12 other leading international engineering and environmental consultants. A copy of the IDP’s executive summary is available from the Company’s website at www.ivanhoe-mines.com.

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The IDP outlines the framework for the responsible development of the mine, allowing the Company to integrate economic progress with environmental care and social responsibility. The mine development proposed by the IDP will be completed over a 15-year period, resulting in an ultimate mine life expectancy of 40 years.

The IDP combined reports for two major aspects of development of the Oyu Tolgoi Project. First was a feasibility-level evaluation of an initial, large open-pit mine developed on the near-surface Southern Oyu deposits. Second were pre-feasibility and scoping-level evaluations of the associated infrastructure, such as power supply, and of a world-class, underground block-cave mining operation at the Hugo Dummett deposits. Because the information used to prepare the IDP includes different levels of study, in accordance with CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101, the overall IDP report was released as a Preliminary Assessment Report.

Phase One- 70,000 tpd scenario – Phase one, expected to start in mid-2008, involves open-pit mining of the Southwest Oyu deposits. At the beginning of 2009, a concentrator is projected to produce a gold-rich copper concentrate at a throughput rate of 70,000 tonnes per day (“tpd”). After three years, following the completion of the underground block-cave development of the Hugo North deposit, mining production from underground will begin. Because the underground mineralization is of much higher economic value than the open-pit mineralization, the concentrator will give priority to the underground material. After year five, open-pit production will be curtailed and material from the Hugo North deposit will represent the predominant source of mill feed to the concentrator.

Phase Two- 140,000 tpd scenario – Phase two involves the development of a block-cave underground operation at Hugo South combined with the deepening of the open pit at Southwest Oyu, and is expected to result in a doubling of the daily throughput for the entire Oyu Tolgoi Project to 140,000 tpd. The decision to proceed with phase two is expected to be made in year three and the doubling of throughput capacity, that would result from proceeding with phase two, is expected to be reached by year seven. Underground production from the Hugo South deposit is expected to commence in year 12, at which time the combined underground production from the Hugo Dummett deposits is expected to reach 140,000 tpd.

Given the significant potential to expand the known resources at the Oyu Tolgoi Project, management believes that the ultimate rate of production could far exceed the projections presented in the IDP. Management anticipates that production from an estimated 29 year mining life in the open pit coupled with block caving operations at Hugo North and Hugo South could ultimately increase mill throughput into the 200,000 to 250,000 tonnes per day range.

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Valuation from IDP- Using a base copper price of $1 per pound and a base gold price of $400 per ounce, and based on interpretation of existing tax, mining and other relevant Mongolian laws and the terms of the draft Special Stability Agreement currently being negotiated with the Mongolian government, the Oyu Tolgoi Project’s estimated net present value (“NPV”), using an 8% discount rate and assuming the implementation of the phase-two scenario, is estimated at $3.44 billion before tax — and $2.71 billion after tax. At a 10% discount rate, the NPV is $2.40 billion before tax and $1.85 billion after tax.

The IDP estimated the average recoveries over the life-of-mine at 90.4% for copper and 78.1% for gold. Assuming implementation of the phase-two scenario, the IDP also estimates that, over the life of the project, total cash costs, after gold credits, will average $0.40 per pound of copper.

The open-pit resources used in the IDP are all in the Measured and Indicated categories. The underground resources used in the IDP include some Inferred resources that have not yet been sufficiently drilled to have economic considerations applied to them to enable them to be categorized as reserves. Mineral resources that are not reserves do not have demonstrated economic viability. Until there is additional underground drilling and geotechnical rock characterization to upgrade the Inferred resources to Measured and Indicated resources, the economic analysis contained in the IDP is a preliminary assessment and there can be no certainty that the predicted results of the IDP will be realized.

Mine Planning Update –. The IDP was based on mineral resources as of March 2005; more recent drilling and mine planning initiatives suggest alternative approaches to the mine schedule that may yield higher returns and/or a lowering of risk associated with the IDP mine plan. Studies commenced in January 2006 to update the IDP mine plan and are expected to be completed in the latter half of 2006. The Company is considering an opportunity to mine, earlier than previously anticipated, a high grade zone at the shallowest part of the southern end of Hugo North deposit using a Sub-Level Cave mining method. This mining would be carried out in parallel with the deeper development work for the block cave mine. Access to the ore zone would be by a 1.3 kilometre drift development from Shaft #1 at an elevation as much as 300 metres shallower than envisaged by the IDP for the “Characterization” drift. This Characterization is required to prove that block caving is a suitable method to mine the Hugo North deposit. This drifting may allow the feasibility study for the block caving of Hugo North to be completed as much as one year earlier than previously anticipated.

Mining from this zone is targeted at a rate in excess of 15,000 tpd during the third year of the project life and while it is envisaged to continue for a period of more than five years until the large deep block cave begins producing, its life may be extended. This targeted mining zone is closest to Shaft #1 and the infrastructure required for the long-term mining at the deeper block caving operations and should not require a duplication of infrastructure. This early mining will provide

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a proving ground to train mining crews. It will also permit Ivanhoe Mines to gather geotechnical data, undertake orebody characterization and evaluate different drawpoint designs and layouts. This knowledge and experience, when applied to the block cave mine, will reduce the mining/technical risks from those associated with a caving operation without the early mining scenario. This early mining option may offer an opportunity to increase the ore column height for the block caving operation allowing the full height to be mined in a single lift and at higher production tonnages. A single lift would dispense with the requirement for a second extraction level and associated infrastructure and would result in a reduction in capital expenditures anticipated to be incurred over the life of the mine.

Additional studies will focus on mining beyond Phase 3 of the open pit and at higher mill throughput tonnages than those indicated in the IDP. Production from an estimated 29 year mining life in the open pit coupled with block caving operations at Hugo North and Hugo South could ultimately increase mill throughput into the 200,000 to 250,000 tpd range.

Exploration shaft – Early access to the deep potential of the Hugo North deposit is important to the financial success of the Oyu Tolgoi Project’s development. In furtherance of this objective, the construction of the headframe, hoisting plant, associated infrastructure and pre-sinking excavation for Shaft #1, a 6.7-metre-diameter exploration shaft, was undertaken in 2005. All surface installations for the shaft were completed by the end of January 2006 including pre-sinking to a depth of 35 metres. As of March 10, 2006, after initial teething problems, sinking has reached a depth of approximately 100 metres. The sinking of the Shaft #1 to an originally planned depth of 1,340 metres below surface is expected to be completed in late-2007, with underground drifting and drilling occurring in 2007 and 2008.

The sinking of Shaft #1 is being performed by the Redpath Group of North Bay, Ontario, Canada, one of the world’s leading shaft-sinking firms. When completed, Shaft #1 will provide access to the Hugo Dummett deposits and enable the completion of detailed feasibility studies, further resource-delineation drilling and rock-characterization work.

To maximize project value from the high-grade Hugo North deposit, the Company plans to commence construction of a ten-metre-diameter production/service shaft (“Shaft #2”) as soon as possible. Engineering and geotechnical studies for the construction of Shaft #2 were initiated in 2005, and are ongoing. Geotechnical drilling to identify suitable ground to locate the proposed “Shaft Pillar” continues and is expected to be completed in Q3’06. Construction of the surface works are not expected to commence until the site investigation is completed. Sinking of the shaft is scheduled to commence in early 2007.

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Planning associated with the open pit phase of the project, covering the Southwest open pit development and the construction of the concentrator and related infrastructures, is well advanced. Major elements or issues yet to be finalized include interim and long-term power, potential rail access and the completion of environmental assessments.

During Q4’05, the consulting engineering firm, Fluor Canada Ltd. (“Fluor”) carried out a strategic planning review of the IDP report, including a strategic assessment of the concentrator facilities development. Following the completion of Fluor’s review, expected in April 2006, Ivanhoe Mines and Fluor intend to negotiate a definitive agreement providing for the management of the offshore design, procurement and onshore construction for the Oyu Tolgoi Project.
b)	Other Mongolian copper/gold exploration projects.
During 2005, Ivanhoe Mines continued its exploration efforts on other Mongolian prospects, including the Kharmagtai project and the Bronze Fox district. Diamond drilling at the Kharmagtai project tested several previously untested porphyry prospects.

At the end of September 2005, the Company announced the commencement of the Falcon airborne gravity gradiometer survey by BHP Billiton (“BHPB”) on an area covering approximately 35,640 square kilometres (the “BHPB Joint Venture Area”) of Ivanhoe Mines’ non-core exploration licences in southern Mongolia. The survey is part of a joint-venture agreement with BHPB that allows BHPB the right to earn up to a 50% interest in the BHPB Joint Venture Area. The survey is expected to be completed in early 2006.

The BHPB Joint Venture Area, which represents approximately 40% of Ivanhoe Mines’ land holdings in this region, excludes all coal mineralization, as well as Ivanhoe Mines’ advanced exploration and development-stage projects (the Oyu Tolgoi Project, the Kharmagtai, Yellow Hills and Bronze Fox prospects).

On July 5, 2005, Asia Gold announced a similar agreement with BHPB. The agreement, covering approximately 3,600 square kilometres of Asia Gold’s mineral licences in southern Mongolia, grants BHPB the right to earn a 50% interest by spending $2 million prior to December 31, 2007. The expenditures include an initial commitment to conduct a Falcon airborne gravity gradiometer survey before December 31, 2006. Following the initial earn-in, BHPB has a second option to earn an additional 20% interest (for a total interest of 70%) by funding a feasibility study on one exploration target up to a maximum value of $45 million. BHPB also agreed to purchase an equity interest in Asia Gold by acquiring approximately 1.15 million units valued at $1 million, each unit consisting of one common share and a two-year warrant to purchase one half common share of Asia Gold at Cdn$1.395 per share.

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In Q4’05 and in early 2006, Asia Gold announced the results of several projects all located in Southern Mongolia. In 2005, Asia Gold completed exploration activities on several projects including the Naran Bulag project and the Tsakhir licences located north of the Konghor project.

c)	Mongolian coal projects.

Nariin Sukhait Coal Project – The Nariin Sukhait Coal Project, covering an area of 3,240 square kilometres, is located 40 kilometres north of the Mongolia-China border and the shipping terminus for a newly constructed 450-kilometre Chinese rail line. A railway line to the Nariin Sukhait Coal Project from the Mongolia-China border is being evaluated. Engineering mine plans and a detailed Environmental Impact Assessment are being completed in preparation for the application for a mining licence.

On February 14, 2006, the Company announced the results of an updated resource estimate for the Nariin Sukhait Coal Project. The estimate was prepared by Norwest Corporation (“Norwest”), an independent consulting firm and included results from drilling up to the end of October 2005. Total coal resources contained in two separate fields, the South-East field and the West field, is estimated at 124.0 million tonnes of Measured plus Indicated resources (79.5 million tonnes of Measured resources and 44.5 million tonnes of Indicated resources) and an additional Inferred resource of approximately 33.8 million tonnes.

		In Place Resources
ASTM		(Tonnes Million)
Category	Fields	Measured	Indicated	Inferred

High Volatile	South-East Field	38.8	13.8	12.4

Bituminous	West Field	40.7	30.7	21.4

	Total	124.0		33.8

The results, which were delineated by a total of 212 drill holes, are considered to be of immediate interest as surface open-pit deposits that are amenable to near-term production. Ten coal seams have been identified with an estimated combined total thickness for the coal-bearing sequence of approximately 1,370 metres and a coal thickness ranging from 68 metres to 250 metres. To date, exploration efforts have been focused on identifying resources in seams above, and including, the No. 5 Seam – the thickest seam within the coal bearing sequence.

Extensive laboratory testing has been performed to determine the quality of the coal at Nariin Sukhait. Proximate and thermal testing has been completed on samples obtained from 35 core holes and 45 reverse circulation drill holes,

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washability tests were completed for samples from 26 drill holes and metallurgical tests were completed for samples from 21 drill holes. Following American Society for Testing and Materials standards (“ASTM”), quality testing in both fields ranks the Nariin Sukhait coals as high-volatile bituminous, containing volatiles ranging from 32% to 35% on a dry basis. Also, tests on some of the No. 5 Seam in the West Field categorized the coal as high-rank, low-ash, low-sulphur coal suitable for producing a high-volatile metallurgical blend.

Ivanhoe Mines plans to complete a mining study on the Nariin Sukhait Coal Project some time early in Q2’06. A potential annual throughput of 4 million tonnes of coal is currently being evaluated by Ivanhoe Mines and its independent consultants. Annual production is anticipated to yield thermal coal for power generation and coal products used by the steel industry including coal used in the pulverized coal injection process and metallurgical (coking) blends. Discussions with potential Chinese customers interested in coal supply from Nariin Sukhait are ongoing.

Tsagaan Tolgoi Coal Project – The Project, discovered by Ivanhoe Mines, is located approximately 100 kilometres from the Oyu Tolgoi Project. Significant coal thicknesses were encountered along a strike length of six kilometres as a result of deep trenching efforts and a drilling program which included a total of 46 drill holes. However, due to the wide spacing of the drill holes, an estimate of coal resources cannot be made at this time. Further drilling will be completed in 2006 with the objective of delineating sufficient thermal coal resources to support the preparation of an initial study on the development a major, long-life, coal-fired generating capacity to supply electricity to the Oyu Tolgoi Project and the residents of the sparsely populated southern part of Mongolia.

d)	Other
i) China: Jinshan Gold Mines Inc (“Jinshan”).
On September 26, 2005, Jinshan announced the results of an independently prepared pre-feasibility study on the 217 Project in Inner Mongolia. The study concluded that, for an initial 7.5 years, a gold-leaching open-pit operation would be capable of producing approximately 120,000 ounces of gold per year at a cash cost of approximately $232 an ounce. The total life-of-mine strip ratio was estimated at 0.96 tonne of waste per tonne of ore.
A final feasibility study is underway and expected to be completed in mid-2006, at which time Jinshan will assess available debt-financing options. Initial capital costs are estimated at $31.8 million and additional sustaining capital totalling $21.9 million will be required to provide additional leach-pad capacity and the addition, in the third year of operations, of a crushing circuit to allow the processing of sulphide material. The additional sustaining capital is expected to be funded from the project’s operating cash flows.

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In December, 2005, a transaction to restructure various mineral resource interests held jointly by Ivanhoe Mines and Jinshan was completed following approval by the minority shareholders of Jinshan. As part of the transaction, Jinshan issued approximately 48.6 million common shares to Ivanhoe Mines and, in exchange, received from Ivanhoe Mines a cash payment of approximately $3.4 million and acquired Ivanhoe Mines’ entire share of mineral interests and mineral-option rights in Jinshan’s various projects, including the 217 Project. Following completion of this transaction and the closing on December 9, 2005 of a Cdn$15.0 million ($12.8 million) private placement by Jinshan, Ivanhoe Mines’ percentage ownership in Jinshan increased from 38.5% to approximately 53%. The placement consisted of the issuance by Jinshan of 30 million units at Cdn$0.50 per unit. Each unit consisted of one common share of Jinshan and one half of a common share warrant. Each whole warrant is exercisable, over a period of 18 months, to purchase one common share at a price of Cdn$0.70 per share.
On January 19, 2006, Jinshan announced results of its 217 Project drilling campaign which consisted in 20 diamond drill holes totalling 4,630 metres. Jinshan’s current plans are to incorporate these drill hole results in a updated resource estimate early in Q2’06 and to complete the final feasibility study on 217 Project as soon as possible thereafter.
ii) Australia: Cloncurry
The Cloncurry Project, covering an area of more than 1,450 kilometres, was acquired in September 2003. Since its acquisition, Ivanhoe Mines has been conducting a comprehensive exploration program on the property, with the objective of identifying bulk-tonnage copper-gold mining opportunities.
Swan Prospect — In March’05, Ivanhoe Mines announced the discovery of an Iron Oxide Copper-Gold-Uranium (“IOCG”) mineralized system at the Swan Prospect. The Swan Prospect has a 300-metre-wide by 400-metre-long magnetic anomaly signature.
Placer farm-in — In June’05, Ivanhoe Mines entered into a new farm-in and exploration agreement with Placer Pacific (Osborne) Pty. Limited, a wholly-owned subsidiary of Placer Dome Inc. to explore deposits of gold and copper on 114.5 square kilometres of the southern end of Ivanhoe Mines’ Cloncurry project, representing approximately 8% of the Cloncurry’s total licence area.
Amethyst Castle copper, gold and uranium Project - In December’05, Ivanhoe Mines announced plans to conduct in 2006 geophysical surveys followed by diamond drilling at the Amethyst Castle copper, gold and uranium target which is also considered to be an IOCG system. The geophysical program will consist of gravity, magnetics, Resistivity and Induced Polarization testing over an area of 1,000 metres by 1,000 metres. Geochemical anomalies, detected by previously conducted surveys over this area, will strengthen the geological interpretation and allow a drill program to be finalized and commenced. Two large copper-gold-

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uranium bearing breccias with a footprint in excess of 600 metres long and 400 metres wide, have been identified and found to be coincident with similarly large soil and copper-gold anomalies, suggesting the breccias could host a major iron-copper-gold-uranium near surface discovery.
iii) Bulgaria:
In November 2005, Ivanhoe Mines transferred to Asia Gold its right to earn up to an 80% interest in various gold mineral prospects located in Bulgaria in exchange for a cash payment of $300,000 and a 5% net profit royalty.
iv) Kazakhstan: Bakyrchik Project.
No material from the tailings pond was processed in the second half of 2005. Construction during the second half of 2005 continued at a much reduced pace and representatives from the Company met with various Kazakhstan government authorities to discuss the current status and future prospects of the Bakyrchik Project. Ivanhoe Mines reached a satisfactory agreement with the Kazakhstan government authorities in Q1’06, extending the Project exploration licences to 2010. The Company also expects to receive a similar extension for its investment commitment for the Project which should allow the Company to continue discussions with third parties aimed at advancing the Project.
Summary of exploration expenditures by project:

	Years ended December 31,
	2005	2004	2003
Total exploration expenditures-($000)	127,165	98,174	67,989
Percentage allocation
Mongolia	92%	86%	87%
China	4%	4%	5%
Myanmar	1%	2%	4%
Bulgaria	2%	1%	0%
Australia	1%	5%	0%
Korea	0%	0%	3%
Other	1%	1%	1%

	100%	100%	100%

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B) INVESTMENT IN JOINT VENTURE
MONYWA COPPER PROJECT (S&K MINE), MYANMAR

	Year ended December 31,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2005	2004	(decrease)	2005	2004	(decrease)

Total tonnes moved (1)	Tonnes (000’s)	13,527	10,675	27%
Tonnes of ore to heap	Tonnes (000’s)	9,544	7,151	33%
Ore grade	CuCN %	0.48%	0.65%	(26%)
Strip ratio	Waste/Ore	0.43	0.45	(4%)
Cathode production	Tonnes	34,478	31,756	9%	17,239	15,878	9%
Tonnage sold	Tonnes	34,969	31,460	11%	17,485	15,730	11%
Average sale price received	$/pound				$1.83	$1.33	38%
Sales	$(000)				65,801	44,091	49%
Cost of operations	$(000)				17,768	12,137	46%
Operating profit	$(000)				42,376	26,777	58%
Cost of operations	US$/pound				$0.46	$0.35	32%

(1)	Includes ore and waste material
Copper prices on the London Metal Exchange averaged $1.67 per pound in 2005, compared to $1.30 per pound in 2004. Cathode production in 2005 totalled 34,478 tonnes, representing an increase of 9% over 2004. However delays in importing the trucking fleet negatively impacted the operating results, resulting in actual tonnages moved in the second half of 2005 being 39% below budget. When compared to 2004, however, total material moved in 2005 increased by 27% (Q4’05 +6%), while the average copper grade mined decreased by 26% (Q4’05 -37%).
Unit cost of operations increased by 32% in 2005 compared to 2004. While total cathode production increased by 9% in the year, increases in chemical costs (+84%) and power costs (+19%) accounted for the bulk of the remaining 21% increase in unit costs. At the end of Q4’05, the S&K Mine had $45.7 million in cash and the bank loan was completely repaid.
Investment in joint venture. In Q1’05 the Company announced its intention to expand, in a series of incremental steps, the mine’s production capacity to a target of 200,000 tonnes per annum. Various mining equipment was ordered at that time to increase the annual copper cathode capacity to 50,000 tonnes per annum by mid-2006 as part of the expansion program.
Several factors that arose in Q4’05 and Q1’06 may potentially have a negative impact on the operations of the mine for 2006 and future years.
➢	Economic sanctions against Myanmar imposed by the United States have started to seriously impact the mine’s ability to function in a normal way. In Q4’05, both the mine’s insurance broker and the off-shore banking institution terminated their relationship with the mine on account of these sanctions. Although the mine had

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(Stated in U.S. dollars except where noted)
in excess of $40 million in off-shore bank accounts at December 31, 2005, the operations of the mine were shut-down in Q1’06. The mine is expected to resume operations shortly when additional fuel, required to operate mining equipment and chemicals, required for the leaching and electrowinning process, become available. The management of the S&K Mine has established a new banking relationship with an off-shore institution.

➢	The mine has yet not been able to obtain from the Myanmar authorities the necessary import permits for its previously ordered mining equipment. The equipment is currently off-shore, awaiting approval for delivery. The Company does not know if or when import permits will ever be granted for the importation of the necessary mining equipment. The Company has received recent oral assurances from its joint venture partner that the necessary documentation is nearing finalization. The increase in mining capacity is crucial to allow waste stripping for the Sabetaung deposit and ultimately for the future development of the Kysingtaung and Letpadaung deposits. Without a substantial increase in mining capacity, these two deposits cannot be economically developed. The drop in copper grades at the Sabetaung pit, combined with the mine’s potential inability to obtain the necessary importing permits resulted in significant decreases in copper cathode production in Q4’05. Significant decreases in copper production are now forecasted for 2006 and subsequent years.

Copper cathode
production
(tonnes)

Q1’05	9,603

Q2’05	9,118

Q3’05	8,497

Q4’05	7,260

Total 2005	34,478

Actual — Jan’06	2,134

Estimated

Feb to March’06	3,718

Apr to Dec’06	10,428

Total 2006	16,280

➢	In the Q3’05, the Company reported its disagreement with certain Myanmar tax authorities on a commercial tax issue involving the purported imposition of an eight percent commercial tax on all export sales. The Company’s management believes that tax provisions in the S&K Mine joint venture agreement clearly exempt the mine’s copper exports from all forms of tax of a commercial nature. The imposition of such a commercial tax, equivalent to an additional 8% royalty, would have a significant negative impact on future cash flows and any future development plans for the S&K Mine. The commercial tax is being claimed

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
retroactively to January 1, 2003, on all copper export sales. If the Myanmar government’s position on this issue prevails, the joint venture’s estimated commercial tax liability at December 2005 would total approximately $22 million ($11 million net to the Company). The Company is seeking a written legal opinion from the Attorney General of Myanmar on the applicability of this tax and the Company has received certain assurances that the ruling may be favorable.
➢	The Company is also concerned about the timely approvals for the expansion of the Letpadaung deposit. To date, the expansion of the deposit has been neither approved nor denied by the Government of Myanmar.

In accordance with its accounting policies, as described in note 2 of its audited consolidated financial statements, the Company reviews the carrying value of its assets whenever events or changes in circumstances indicate that the carrying value of an asset might have been impaired. The Company intends to engage in discussions with its joint venture partner and with the relevant Myanmar government authorities with a view to satisfactorily resolving these issues. If these issues cannot be satisfactorily resolved in a timely manner, the Company may, as part of a future review of the carrying value of its assets, be required to reflect a significant impairment of, and reduce on its financial statements, the carrying value of its investment in the S&K Mine.
C) DISCONTINUED OPERATIONS
Savage River Mine, Tasmania
On February 28, 2005, the Company completed the sale of its total investment in, and loans to, the Savage River operations for two initial payments totalling $21.5 million, plus a series of contingent, annual payments based on the annual iron ore pellet prices and annual tonnages sold. The initial payments were received by the end of January 31, 2006 and the future payments will be made over five years, commencing March 31, 2006. A 71.5% increase in the iron ore price benchmark for the 2005 year was announced at the end of February 2005. The Company has received confirmation that it will receive on March 31, 2006 approximately $28 million as its first annual payment, bringing the cumulative sale consideration for the project to approximately $49.5 million. In addition, if the 2005 pellet price benchmark and the Savage River pellet production are maintained over the following five years, the Company should receive additional payments totalling approximately $87.7 million.
D) ADMINISTRATIVE AND OTHER
General and administrative. The $1.6 million increase in general and administrative expenditures in 2005 primarily was due to an $1.2 million increase in stock-based

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
compensation charges and an increase of approximately $0.8 million in office administrative expenses.
Foreign exchange gains. In 2005 and 2004, the Company maintained most of its cash resources in Canadian dollars. The majority of the foreign exchange gain in 2005 was attributable to the strengthening of the Canadian dollar against the U.S. dollar.
Share of loss on significantly influenced investee. The $2.7 million share of loss on significant influenced investee represents the Company’s share of Jinshan’s net loss for the year as, for accounting purposes, control of Jinshan was acquired effective December 31, 2005.
Share Capital - At March 30, 2006, the Company had a total of 316.6 million common shares and the following purchase warrants outstanding:

Share purchase			Total number of
warrants outstanding	Maturity date	Exercise price	shares to be issued

5.76 million (1)(2)	February 15, 2007	$8.68 per share	0.576 million

(1)	Each 10 warrants entitle the holder to acquire one common share.

(2)	In 2006, the expiry date was extended from February, 2006 to February, 2007.
At March 30, 2006, the Company had a total of approximately 13.3 million incentive stock options outstanding, with a weighted average exercise price per share of Cdn$8.69. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$1.60 to Cdn$ 12.70 per share.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
CASH RESOURCES AND LIQUIDITY
At December 31, 2005, consolidated working capital was $127.6 million, including cash of $101.7 million, compared with working capital of $133.6 million and cash of $112.5 million at the end of 2004.
Operating activities. The $135.7 million of cash used in operating activities from continuing operations in 2005 primarily was the result of $127.2 million in exploration expenditures.
Investing activities from continued operations. In 2005, a net of $9.7 million of cash was spent on investing activities, mainly consisting in $32.2 million in equipment acquisitions for Mongolia and the Bakyrchik projects, $6.3 million in the acquisition of shares of Entrée less $15.0 million in proceeds received from the sale of the Savage River operation, $4.5 million in proceeds from the sale of long term investments and a $12.0 million net investment proceeds resulting from the Company’s consolidation of Jinshan assets at December 31, 2005 which included a $15.4 million cash balance.
Financing activities. Financing activities of $124.7 million in 2005 mainly consisted of a private placement in June 2005 in which the Company issued 19.75 million shares for net proceeds of $119.8 million.
The bulk of the Company’s expenditures are of a discretionary nature and as such can be deferred based on the status of the Company’s cash resources. Ivanhoe Mines’ cash resources are considered sufficient to maintain the Company’s minimum level of activities for the next twelve months. On March 29, 2006, Ivanhoe Mines announced that it had entered into a financing that consists of 16 million common shares at a price of $8.77 per common share (Cdn$10.28), representing approximately $133.2 million (Cdn$156.1 million) in net proceeds. Ivanhoe Mines has granted the underwriters an option, exercisable at the issue price for a period of 30 days following the closing of this offering, to purchase up to an additional 15% of the issue size, representing 2,400,000 common shares for a potential $20.1 million (Cdn$23.6 million) in additional net proceeds to the Company. The net proceeds of the offering are intended to be used to further the development of various Mongolian projects, including the Oyu Tolgoi Project.
Following the release on February 1, 2006 of the Minproc’s open-pit reserve estimate in respect of the Southern Oyu deposits, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Southern Oyu deposits. As well, the Company is pursuing a number of initiatives that, if consummated, would raise capital.
However, there can be no assurance that the Company will be able to obtain project financing or otherwise raise capital before its existing cash resources are exhausted. Failure to generate sufficient funding from one or more currently anticipated sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities for 2006 and thereafter.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Proceeds received from the sale of the Savage River mine will be used to supplement the funding of the Company’s ongoing activities at Oyu Tolgoi, although there can be no assurance that these funds, if and when received, will be sufficient to meet all of the Company’s funding requirements.
The Company expects to fund additional planned expenditures for 2006 and beyond from external sources, which may include debt or equity financing, proceeds from the sale of existing non-core assets, third-party participation in one or more of the Company’s projects, or a combination thereof. There can be no assurance that the Company will be successful in generating sufficient funds from any of these sources. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities. Over the long term, the Company will need to obtain additional funding for, or third-party participation in, its undeveloped or partially developed projects (including the Oyu Tolgoi Project, the Company’s other Mongolian exploration projects, its Chinese and Australian exploration projects and the Bakyrchik project) to bring them into full production.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
OFF BALANCE SHEET ARRANGEMENTS and CONTRACTUAL OBLIGATIONS
At the end of December 2005, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.
CONTRACTUAL OBLIGATIONS
US$(000)

	Payments due in years ending December 31,
	2006	2007	2005	2009	2010	2011+	Total

Operating leases (1)	2,146	1,115	881	—	—	—	4,142
Purchase obligations (1)	14,199	1,291	2	—	—	—	15,492
Other long-term obligations (2)	—	7,647	—	—	—	18,356	26,003

	16,345	10,053	883	—	—	18,356	45,637

(1)	These amounts mainly represent various long-term contracts that include commitments for future operating payments under contracts for drilling, engineering, equipment purchases, rentals and other arrangements.

(2)	Other long-term obligations mainly consist of asset retirement obligations.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual Consolidated Financial Statements for the year ended December 31, 2005. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates derived therefrom, have been identified as being critical:
➢	Carrying Values of Property, Plant and Equipment;
➢	Depletion and Depreciation of Property, Plant and Equipment;
➢	Accounting for Stripping Costs
➢	Asset Retirement Obligations;
➢	Income Taxes.
Carrying values of Property, Plant and Equipment
The Company undertakes a review, at least annually, to evaluate the carrying values of operating mines and other mineral property interests. Preparation of a life-of-mine’s cash flow for each remaining year is based on management’s estimates of remaining mine reserves and grade, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of mine life. For each mining project, the carrying value is compared to the estimated future discounted cash flows and any excess is written down against operations.
The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.
Depletion and Depreciation of Property, Plant and Equipment
Property, plant and equipment comprises one of the largest component of Ivanhoe Mines’ assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.
On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method.
Capital projects in progress are not depreciated until the capital asset has been put into operation.
The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets, or could result in impairment, resulting in a write-down of the assets.
Accounting for Stripping Costs
On March 30, 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus of the Emerging Issues Task Force (“EITF”) Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Commencing in the first quarter of 2005, Ivanhoe Mines changed its accounting policy with respect to stripping costs to be consistent with the consensus reached by the EITF. This change has been applied retrospectively by restating prior period financial statements. In 2004 and prior years, Ivanhoe Mines deferred or accrued stripping costs incurred during production, as appropriate, and charged these costs to operations on the basis of the estimated average stripping ratio for each mine area. The effect of this change was to increase the deficit at January 1, 2004 by $7.6 million and to increase the net loss for the year ended December 31, 2004 by $7.9 million ($0.03 per share) and to decrease assets of discontinued operations and investment in joint venture at December 31, 2004 by $14.0 million and $1.5 million, respectively. The impact on the year ended December 31, 2005 was to decrease the net loss for the year by $186,000 ($0.00 per share) and to increase assets of discontinued operations and decrease investment in joint venture at December 31, 2005 by $887,000 and $701,000, respectively.
Asset Retirement Obligations
The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations for mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change —

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.
Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.
Because the estimate of obligations is based on future expectations in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of Company’s existing assets could differ materially from the $20.5 million undiscounted future value of Ivanhoe Mines’ estimated asset retirement obligations at December 31, 2005.
Income Taxes
The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. Ivanhoe Mines’ operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of deferred income tax assets and deferred income tax liabilities, and those adjustments may be material to the Ivanhoe Mines’ financial position and results of operations.
Deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Deferred income tax assets also result from unused loss carry-forwards and other deductions. The valuation of deferred income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.
The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred income taxes payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” to be able to benefit from these tax losses. Changes in economic conditions, metal prices and other factors

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.
Recent Accounting Pronouncements
Recently issued United States accounting pronouncements have been outlined below. Ivanhoe Mines believes the new standards issued by the U.S. FASB will not have a material impact on the Company.
In March 2005, the Emerging Issues Committee issued EITF 04-3, Mining Assets – Impairment and Business Combinations, which states that an entity should include Value Beyond Proven and Probable Reserves and Resources (“VBPP”) in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include VBPP in determining the fair value of the asset. EITF 04-3 also states that an entity should include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets in a purchase price allocation in a manner that is consistent with the expectations of marketplace participants. In addition, EITF 04-3 states that an entity should include the cash flows associated with VBPP as well as the effects of anticipated fluctuations in the market price of minerals in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired. The Company’s current accounting policy complies with EITF 04-3.
In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1 and FAS 124-1 – The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP FAS 115-1 and FAS 124-1 is applicable to reporting periods beginning after December 15, 2005. Management does not expect the adoption of this FSP to have a material effect on the Company’s consolidated financial position and results of operations.
In December 2004, the FASB issued SFAS No. 123 (R) – Share-Based Payment, which replaces SFAS No. 123 –Accounting for Stock-Based Compensation. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 – Share-Based Payment, which provides interpretive guidance related to SFAS No. 123 (R). SFAS No. 123 (R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. SFAS No. 123 (R) requires liability awards to be re-measured each reporting period and compensation costs to be recognized over the period that an employee provides service in exchange for the award. Management plans to adopt

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
this statement on the modified prospective basis beginning January 1, 2006, and does not expect adoption of this statement to have a material effect on the Company’s consolidated financial position and results of operations.
In October 2005, the FASB issued FASB Staff Position FAS 123 (R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123 (R)”. FSP 123 (R)-2 provides guidance on the application of grant date as defined in SFAS No. 123 (R). In accordance with this standard a grant date of an award exists if (i) the award is a unilateral grant and (ii) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The Company will adopt this standard when it adopts SFAS No. 123 (R), and does not anticipate that the implementation of this statement will have a significant impact on its results of operations.
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”, an amendment of APB Opinion 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement is effective for fiscal periods beginning after June 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.
In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, a replacement of APB Opinion 20 and FASB Statement 3. This Statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement:
■	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

■	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
■	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

■	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

■	Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.
This Statement is effective for all financial instruments acquired or issued after the beginning of fiscal years that begin after September 15, 2006. The Company is currently evaluating the implications of this Statement.
In November 2005, the FASB concluded that in their proposed Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109, a benefit recognition model with a two-step approach would be used, with a more-likely-than-not recognition criterion and a best estimate measure attribute. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize, which will be measured using the best estimate of the amount that will be sustained. The tax position should be derecognized when it is no longer more-likely-than-not of being sustained. In January 2006, the FASB concluded that the final Interpretation will be effective as of the beginning of the first annual period beginning after December 31, 2006. The Company is currently evaluating the implications of this Interpretation.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies, are as follows.
There can be no assurance that Ivanhoe Mines will be capable of raising the additional funding that it needs to carry out its development and exploration objectives.
The further development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which it holds interests depends upon Ivanhoe Mines’ ability to obtain financing through capital markets, sales of non-core assets or other means. There is no assurance that Ivanhoe Mines will be successful in obtaining financing as and when needed. Depressed markets for precious and base metals may make it difficult or impossible for Ivanhoe Mines to obtain debt financing or equity financing on favourable terms or at all. Ivanhoe Mines operates in a region of the world that is prone to economic and political upheaval and certain mineral properties held by Ivanhoe Mines are located in politically and economically unstable countries, which may make it more difficult for Ivanhoe Mines to obtain debt financing from project lenders. Ivanhoe Mines must arrange significant project financing for development of the Oyu Tolgoi Project. Failure to obtain additional financing on a timely basis may cause Ivanhoe Mines to postpone its development plans, forfeit rights in some or all of its properties or joint ventures or reduce or terminate some or all of its operations.
Ivanhoe Mines may be unsuccessful in obtaining the taxation and fiscal concessions and legal and investor protection assurances it is seeking from the Government of Mongolia in its negotiations for a stability agreement in respect of the Oyu Tolgoi Project.
Certain concessions and accommodations that Ivanhoe Mines is seeking from the Government of Mongolia respecting taxation, fiscal, legal and other matters germane to the development and operation of the Oyu Tolgoi Project are inconsistent with, or not recognized by, the prevailing laws of Mongolia and the government may be unable or unwilling to take the executive or legislative action necessary in order to grant all of the concessions and accommodations sought by Ivanhoe Mines. Until the Special Stability Agreement is finalized and approved, it is not possible to predict to what extent Ivanhoe Mines will be successful in obtaining those concessions and accommodations regarded by management as key to the economic viability of the Oyu Tolgoi Project nor the degree to which Ivanhoe Mines’ success or failure in obtaining such concessions and accommodations will affect Ivanhoe Mines’ ability to finance the development of the project. It is likely that the outcome of this matter will have a material impact upon Ivanhoe Mines’ prospects for successfully developing the Oyu Tolgoi Project.
Future amendments to Mongolian laws could adversely affect Ivanhoe Mines’ mining rights in the Oyu Tolgoi Project or make it more difficult or expensive to develop the project and carry out mining.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Mongolia’s Minerals Law was drafted with the assistance of Western legal experts and is regarded as one of the most progressive, internally consistent and effective pieces of mining legislation among all of the developing countries of Asia. However, future amendments to the Minerals Law or new legislation covering ostensibly unrelated matters could affect the existing tenure regime under the Minerals Law and potentially harm Ivanhoe Mines’ ability to carry on business in Mongolia. Revisions to Mongolia’s Minerals Law have been proposed and remain subject to debate in the Mongolian Parliament, which will not re-convene until April 2006. Until that debate has been completed and a legislative consensus has been reached as to the nature and scope of the changes, if any, to be made to the Minerals Law, the impact, if any, on the Oyu Tolgoi Project cannot be measured. The Mongolian government has, in the past, expressed its strong desire to foster, and has to date protected the development of, an enabling environment for foreign investment. However, there are political constituencies within Mongolia that have espoused ideas, including the concept of state participation in strategic mineral deposits, that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. Ivanhoe Mines has no reason to believe that the government of Mongolia intends to sponsor or that Parliament intends to enact amendments to the Minerals Law or other legislation that would be materially adverse to the interests of international investors in Mongolia’s mining sector including those of Ivanhoe Mines. Nevertheless, the Oyu Tolgoi Project has a high profile among the citizens of Mongolia and, as a burgeoning democracy, Mongolia has recently demonstrated a degree of political volatility. Accordingly, until these issues are addressed and clarified, there can be no assurance that the present government or a future government will refrain from enacting legislation or adopting government policies that are adverse to Ivanhoe Mines’ interests or that impair Ivanhoe Mines’ ability to develop and operate the Oyu Tolgoi Project on the basis presently contemplated.
Ivanhoe Mines’ ability to carry on business in Mongolia is subject to country risk.
Ivanhoe Mines holds its interest in the Oyu Tolgoi Project and in its Mongolian exploration properties through mining licenses and exploration licenses that enable it to conduct operations or development and exploration activities. Notwithstanding these arrangements, Ivanhoe Mines’ ability to conduct operations or exploration and development activities is subject to changes in legislation or government regulations or shifts in political attitudes beyond Ivanhoe Mines’ control.
Government policy may change to discourage foreign investment, renationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that Ivanhoe Mines’ assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.
There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the value of Ivanhoe Mines’ original investment. Similarly, Ivanhoe Mines’

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, environmental legislation, mine safety and annual fees to maintain mineral licenses in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.
Ivanhoe Mines’ business in Mongolia may be harmed if the country fails to complete its transition from state socialism and a planned economy to political democracy and a free market economy.
Since 1990, Mongolia has been in transition from state socialism and a planned economy to a political democracy and a free market economy. Much progress has been made in this transition but much remains to be done, particularly with respect to the rule of law. Many laws have been enacted, but in many instances they are neither understood nor enforced. For decades Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Laws may be applied in an inconsistent, arbitrary and unfair manner and legal remedies may be uncertain, delayed or unavailable.
Ivanhoe Mines may be unable to enforce its legal rights in certain circumstances.
In the event of a dispute arising at or in respect of, Ivanhoe Mines’ foreign operations, including the Oyu Tolgoi Project, Ivanhoe Mines may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Ivanhoe Mines may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.
The mineral resources identified on the Oyu Tolgoi Project do not have demonstrated economic viability and the feasibility of mining has not been established.
A substantial portion of the mineral resources identified to date on the Oyu Tolgoi Project are not mineral reserves and have not yet demonstrated economic viability. There can be no assurance that additional mineral reserves will be identified on the property. The feasibility of underground mining from the Oyu Tolgoi Project has not been, and may never be, established. Upgrading the mineral resources in the Hugo Dummett deposits to mineral reserves and establishing the feasibility of the underground development phase of the Oyu Tolgoi Project requires substantial underground development work including the digging of shafts and drifts, all of which involves significant expenditures of time and financial resources.
There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades being mined or dedicated to future production. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on prevailing metals market. Any material change in the quantity of its reserves, resources, grades or stripping ratio may affect the economic viability of a particular property. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
Lack of infrastructure in proximity to the Oyu Tolgoi Project could adversely affect mining feasibility.
The Oyu Tolgoi Project is located in an extremely remote area which currently lacks basic infrastructure, including sources of electric power, water, housing, food and transport, necessary to develop and operate a major mining project. While Ivanhoe Mines has established the limited infrastructure necessary to conduct its current exploration and development activities, substantially greater sources of power, water, physical plant and transport infrastructure in the area will need to be established before Ivanhoe Mines can conduct mining operations. Lack of availability of the means and inputs necessary to establish such infrastructure may adversely affect mining feasibility. Establishing such infrastructure will, in any event, require significant financing, identification of adequate sources of raw materials and supplies and necessary approvals from national and regional governments, none of which can be assured.
Ivanhoe Mines may experience difficulties with its joint venture partners.
Ivanhoe Mines is currently earning an interest in a property held by Entrée which is adjacent to the Hugo Dummett deposits. Upon earning an interest, Ivanhoe Mines will form a joint venture with Entrée and may in the future enter into additional joint ventures in respect of other properties with third parties. Ivanhoe Mines is subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project and possible litigation between the joint venture partners regarding joint venture matters. These matters may have an adverse effect on Ivanhoe Mines’ ability to realize the full economic benefit of its interest in the property that is the subject of the joint venture, which could affect its results of operations and financial condition.
Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Ivanhoe Mines’ business.
Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.
Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
impact Ivanhoe Mines’ decision as to whether to continue to operate existing mines and other facilities or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Ivanhoe Mines is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on Ivanhoe Mines’ future cash flows, earnings, results of operations and financial condition.
Ivanhoe Mines is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect Ivanhoe Mines.
All phases of Ivanhoe Mines’ operations are subject to environmental regulations in the various jurisdictions in which it operates. For example, the Oyu Tolgoi Project is subject to a requirement to develop an environmental impact assessment, as well as other environmental protection obligations. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Ivanhoe Mines’ operations. Environmental hazards may exist on the properties in which Ivanhoe Mines holds interests which are presently unknown to Ivanhoe Mines and which have been caused by previous or existing third party owners or operators of the properties.
Government approvals and permits are sometimes required in connection with Ivanhoe Mines’ operations. To the extent such approvals are required and not obtained, Ivanhoe Mines may be delayed or prohibited from proceeding with planned exploration or development of its mineral properties.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Ivanhoe Mines and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Previous mining operations may have caused environmental damage at Ivanhoe Mines mining sites, and if Ivanhoe Mines cannot prove that such damage was caused by such prior operators, its indemnities and exemptions from liability may not be effective.
Ivanhoe Mines has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at the Monywa copper project in Myanmar and the Bakyrchik gold project in Kazakhstan. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by Ivanhoe Mines’ activities or the activities of previous operators. In that event, the liability exemptions could be ineffective and possibly worthless.
Mining projects are sensitive to the volatility of metal prices.
The value of, and Ivanhoe Mines’ ability to finance, the Oyu Tolgoi Project is largely dependent on the world market prices of copper and gold, which are subject to volatile movements over time and are affected by numerous factors beyond Ivanhoe Mines’ control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies.
If prevailing metal prices fall and remain below variable production costs of Ivanhoe Mines’ current and planned mining operations for a sustained period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of Ivanhoe Mines’ mining and exploration activities. Ivanhoe Mines would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of Ivanhoe Mines’ reserves and resources. These factors could have an adverse impact on Ivanhoe Mines’ future cash flows, earnings, results of operations, stated reserves and financial condition.
Illegal mining is prevalent in Mongolia and Myanmar.
Illegal mining is widespread in Mongolia, Myanmar and other developing countries. Illegal miners may trespass on Ivanhoe Mines’ properties and engage in very dangerous practices, including entering old exploration shafts and adits in Myanmar without sufficient safety equipment and precautions. Although Ivanhoe Mines employs security personnel to protect its active mining and development project sites, it is unable to continuously monitor the full extent of its exploration properties. In December 2005, three illegal miners were accidentally killed while trespassing and engaging in illegal mining activities on the Letpadaung property in Myanmar. The presence of illegal miners could also lead to project delays and disputes regarding the development or operation of commercial deposits. The illegal activities of these miners could cause environmental damage or other damage to Ivanhoe Mines’ properties or personal injury or death, for which Ivanhoe Mines could potentially be held responsible, all of which

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
could have an adverse impact on Ivanhoe Mines’ results of operations and financial condition.
There can be no assurance that the interest held by Ivanhoe Mines in its exploration, development and mining properties is free from defects or that material contractual arrangements between Ivanhoe Mines and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.
Ivanhoe Mines has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of Ivanhoe Mines. There can also be no assurance that Ivanhoe Mines’ rights will not be challenged or impugned by third parties. Ivanhoe Mines has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to Ivanhoe Mines or at all.
Economic sanctions imposed by the United States, the European Union and Canada against Myanmar may adversely affect the Monywa Copper Project.
In May 1997, the United States government imposed economic sanctions on Myanmar, banning new investments in Myanmar by any United States investor. Additional U.S. sanctions were imposed in 2003. The European Union and the Canadian government have also imposed selective economic sanctions on Myanmar. These sanctions were imposed based on the belief that the current government of Myanmar has repressed opposition to the government. While the sanctions in their current form do not affect the Company’s investments in Myanmar, there can be no assurances that the sanctions will not be broadened or that other countries will not adopt similar sanctions in the future. The existence of United States sanctions may restrict the ability of United States companies to participate in the Monywa Copper Project. It is not possible to assess whether additional legislation will be enacted by the United States, the European Union, Canada or elsewhere or, if enacted, such legislation will ultimately affect the Company or investment in the Company.
The proceeds from the sale of the Savage River Project are dependent on iron ore prices and the remaining supply of ore at the Savage River Project.
The remaining portion of the proceeds payable to Ivanhoe Mines from the sale of the Savage River Project is deferred, and the amount of such payments is dependent on prevailing prices for iron ore (as represented by the Nibrasco/JSM pellet price) in the year that the compensation is paid and the total tonnage of iron ore pellets sold from the Savage River Project in that year. While there have been recent increases in the price of iron ore, the current price is at the high end of recent historical trends. Such prices are very volatile and in the past prices have suffered significant declines. There is a risk that prices will fall in subsequent years, meaning that corresponding payments to Ivanhoe Mines will be lower than the annual payment expected to be received on March 31, 2006. In addition, while current reserve and resource estimates indicate that the mine will be

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
capable of producing sufficient ore to meet the 1,800,000 tpy threshold for the next five years, there is no assurance that these estimates will actually bear themselves out. If insufficient ore is actually present to produce the maximum threshold amount of ore, then the corresponding payments to Ivanhoe Mines will be lower.
Competition for new mining properties by larger, more established companies may prevent Ivanhoe Mines from acquiring interests in additional properties or mining operations.
Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, Ivanhoe Mines may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that Ivanhoe Mines will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.
Ivanhoe Mines has a limited operating history, and there is no assurance that it will be capable of consistently producing positive cash flows.
The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Ivanhoe Mines does not anticipate receiving any cash flow distribution from its Monywa Copper Project in 2006 and all of its other exploration and development projects will require further funding. Ivanhoe Mines has a limited operating history and there can be no assurance of its ability to operate its projects profitably. While Ivanhoe Mines may in the future generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that Ivanhoe Mines will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs.
A substantial portion of Ivanhoe Mines’ operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.
Development of Ivanhoe Mines’ mineral properties is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of Ivanhoe Mines’ exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial orebody, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of Ivanhoe Mines.
The Company does not maintain insurance over certain of its business operations.
Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts or slides, fires, floods, earthquakes or other environmental occurrences, and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company does not maintain insurance against political or environmental risks. Also, because of the recent major increases in insurance premiums and the inability to obtain full coverage, the Monywa Copper Project is self-insuring on a portion of the mine assets.
Mining operations are subject to numerous hazards that could have a material adverse effect on the financial position of Ivanhoe Mines.
The business of mining is subject to a variety of risks such as groundfall, explosions and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other risks. Such occurrences, against which Ivanhoe Mines cannot, or may elect not to, insure, may result in destruction of mines and other production facilities, damage to life and property, environmental damage, delayed production, increased production costs and possible legal liability for any and all damages. Such liabilities may have a material adverse effect on Ivanhoe Mines’ financial position.
Ivanhoe Mines is exposed to risks of changing political stability and government regulation in the countries in which it operates.
Ivanhoe Mines holds mineral interests in countries which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of Ivanhoe Mines and may adversely affect its business. Ivanhoe Mines’ operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. Ivanhoe Mines’ operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
In certain areas where Ivanhoe Mines is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of many of the countries in which Ivanhoe Mines operates also contain inconsistencies and contradictions. Many of them are structured to bestow on government bureaucrats substantial administrative discretion in their application and enforcement with the result that the laws are subject to changing and different interpretations. As such, even the Company’s best efforts to comply with the laws may not result in effective compliance in the determination of government bureaucrats.
Ivanhoe Mines conducts certain of its operations through co-operative joint ventures with government controlled entities. While this connection benefits Ivanhoe Mines in some respects, there is a substantial inequality with respect to the influence of the parties with the applicable government. Governments in these countries hold a substantial degree of subjective control over the application and enforcement of laws and the conduct of business. This inequality would become particularly detrimental if a business dispute arises between joint venture parties. Ivanhoe Mines seeks to minimize this issue by including international arbitration clauses in relevant agreements whenever possible and by maintaining positive relations with both its joint venture partners and local governments, but there can be no guarantee that these measures will be sufficient to protect Ivanhoe Mines’ interest in these countries.
Ivanhoe Mines’ prospects depend on its ability to attract and retain key personnel.
Recruiting and retaining qualified personnel is critical to Ivanhoe Mines’ success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. The Company believes that it has been successful in recruiting excellent personnel to meet its corporate objectives but, as Ivanhoe Mines’ business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff on the operations side. Although the Company believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.
Certain directors of Ivanhoe Mines are directors or officers of, or have significant shareholdings, in other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with Ivanhoe Mines.
Certain of the directors of the Company are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which Ivanhoe Mines may participate, the directors of Ivanhoe Mines may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with Ivanhoe Mines for the acquisition of mineral property rights. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of the Company and will abstain from voting for

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
or against the approval of such a participation or such terms. In appropriate cases, Ivanhoe Mines will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Yukon, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Ivanhoe Mines will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Ivanhoe Mines, the degree of risk to which Ivanhoe Mines may be exposed and its financial position at that time.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
RELATED-PARTY TRANSACTIONS
At the end of 2005 and 2004, the Company’s discontinued Savage River operations owed approximately $5.1 million to Mr. Friedland. This debt originated as a result of the December 2000 acquisition, by the Company, of the Savage River operation. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon the Company receiving proceeds in excess of approximately $111 million from the sale of the Savage River operations.
The Company is a party to cost-sharing agreements with other companies in which Robert M. Friedland, its Chairman and Chief Executive Officer, has a material, direct or indirect, beneficial interest. Through these agreements, Ivanhoe Mines shares, on a cost-recovery basis, office space, furnishings, equipment and communications facilities in Vancouver, Singapore, Beijing and London, and an aircraft. Ivanhoe Mines also shares the costs of employing administrative and non-executive management personnel in these offices.
Companies in which the Company is a party to the cost-sharing agreement and Mr. Friedland’s ownership interest in each of them, are as follows:

R. M.
Friedland’s
Ownership
Company Name	Interest

Ivanhoe Energy Inc.	21.11%

Ivanhoe Capital Corporation	100.00%

Ivanhoe Nickel & Platinum Ltd.	50.06%

The Company’s related-party transactions also include transactions with Asia Gold Corp., (a 47%-owned publicly listed company) and exploration expenditures incurred as part of several joint-venture agreements with Jinshan Gold Mines Inc.(a 53%-owned, subsidiary).
The shared and other expenditures for the last two years were as follows:

	$(000)
	Years ended December 31,
	2005	2004

Exploration	1,122	2,198

Legal	823	468

Office and administrative	2,216	2,057

Salaries and benefits	2,904	2,239

Travel (including aircraft rental)	3,421	3,001

	10,486	9,963

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Accounts receivable and accounts payable of the Company at December 31, 2005, included $0.5 million and $1.1 million, respectively (December 31, 2004 — $0.4 million and $3.3 million, respectively), which were due from/to a company under common control or companies related by way of directors in common.
QUALIFIED PERSONS
Disclosure of a scientific or technical nature in this MD&A in respect of each of the material mineral resource properties of Ivanhoe Mines was prepared by or under the supervision of the “qualified persons” (as that term is defined in NI 43-101) listed below:

Property	Qualified Person	Relationship to Company

Oyu Tolgoi Project	Charles P.N. Forster	Employee

Nariin Sukhait Project	Steven Kerr (Norwest Corporation)	Independent consultant

OVERSIGHT ROLE OF THE AUDIT COMMITTEE
The Audit Committee reviews, with management and the external auditors, the Company’s MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
MANAGEMENT’S REPORT TO THE SHAREHOLDERS
The Consolidated Financial Statements and the management’s discussion and analysis of financial condition and results of operations (“MD&A”) are the responsibility of the management of Ivanhoe Mines Ltd. These financial statements and the MD&A have been prepared in accordance with accounting principles generally accepted in United States and regulatory requirements, respectively, using management’s best estimates and judgment of all information available up to March 31, 2006.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.
These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized in Note 2 to the Consolidated Financial Statements.
The consolidated financial statements have been audited by Deloitte & Touche LLP, independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards. They have full and unrestricted access to the Audit Committee.

By:	/s/ R. M. Friedland	By:	/s/ P. Meredith
	R. M. FRIEDLAND		P. MEREDITH
	Chairman		Chief Financial Officer
March 31, 2006
Vancouver, BC Canada

Deloitte & Touche LLP 2800 — 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca
Report of Independent Registered Chartered Accountants
To the Shareholders of
Ivanhoe Mines Ltd.
We have audited the consolidated balance sheets of Ivanhoe Mines Ltd. (the “Company”) as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Independent Registered Chartered Accountants
Vancouver, British Columbia
March 30, 2006
Comment by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 (i) to the consolidated financial statements. Our report to the shareholders dated March 30, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Vancouver, British Columbia
March 30, 2006

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	December 31,
	2005	2004
ASSETS

CURRENT
Cash and cash equivalents (Note 5)	$101,681	$112,478
Accounts receivable (Note 6)	33,350	6,552
Inventories	3,547	2,192
Prepaid expenses	6,353	1,196
Other current assets (Note 7)	3,286	3,000
Current assets of discontinued operations (Note 3)	—	36,636

TOTAL CURRENT ASSETS	148,217	162,054

INVESTMENT IN JOINT VENTURE (Note 4)	139,874	126,911
LONG-TERM INVESTMENTS (Note 8)	18,417	19,160
PROPERTY, PLANT AND EQUIPMENT (Note 9)	85,706	54,434
DEFERRED INCOME TAXES (Note 13)	171	318
OTHER ASSETS (Note 10)	4,394	3,764
NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS (Note 3)	—	9,627

TOTAL ASSETS	$396,779	$376,268

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 11)	$20,594	$14,412
Current liabilities of discontinued operations (Note 3)	—	14,082

TOTAL CURRENT LIABILITIES	20,594	28,494

LOANS PAYABLE TO RELATED PARTIES (Note 12)	5,088	5,088
DEFERRED INCOME TAXES (Note 13)	315	476
ASSET RETIREMENT OBLIGATIONS (Note 14)	6,231	5,267
NON-CURRENT LIABILITIES OF DISCONTINUED OPERATIONS (Note 3)	—	26,380

TOTAL LIABILITIES	32,228	65,705

MINORITY INTERESTS (Note 15)	8,928	3,713

COMMITMENTS AND CONTINGENCIES (NOTE 21)

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 16)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
315,900,668 (2004 -292,870,998) common shares	994,442	868,606
ADDITIONAL PAID-IN CAPITAL	25,174	16,283
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 17)	6,711	2,879
DEFICIT	(670,704)	(580,918)

TOTAL SHAREHOLDERS’ EQUITY	355,623	306,850

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$396,779	$376,268

APPROVED BY THE BOARD:

J. Weatherall, Director	K. Thygesen, Director
The accompanying notes are an integral part of these consolidated financial statements

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Year ended December 31,
	2005	2004
OPERATING EXPENSES
Exploration	$(127,165)	$(98,174)
General and administrative	(23,825)	(22,202)
Interest	(354)	(309)
Depreciation	(2,558)	(2,027)
Mining property care and maintenance costs (Note 9 (a))	(3,706)	(3,755)
Write-down of carrying values of property, plant and equipment	(609)	(142)

OPERATING LOSS	(158,217)	(126,609)

OTHER INCOME (EXPENSES)
Share of income from joint venture (Note 4)	23,036	21,416
Interest income	3,421	3,126
Foreign exchange gains	7,751	4,631
Share of loss of significantly influenced investees (Note 8 (a) and (b))	(2,651)	(2,315)
Gain on sale of long-term investments (Note 8 (c) and (e))	115	4,523
Write-down of carrying values of long-term investments (Note 8 (a) and (c))	(1,438)	(5,277)

LOSS BEFORE TAXES AND OTHER ITEMS	(127,983)	(100,505)
Provision for income and capital taxes (Note 13)	(433)	(588)
Minority interests (Note 15)	2,714	2,103

NET LOSS FROM CONTINUING OPERATIONS	(125,702)	(98,990)
NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS (Note 3)	35,916	4,449

NET LOSS	(89,786)	(94,541)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE FROM
CONTINUING OPERATIONS	$(0.41)	$(0.35)
DISCONTINUED OPERATIONS	0.12	0.01

	$(0.29)	$(0.34)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING (000’s)	305,160	281,640

The accompanying notes are an integral part of these consolidated financial statements

IVANHOE MINES LTD.
Consolidated Statements of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)

					Accumulated
	Share Capital			Additional	Other
	Number		Special	Paid-In	Comprehensive
	of Shares	Amount	Warrants	Capital	Income	Deficit	Total
Balances, December 31, 2003	265,440,052	$714,359	$49,975	$10,658	$1,587	$(478,749)	$297,830
Effect of accounting change (Note 2 (i))	—	—	—	—	—	(7,628)	(7,628)
Net loss	—	—	—	—	—	(94,541)	(94,541)
Other comprehensive income (Note 17):	—	—	—	—	1,292	—	1,292

Comprehensive loss	—	—	—	—	—	—	(93,249)

Shares issued for:
Private placements, net of issue costs of $5,765	20,000,000	100,593	—	—	—	—	100,593
Exercise of special warrants	5,760,000	49,975	(49,975)	—	—	—	—
Exercise of stock options	1,502,554	2,233	—	(892)	—	—	1,341
Exercise of share purchase warrants	25,000	244	—	—	—	—	244
Share purchase plan	17,019	102	—	—	—	—	102
Consulting fees	126,373	1,100	—	—	—	—	1,100
Stock compensation charged to operations	—	—	—	6,517	—	—	6,517

Balances, December 31, 2004	292,870,998	$868,606	$—	$16,283	$2,879	$(580,918)	$306,850
Net loss	—	—	—	—	—	(89,786)	(89,786)
Other comprehensive income (Note 17):	—	—	—	—	3,832	—	3,832

Comprehensive loss	—	—	—	—	—	—	(85,954)

Shares issued for:
Private placement, net of issue costs of $6,095	19,750,000	119,801	—	—	—	—	119,801
Exercise of stock options	3,213,172	5,555	—	(1,835)	—	—	3,720
Property, plant and equipment purchased (Note 19 (b))	50,000	362	—	—	—	—	362
Share purchase plan	16,498	118	—	—	—	—	118
Dilution gain on issuance of shares by a subsidiary	—	—	—	3,012	—	—	3,012
Stock compensation charged to operations	—	—	—	7,714	—	—	7,714

Balances, December 31, 2005	315,900,668	$994,442	$—	$25,174	$6,711	$(670,704)	$355,623

The accompanying notes are an integral part of these consolidated financial statements

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Years ended December 31,
	2005	2004
OPERATING ACTIVITIES
Net loss from continuing operations	$(125,702)	$(98,990)
Items not involving use of cash
Depreciation	2,558	2,027
Stock based compensation	7,714	6,517
Accretion expense	354	286
Non-cash exploration expense recovery (Note 8 (a))	—	(3,248)
Unrealized foreign exchange gains	(7,691)	(5,443)
Share of income from joint venture, net of cash distribution	(13,036)	(21,416)
Share of loss of significantly influenced investees	2,651	2,315
Gain on sale of long-term investments (Note 8 (c) and (e))	(115)	(4,523)
Write-down of carrying value of long-term investments (Note 8 (a) and (c))	1,438	5,277
Deferred income taxes	(15)	246
Minority interests	(2,714)	(2,103)
Write-down of carrying values of property, plant and equipment	609	142
Loss on sale of property, plant and equipment	—	197
Net change in non-cash operating working capital items (Note 19 (a))	(1,756)	(3,174)

Cash used in operating activities of continuing operations	(135,705)	(121,890)
Cash provided by operating activities of discontinued operations	2,592	3,150

Cash used in operating activities	(133,113)	(118,740)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	15,000	—
Redemption of investments	—	50,000
Purchase of long-term investments	(6,310)	(3,846)
Purchase of subsidiary, net of cash acquired of $15,414	12,022	—
Proceeds from sale of long-term investments	4,539	2,461
Proceeds from sale of property, plant and equipment	—	2,720
Expenditures on property, plant and equipment	(32,180)	(27,846)
Expenditures on other assets	(794)	—
Other	(2,007)	(6,226)

Cash (used in) provided by investing activities of continuing operations	(9,730)	17,263
Cash used in investing activities of discontinued operations	(502)	(4,657)

Cash (used in) provided by investing activities	(10,232)	12,606

FINANCING ACTIVITIES
Issue of share capital	123,639	102,280
Minority interests’ investment in subsidiary	1,104	—

Cash provided by financing activities of continuing operations	124,743	102,280
Cash (used in) provided by financing activities of discontinued operations	(37)	5,431

Cash provided by financing activities	124,706	107,711

EFFECT OF EXCHANGE RATE CHANGES ON CASH	7,842	5,385

NET CASH (OUTFLOW) INFLOW	(10,797)	6,962
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	112,478	105,516

CASH AND CASH EQUIVALENTS, END OF YEAR	$101,681	$112,478

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$33,240	$33,796
Short-term money market instruments	68,441	78,682

	$101,681	$112,478

SUPPLEMENTARY INFORMATION (Note 19 (b) and (c))
The accompanying notes are an integral part of these consolidated financial statements

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	NATURE OF OPERATIONS

Ivanhoe Mines Ltd. (the “Company”), together with its subsidiaries and joint venture (collectively referred to as “Ivanhoe Mines”), is an international mineral exploration and development company holding interests in and conducting operations on mineral resource properties principally located in Southeast and Central Asia and Australia.
2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). In the case of the Company, U.S. GAAP differs in certain respects from accounting principles generally accepted in the Canada (“Canadian GAAP”) as explained in Note 23. The significant accounting policies used in these consolidated financial statements are as follows:
(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company are Ivanhoe Mines Mongolia Inc. (B.V.I.), Ivanhoe Mines China (B.V.I.), Ivanhoe Cloncurry Mines Pty Ltd (Australia), and their respective subsidiaries, and Bakyrchik Mining Venture (Kazakhstan) (70% owned) (“BMV”).

Jinshan Gold Mines Inc. (B.C., Canada) (“Jinshan”) became a subsidiary of the Company in December 2005 (53% owned). Prior to this the investment in Jinshan was accounted for using the equity method.

Ivanhoe Mines’ investment in Asia Gold Corp. (“Asia Gold”) (B.C., Canada) (47% owned) remains consolidated at December 2005 due to Ivanhoe Mines having control over the operating, financing and strategic decisions of Asia Gold.

Ivanhoe Mines’ investment in Myanmar Ivanhoe Copper Company Limited (“JVCo”) (Myanmar) (50% owned), which is subject to joint control, is accounted for using the equity method.

All intercompany transactions and balances have been eliminated, where appropriate.

Variable Interest Entities (“VIE’s”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003) (“FIN 46R”) “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(b)	Measurement uncertainties

Generally accepted accounting principles require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, among other things, the recoverability of accounts receivable and investments, the proven and probable ore reserves, the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the provision for income taxes and composition of deferred income tax assets and deferred income tax liabilities, the expected economic lives of and the estimated future operating results and net cash flows from property, plant and equipment, and the anticipated costs and timing of asset retirement obligations.
(c)	Foreign currencies

The Company considers the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.
(d)	Cash and cash equivalents

Cash and cash equivalents include short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding 90 days.
(e)	Inventories

Mine stores and supplies are valued at the lower of the weighted average cost, less allowances for obsolescence, and replacement cost.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(f)	Long-term investments

Long-term investments in companies in which Ivanhoe Mines has voting interests of 20% to 50%, or where Ivanhoe Mines has the ability to exercise significant influence, are accounted for using the equity method. Under this method, Ivanhoe Mines’ share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

The other long-term investments are classified as “available-for-sale” investments. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of shareholders’ equity, unless the declines in market value are judged to be other than temporary, in which case the losses are recognized in income in the period. Realized gains and losses from the sale of these investments are included in income in the period.
(g)	Exploration and development

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized. Exploration costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(h)	Property, plant and equipment

Property, plant and equipment are carried at cost (including development and preproduction costs, capitalized interest, other financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues), less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis, using estimated proven and probable reserves as the depletion basis.

Property, plant and equipment are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over one to twenty years).

Capital works in progress are not depreciated until the capital asset has been put into operation.

Ivanhoe Mines reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with values beyond proven and probable reserves and resources. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(i)	Stripping costs

On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force (“EITF”) Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Commencing in the first quarter of 2005, Ivanhoe Mines changed its accounting policy with respect to stripping costs to comply with the consensus reached by the EITF. This change has been applied retrospectively by restating prior period financial statements. In 2004 and prior years, Ivanhoe Mines deferred or accrued stripping costs incurred during production, as appropriate, and charged these costs to operations on the basis of the estimated average stripping ratio for each mine area. The effect of this change was to increase the deficit at January 1, 2004 by $7,628,000, to increase the net loss for the year ended December 31, 2004 by $7,889,000 ($0.03 per share) and to decrease assets of discontinued operations and investment in joint venture at December 31, 2004 by $13,973,000 and $1,544,000, respectively. The impact on the year ended December 31, 2005 was to decrease the net loss for the year by $186,000 ($0.00 per share) and to increase assets of discontinued operations and decrease investment in joint venture at December 31, 2005 by $887,000 and $701,000, respectively.
(j)	Asset retirement obligations

Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.
(k)	Revenue recognition

Revenue at JVCo from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Revenue from copper cathode includes provisional pricing arrangements accounted for as embedded derivative instruments under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(l)	Stock-based compensation

The Company has an Employees’ and Directors’ Equity Incentive Plan which is disclosed in Note 16. The Company records compensation expense using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”. Accordingly, the fair value of stock options at the date of grant is amortized to operations, with an offsetting credit to additional paid-in capital, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital are transferred to share capital.
(m)	Deferred income taxes

The Company computes income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. SFAS 109 requires that the provision for deferred income taxes be based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.
(n)	Loss per share

The Company follows SFAS No. 128, “Earnings Per Share”, which requires the presentation of basic and diluted earnings per share. The basic loss per share is computed by dividing the net loss attributable to common stock by the weighted average number of common shares and Special Warrants outstanding during the year. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. The effect of potentially dilutive stock options and share purchase warrants was antidilutive in years ending December 31, 2005 and 2004.

Details of potentially dilutive shares excluded from the loss per share calculation due to antidilution:

	December 31,
	2005	2004
Options	7,416,700	9,890,942
Share purchase warrants	576,000	7,701,000

Total potentially dilutive shares	7,992,700	17,591,942

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(o)	Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2005. In particular, the assets and liabilities of ABM Mining Limited (“ABM”) (owner of the Savage River Project) as at December 31, 2004, and its results of operations and cash flows for the year then ended (Note 3), have been classified as discontinued operations. Accounting for stripping costs has also been retrospectively adjusted (Note 2 (i)).
(p)	Recent accounting pronouncements

Recently issued United States accounting pronouncements have been outlined below. Ivanhoe Mines believes the new standards issued by the U.S. FASB will not have a material impact on the Company.

In March 2005, the Emerging Issues Committee issued EITF 04-3, Mining Assets – Impairment and Business Combinations, which states that an entity should include Value Beyond Proven and Probable Reserves and Resources (“VBPP”) in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include VBPP in determining the fair value of the asset. EITF 04-3 also states that an entity should include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets in a purchase price allocation in a manner that is consistent with the expectations of marketplace participants. In addition, EITF 04-3 states that an entity should include the cash flows associated with VBPP as well as the effects of anticipated fluctuations in the market price of minerals in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired. The Company’s current accounting policy complies with EITF 04-3.

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1 and FAS 124-1 – The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP FAS 115-1 and FAS 124-1 is applicable to reporting periods beginning after December 15, 2005. Management does not expect the adoption of this FSP to have a material effect on the Company’s consolidated financial position and results of operations.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(p)	Recent accounting pronouncements (Continued)

In December 2004, the FASB issued SFAS No. 123 (R), “Share-Based Payment”, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 – Share-Based Payment, which provides interpretive guidance related to SFAS No. 123 (R). SFAS No. 123 (R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. SFAS No. 123 (R) requires liability awards to be re-measured each reporting period and compensation costs to be recognized over the period that an employee provides service in exchange for the award. Management plans to adopt this statement on the modified prospective basis beginning January 1, 2006, and does not expect adoption of this statement to have a material effect on the Company’s consolidated financial position and results of operations.

In October 2005, the FASB issued FASB Staff Position SFAS No. 123 (R)-2, “Practical Accommodation to the Application of Grant Date as Defined in SFAS No. 123 (R)”. FSP 123 (R)-2 provides guidance on the application of grant date as defined in SFAS No. 123 (R). In accordance with this standard a grant date of an award exists if (i) the award is a unilateral grant and (ii) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The Company will adopt this standard when it adopts SFAS No. 123 (R), and does not anticipate that the implementation of this statement will have a significant impact on its results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion 20 and FASB Statement 3. This Statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(p)	Recent accounting pronouncements (Continued)

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”, an amendment of APB Opinion 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement is effective for fiscal periods beginning after June 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.

In November 2005, the FASB concluded that in their proposed “Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109”, a benefit recognition model with a two-step approach would be used, with a more-likely-than-not recognition criterion and a best estimate measure attribute. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize, which will be measured using the best estimate of the amount that will be sustained. The tax position should be derecognized when it is no longer more-likely-than-not of being sustained. In January 2006, the FASB concluded that the final Interpretation will be effective as of the beginning of the first annual period beginning after December 31, 2006. The Company is currently evaluating the implications of this Interpretation.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement:
• Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;
• Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;
• Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;
• Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
• Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(p)	Recent accounting pronouncements (Continued)

This Statement is effective for all financial instruments acquired or issued after the beginning of fiscal years that begin after September 15, 2006. The Company is currently evaluating the implications of this Statement.
3.	DISCONTINUED OPERATIONS

In November 2004, the Company adopted a plan to dispose of the Savage River Iron Ore Project (the “Project”). This decision was part of the Company’s plan to rationalize its non-core assets as it focuses on the Oyu Tolgoi project in Mongolia. In February 2005, Ivanhoe Mines sold the Project for two initial payments totalling $21.5 million, plus a series of contingent, annual payments based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

Ivanhoe Mines received the first initial payment of $15.0 million on February 28, 2005. The second payment of $6.5 million plus an additional $0.2 million in interest was received on January 31, 2006.

The future payments will be received over five years commencing March 2006. These payments will be calculated at an initial rate of $1.00 per tonne of iron ore pellets sold if the annual benchmark pellet price exceeds $30 per tonne, and will escalate to a maximum of $16.50 per tonne of iron ore pellets sold if the annual price exceeds $80 per tonne. Based on the tonnes of iron ore sold during the nine months ended December 31, 2005, and the escalating price formula, an amount of $20.2 million has been accrued as receivable.

At February 28, 2005, the net book value of the Project was $11.2 million. Therefore, the total income recognized in 2005 reduced the net book value to $nil and resulted in the excess of $30.5 million being included in operations during the year.

At December 31, 2005, Ivanhoe Mines had a total of $26.9 million included in accounts receivable related to the disposition of the Project. The amount was comprised of the second initial payment and related interest of $6.7 million and the contingent income accrual of $20.2 million.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
3.	DISCONTINUED OPERATIONS (Continued)

	Years ended December 31,
	2005	2004
ASSETS
Current
Cash and cash equivalents	$—	$7,432
Accounts receivable	—	3,985
Inventories	—	21,295
Prepaid expenses	—	882
Other current assets	—	3,042

Current assets of discontinued operations	—	36,636

Property, plant and equipment	—	5,889
Other assets	—	3,738

Non-current assets of discontinued operations	—	9,627

Total assets of discontinued operations	$—	$46,263

LIABILITIES
Current
Accounts payable and accrued liabilities	$—	$13,870
Current portion of long-term debt	—	212

Current liabilities of discontinued operations	—	14,082

Long-term debt (non-recourse to the Company)	—	13,025
Deferred income taxes	—	2,078
Other liabilities	—	11,277

Non-current liabilities of discontinued operations	—	26,380

Total liabilities of discontinued operations	$—	$40,462

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
3.	DISCONTINUED OPERATIONS (Continued)

The following table presents summarized financial information related to discontinued operations:

	Years ended December 31,
	2005(1)	2004
REVENUE	$18,031	$83,898
COST OF OPERATIONS	(11,965)	(78,778)
DEPRECIATION AND DEPLETION	—	(1,395)

OPERATING PROFIT	6,066	3,725
EXPENSES
General and administrative	(195)	(1,425)
Interest expense	(203)	(1,021)

INCOME BEFORE THE FOLLOWING	5,668	1,279
Interest income	16	308
Foreign exchange (losses) gains	(285)	3,745

INCOME BEFORE INCOME TAXES	5,399	5,332
Recovery of (provision for) income and capital taxes	7	(883)

NET INCOME	5,406	4,449
Contingent income	20,243	—
Gain on sale of ABM	10,267	—

NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS	$35,916	$4,449

(1)	Net income for the year ended December 31, 2005, includes only two months of results for the Project as it was sold on February 28, 2005.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
4.	INVESTMENT IN JOINT VENTURE

Ivanhoe Mines has a 50% interest in JVCo, a joint venture formed to develop open-pit copper mining operations at Monywa in the Union of Myanmar. JVCo completed construction of a mining complex in 1998 to develop the Sabetaung and Kyisintaung (“S&K”) deposits within the Monywa Copper Project. Commercial production from those deposits commenced during the first quarter of 1999.

In early 2005, the Company announced its intention to expand, in a series of incremental steps, the mine’s production capacity to a target of 200,000 tonnes per annum. At that time, mining equipment was ordered to increase the annual copper cathode capacity to 50,000 tonnes per annum by mid-2006 as part of the expansion program.

In the fourth quarter of 2005 and the first quarter of 2006, several circumstances occurred that may potentially have a negative impact on the operations of the mine for 2006 and future years.

Firstly, the economic sanctions imposed against Myanmar by the United States have started to seriously impact the mine’s ability to function in a normal way. In the fourth quarter of 2005, both the mine’s insurance broker and the off-shore banking institution terminated their relationship with the mine on account of these sanctions. Although the mine had in excess of $40 million in off-shore bank accounts at December 31, 2005, the operations of the mine were shut-down in March 2006. The mine is expected to resume operations shortly when additional fuel, required to operate mining equipment, and chemicals required for the leaching and electrowinning process, become available. The management of the S&K Mine has established a new banking relationship with an off-shore institution.

Secondly, the mine has not yet been able to obtain from the Myanmar authorities the necessary import permits for its previously ordered mining equipment. The equipment is currently off-shore, awaiting approval for delivery. The Company does not know if or when import permits will be granted for the importation of this equipment. The Company has received recent oral assurances from its joint venture partner that the necessary documentation is nearing finalization. The increase in mining capacity is crucial to allow waste stripping for the Sabetaung deposit and ultimately for the future development of the Kysingtaung and Letpadaung deposits. Without a substantial increase in mining capacity, these two deposits cannot be economically developed. The drop in copper grades at the Sabetaung pit, combined with the mine’s potential inability to obtain the necessary importing permits resulted in significant decreases in copper cathode production in the fourth quarter of 2005.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
4.	INVESTMENT IN JOINT VENTURE (CONTINUED)

Thirdly, in the third quarter of 2005, the Company reported its difference of opinion with certain Myanmar tax authorities on a commercial tax issue involving the imposition of an 8% commercial tax on all export sales of JVCo. In the fourth quarter of 2005, Ivanhoe Mines was unable to satisfactorily resolve this issue. The Company’s management believes that the tax provisions in the S&K Mine joint venture agreement clearly exempt the mine’s copper exports from all tax of a commercial nature. The imposition of such a commercial tax, equivalent to an additional 8% royalty, would have a significant negative impact on future cash flows and any future development plans for the S&K Mine. The commercial tax is being claimed retroactively to January 1, 2003, on all export copper sales. If the Myanmar government’s position on this issue prevails, the joint venture’s estimated commercial tax liability at December 31, 2005 would total approximately $22.4 million (net $11.2 million to the Company). The Company is seeking a written legal opinion from the Attorney General of Myanmar on the applicability of this tax and the Company has received certain assurances that the ruling may be favorable.

The Company is also concerned about the timely approvals for the expansion of the Letpadaung deposit. To date, the expansion of the deposit has been neither approved nor denied by the Government of Myanmar.

The Company reviews the carrying value of its assets whenever events or changes in circumstances indicate that the carrying value of an asset might have been impaired. The Company intends to engage in discussions with its joint venture partner and with the relevant Myanmar government authorities with a view to satisfactorily resolving these issues. If these issues cannot be satisfactorily resolved in a timely manner, the Company may, as part of a future review of the carrying value of its assets, be required to reflect a significant impairment of, and reduce on its financial statements, the carrying value of its investment in the S&K Mine.

The following table summarizes Ivanhoe Mines’ investment in JVCo:

	December 31,
	2005	2004
Balance, at beginning of year	$126,911	$105,425
Share of income from JVCo	23,036	21,416
Cash distribution	(10,000)	—
Other	(73)	70

Balance, at end of year	$139,874	$126,911

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
4.	INVESTMENT IN JOINT VENTURE (CONTINUED)

The following tables summarize Ivanhoe Mines’ 50% share of the financial position and results of operations of JVCo for the years ending December 31, 2005 and 2004.

	December 31,
	2005	2004
Cash and cash equivalents	$22,843	$10,099
Accounts receivable	11,364	3,734
Inventories	16,754	13,313
Prepaid expenses	1,558	1,800
Other current assets	—	117
Property, plant and equipment	128,405	130,869
Deferred income tax assets	432	464
Other assets	1,585	1,569
Accounts payable and accrued liabilities	(14,784)	(10,349)
Current portion of long-term debt	—	(7,500)
Deferred income tax liabilities	(11,321)	(11,429)
Other liabilities	(16,962)	(5,776)

Share of Net Assets of JVCo	$139,874	$126,911

	Years ended December 31,
	2005	2004
Revenue	$65,801	$44,091
Cost of operations	(17,768)	(12,137)
Depreciation and depletion	(5,657)	(5,177)

Operating profit	42,376	26,777
Other income / (expense)	(19,340)	(5,361)

Share of Income of JVCo	$23,036	$21,416

Cash flows
From operating activities	$24,805	$25,207
For investing activities	(4,561)	(9,086)
For financing activities	(7,500)	(7,500)

	$12,744	$8,621

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2005, included Asia Gold’s and Jinshan’s cash and cash equivalent balances of $3.1 million and $15.4 million, respectively (2004 — $8.2 million and $nil), which were not available for Ivanhoe Mines’ general corporate purposes.
6.	ACCOUNTS RECEIVABLE

	December 31,
	2005	2004
Contingent income (Note 3)	$20,243	$—
Proceeds from sale of Project (Note 3)	6,500	—
Refundable taxes	4,423	4,576
Related parties (Note 18 (b))	451	414
Accrued interest	340	134
Other	1,393	1,428

	$33,350	$6,552

7.	OTHER CURRENT ASSETS

	December 31,
	2005	2004
Loan receivable	$3,000	$3,000
Restricted cash	286	—

	$3,286	$3,000

In December 2004, Ivanhoe Mines loaned Lepanto Consolidated Mining Company (“Lepanto”) $3.0 million, which bore interest at 3.0% per annum. In December 2005, Ivanhoe Mines and Lepanto renegotiated the terms of the loan. The loan now matures in 2006 and bears interest at 6.0% per annum. During 2005, Ivanhoe Mines received $0.1 million in interest income from Lepanto.

In March 2006, Ivanhoe Mines received a loan and interest repayment of $1.04 million from Lepanto.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	LONG-TERM INVESTMENTS

	December 31, 2005				December 31, 2004
	Equity	Cost/Equity	Unrealized	Fair/Equity	Equity	Cost/Equity	Unrealized	Fair/Equity
	Interest	Basis	Gain	Value	Interest	Basis	Gain	Value
Investment in companies subject to significant influence:
Jinshan Gold Mines Inc.(a)	N/a	N/a	N/a	N/a	38.5%	$5,024	N/a	$5,024

Investments “available-for-sale”:
Intec Ltd.(b)	12.5%	$1,446	$1,331	$2,777	12.8%	$1,446	$1,469	$2,915
Olympus Pacific Minerals Inc.(c)	—	—	—	—	19.6%	5,862	(293)	5,569
Entrée Gold Inc.(d)	15.0%	10,157	5,380	15,537	9.0%	3,846	1,703	5,549
Other	—	103	—	103	—	103	—	103

		$11,706	$6,711	$18,417		$11,257	$2,879	$14,136

		$11,706	$6,711	$18,417		$16,281	$2,879	$19,160

(a)	In 2004, Ivanhoe Mines and Jinshan restructured their participating arrangements in respect of certain joint ventures. In consideration for the transaction, Jinshan issued to Ivanhoe Mines 2.5 million common shares with a fair value of $3,248,000. This amount was included in operations as a recovery of prior exploration expenses.

In November 2005, Ivanhoe Mines and Jinshan further restructured these participating arrangements to simplify Jinshan’s corporate structure. Ivanhoe Mines transferred to Jinshan its entire participating interest in the 217 Gold Project, its interests in other joint venture arrangements between the parties, its existing contractual rights to participate in Jinshan projects in China and cash proceeds of $3,392,000 in exchange for Jinshan issuing Ivanhoe Mines 48,552,948 of its common shares. As a result of this transaction, in December 2005, Ivanhoe Mines ceased equity accounting for its investment in Jinshan as it now holds approximately 53% of the issued and outstanding common shares of Jinshan, thereby making Jinshan a controlled subsidiary, requiring consolidation.

During 2005 and up to the date that it acquired control, Ivanhoe Mines recorded a $2,651,000 (2004 — $1,974,000) equity loss on this investment. In 2004, Ivanhoe Mines recorded an impairment provision of $5,277,000 based on an assessment of the underlying book value of Jinshan’s net assets.
(b)	In the fourth quarter of 2004, Ivanhoe Mines’ interest in Intec Ltd. (“Intec”) was decreased to 12.8% as a result of the issuance of additional shares by Intec. As a result, Ivanhoe Mines ceased equity accounting for its investment in Intec. During 2004, Ivanhoe Mines recorded a $341,000 equity loss on this investment.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	LONG-TERM INVESTMENTS (Continued)
(c)	During 2004, the Company sold its 32.6% interest in New Vietnam Mining Corp. (B.V.I.) (“NVM”) in exchange for shares of Olympus Pacific Minerals Inc. (“Olympus”), representing a 10.7% equity interest, with a fair value of $3,275,000. The interest in NVM had been fully written down in prior years, thereby resulting in a pre-tax gain of $3,275,000 being recognized in operations.

In March 2005, the share price of Olympus deteriorated, with the result that the market value of Ivanhoe Mines’ investment in Olympus decreased significantly below carrying value. Accordingly, the Company recorded an other-than-temporary impairment of $1,438,000, reducing the carrying value of this investment to $4,424,000.

In May 2005, Ivanhoe Mines sold its investment in Olympus, generating proceeds of $4,539,000. This transaction resulted in a gain on sale of $115,000 being recognized in operations.
(d)	During 2004, the Company purchased 4.6 million units of Entrée Gold Inc. (“Entrée”) at a cost of $3,846,000 (Cdn$4,600,000). Each unit consisted of one Entrée common share and one share purchase warrant exercisable until October 2006 to purchase an additional Entrée common share at a price of Cdn$1.10. In 2005, the Company exercised these share purchase warrants to acquire 4.6 million common shares of Entrée at a cost of $4,111,000 (Cdn$5,060,000).

Also during 2005, the Company acquired 1.2 million units in Entrée at a cost of $2,199,000 (Cdn$2,718,000). Each unit consisted of one Entrée common share and two share purchase warrants. These share purchase warrants are outstanding at December 31, 2005, and if not exercised will expire in July 2007.
(e)	During 2004, the Company sold its investment in Resource Investment Trust, generating proceeds of $2,461,000. This transaction resulted in a pre-tax gain of $1,248,000 being recognized in operations.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
9.	PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2005			2004
		Accumulated			Accumulated
		Depletion and			Depletion and
		Depreciation,			Depreciation,
		Including	Net Book		Including	Net Book
	Cost	Write-downs	Value	Cost	Write-downs	Value
Mining properties Bakyrchik Mining Venture, Kazakhstan (a)	$87,541	$(87,541)	$—	$87,541	$(87,541)	$—

Mining plant and equipment Bakyrchik Mining Venture, Kazakhstan (a)	$3,107	$(3,107)	$—	$3,107	$(3,107)	$—

Other mineral property interests
Oyu Tolgoi, Mongolia (b)	$43,562	$(6,244)	$37,318	$43,097	$(6,185)	$36,912
Cloncurry, Australia (c)	6,293	(1,185)	5,108	6,293	(696)	5,597
Other exploration projects	1,530	(115)	1,415	1,594	(308)	1,286

	$51,385	$(7,544)	$43,841	$50,984	$(7,189)	$43,795

Other capital assets
Oyu Tolgoi, Mongolia (b)	$14,334	$(3,326)	$11,008	$6,121	$(1,701)	$4,420
Cloncurry, Australia (c)	1,833	(174)	1,659	2,399	(143)	2,256
Other exploration projects	2,961	(1,122)	1,839	1,385	(936)	449

	$19,128	$(4,622)	$14,506	$9,905	$(2,780)	$7,125

Capital works in progress
Oyu Tolgoi, Mongolia (b)	$22,939	$—	$22,939	$1,784	$—	$1,784
Bakyrchik Mining Venture, Kazakhstan (a)	4,420	—	4,420	1,730	—	1,730

	$27,359	$—	$27,359	$3,514	$—	$3,514

	$188,520	$(102,814)	$85,706	$155,051	$(100,617)	$54,434

(a)	Ivanhoe Mines placed the Bakyrchik Mining Venture on a care and maintenance basis in prior years.

(b)	Ivanhoe Mines has a 100% interest in the Oyu Tolgoi copper-gold project located in Mongolia. In 2003, Ivanhoe Mines converted its four exploration licences on the project into 60-year mining licences, which are renewable for an additional 40 years.

Capital works in progress at December 31, 2005 consisted mainly of surface assets being constructed for the exploration shaft at Oyu Tolgoi ($21.4 million).

(c)	Ivanhoe Mines owns certain copper-gold and uranium mining and exploration leases in Queensland, Australia.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
10.	OTHER ASSETS

	December 31,
	2005	2004
Advances to suppliers	$1,711	$917
Environmental bond (Queensland, Australia)	2,683	2,847

	$4,394	$3,764

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2005	2004
Accounts payable	$11,902	$10,970
Payroll and other employee related payables	546	157
Accrued construction costs	7,044	—
Amounts payable to related parties (Note 18 (b))	1,102	3,285

	$20,594	$14,412

12.	LOANS PAYABLE TO RELATED PARTIES

These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111,055,000 from the sale of the Savage River Project. At December 31, 2005, $15.0 million has been received from the sale with a further $26.7 million accrued as receivable (Note 3 and 6).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	INCOME TAXES

As referred to in Note 2(b), Ivanhoe Mines must make significant estimates in respect of its provision for income taxes and the composition of its deferred income tax assets and liabilities. Ivanhoe Mines’ operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, on resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities, and those adjustments may be material to Ivanhoe Mines’ financial position and results of operations.

Ivanhoe Mines’ provision for income and capital taxes for continuing operations consists of the following:

	Years ended December 31,
	2005	2004
Deferred income taxes	$(15)	$246
Capital taxes	448	342

	$433	$588

Deferred income tax assets and liabilities for continuing operations at December 31, 2005 and 2004 arise from the following:

	December 31,
	2005	2004
Deferred income tax assets
Long-term investments	$279	$2,441
Loss carry-forwards	133,562	86,691
Other	10,107	10,978

	143,948	100,110
Valuation allowance	(143,777)	(99,792)

Net deferred income tax assets	171	318

Deferred income tax liabilities Property, plant and equipment	315	476

	315	476

Deferred income tax liabilities, net	$144	$158

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	INCOME TAXES (Continued)

A reconciliation of the provision for income and capital taxes for continuing operations is as follows:

	Years ended December 31,
	2005	2004
Recovery of income taxes based on the combined
Canadian federal and provincial statutory tax rates of 34.9% in 2005 and 35.6% in 2004 applied to the loss before taxes and other items	$44,666	$35,780
(Deduct) add
Lower foreign tax rates	(7,109)	(734)
Tax benefit of losses not recognized	(34,703)	(33,831)
Change in valuation allowance for deferred income tax assets	(147)	749
Capital taxes	(448)	(342)
Other, including non-deductible expenses	(2,692)	(2,210)

Provision for income and capital taxes	$(433)	$(588)

At December 31, 2005, Ivanhoe Mines had deductible temporary differences aggregating approximately $24,554,000 and the following unused tax losses from continuing operations, for which no deferred income tax assets had been recognized:

		Local	U.S. Dollar	Expiry
		Currency	Equivalent (i)	Dates
Non-capital losses:
Canada	Cdn.	$124,078	$106,780	2006 to 2012
Australia	A	$8,349	$6,118	(a)
Mongolia	Mongolian Tugrik	316,819,140	$282,370	(b)
Kazakhstan	Kazakhstan Tenge	11,354,394	$84,958	2006 to 2012

Capital losses:
Canada	Cdn.	$90,210	$77,633	(c)
(i) Translated using the year-end exchange rate.

(a)	These losses are carried forward indefinitely, subject to continuity of ownership and business tests.

(b)	These losses are carried forward indefinitely until production from a mine commences; thereafter, they can be amortized on a straight-line basis over a period of five years.

(c)	These losses are carried forward indefinitely for utilization against any future net realized capital gains.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	INCOME TAXES (Continued)

Ivanhoe Mines also has deductible temporary differences and unused tax losses in certain other foreign jurisdictions that are not disclosed above, as it is currently highly unlikely that these items will be utilized.
14.	ASSET RETIREMENT OBLIGATIONS

	December 31,
	2005	2004
Balance, beginning of year	$5,267	$4,709
Increase in obligations for:
Amounts incurred	610	660
Amounts extinguished on disposal of mineral property interests	—	(388)
Accretion expense	354	286

Balance, end of year	$6,231	$5,267

The total undiscounted amount of estimated cash flows required to settle the obligations is $20,458,000 (2004- $12,179,000), which has been discounted using credit adjusted risk free rates ranging from 5.6% to 8.4%. All reclamation obligations are not expected to be paid for several years and will be funded from Ivanhoe Mines’ cash balances at the time of mine closures.
15.	MINORITY INTERESTS

At December 31, 2005 and 2004, there were minority interests in the BMV, Asia Gold and Jinshan. Currently, losses applicable to the minority interest in the BMV are being allocated to Ivanhoe Mines since those losses exceed the minority interest in the net assets of the BMV.

The minority interests are comprised of the following:

	December 31,
	2005	2004
Balance, beginning of year	$3,713	$5,816
Minority interests’ share of loss of Asia Gold	(2,714)	(2,103)
Increase in minority interest arising from share issuances by Asia Gold	582	—
Initial interest arising from acquisition of Jinshan in December 2005	7,347	—

Balance, end of year	$8,928	$3,713

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SHARE CAPITAL
(a)	Equity Incentive Plan

The Company has an Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”), which includes three components: (i) a Share Option Plan; (ii) a Share Bonus Plan; and (iii) a Share Purchase Plan.
(i)	The Share Option Plan authorizes the Board of Directors of the Company to grant options, which vest over a period of years, to directors and employees of Ivanhoe Mines to acquire Common Shares of the Company at a price based on the weighted average trading price of the Common Shares for the five days preceding the date of the grant. The Share Option Plan also provides that these options may, upon approval of the Board of Directors, be converted into stock appreciation rights.

(ii)	The Share Bonus Plan permits the Board of Directors of the Company to authorize the issuance, from time to time, of Common Shares of the Company to employees of the Company and its affiliates.

(iii)	The Share Purchase Plan entitles each eligible employee of Ivanhoe Mines to contribute up to seven percent of each employee’s annual basic salary in semi-monthly instalments. At the end of each calendar quarter, each employee participating in the Share Purchase Plan is issued Common Shares of the Company equal to 1.5 times the aggregate amount contributed by the participant, based on the weighted average trading price of the Common Shares during the preceding three months.
The Company is authorized to issue a maximum of 29,000,000 Common Shares pursuant to the Equity Incentive Plan. At December 31, 2005, an aggregate of 8,305,936 Common Shares were available for future grants of awards under the plan.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SHARE CAPITAL (Continued)
(a)	Equity Incentive Plan (Continued)

A summary of stock option activity and information concerning outstanding and exercisable options at December 31, 2005 is as follows:

	Options Outstanding
	Options	Number of	Weighted
	Available	Common	Average
	for Grant	Shares	Exercise Price
			(Expressed in
			Canadian dollars)

Balances, December 31, 2003	3,215,126	8,589,894	3.26
Options granted	(3,089,000)	3,089,000	7.91
Options exercised	—	(1,665,952)	1.58
Options cancelled	122,000	(122,000)	2.93
Shares issued for consulting fees	(126,373)	—	—
Shares issued under share purchase plan	(17,019)	—	—

Balances, December 31, 2004	104,734	9,890,942	5.02
Increase in amount authorized	9,000,000	—	—
Options granted	(1,125,000)	1,125,000	8.86
Options exercised	—	(3,256,542)	1.48
Options cancelled	342,700	(342,700)	2.41
Shares issued under share purchase plan	(16,498)	—	—

Balances, December 31, 2005	8,305,936	7,416,700	$7.27

At December 31, 2005, the U.S. dollar equivalent of the weighted average exercise price was $6.26.
In the period subsequent to December 31, 2005, the Company granted 6,685,000 stock options with an exercise price of Cdn$9.73. These options have lives of seven years and vest over periods up to four years. Also, during this period, 744,800 options were exercised for proceeds of $2.3 million.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SHARE CAPITAL (Continued)
(b)	Equity Incentive Plan (Continued)

The following table summarizes information concerning outstanding and exercisable options at December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
Range of		Average	Average		Average
Exercise	Number	Remaining	Exercise Price	Number	Exercise Price
Prices	Outstanding	Life (in years)	Per Share	Exercisable	Per Share
(Expressed in			(Expressed in		(Expressed in
Canadian			Canadian		Canadian
ddollars)			dollars)		dollars)
$1.20 to $3.50	2,002,200	1.54	$2.75	1,645,300	$2.64
$3.51 to $6.75	293,500	2.67	6.75	181,500	6.75
$6.76 to $7.69	1,051,000	3.26	7.46	471,330	7.37
$7.70 to $8.20	1,430,000	6.78	7.91	572,000	7.91
$8.21 to $8.99	1,140,000	4.09	8.62	295,000	8.63
$9.00 to $10.51	500,000	4.26	9.56	75,000	9.67
$10.52 to $12.70	1,000,000	7.84	12.70	750,000	12.70

	7,416,700	4.26	$7.27	3,990,130	$6.61

The weighted average grant-date fair value of stock options granted during 2005 and 2004 was Cdn$4.95 and Cdn$4.77, respectively. The fair value of these options was determined using a Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2005	2004
Risk-free interest rate	3.76%	4.29%
Expected life	5.0 years	6.6 years
Expected volatility	61%	64%
Expected dividends	$Nil	$Nil
(c)	Share Purchase Warrants

At December 31, 2005, the Company had 5,760,000 share purchase warrants outstanding that were issued in 2004. These warrants entitle the holder to acquire one-tenth of a common share of the Company at any time on or before February 15, 2007, at a price of $8.68 per common share.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
17.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	December 31,
	2005	2004
Balance, beginning of year	$2,879	$1,587
Other comprehensive income for the year:
Changes in fair value of long-term investments	3,539	2,124
Reclassification for losses (gains) recorded in earnings	293	(1,025)

Other comprehensive income before tax:	3,832	1,099
Income tax recovery related to other comprehensive income	—	193

Other comprehensive income, net of tax:	3,832	1,292

Balance, end of year	$6,711	$2,879

18	OTHER RELATED PARTY TRANSACTIONS
(a)	Ivanhoe Mines incurred the following expenses, primarily on a cost recovery basis, with an officer of Ivanhoe Mines, a company subject to significant influence by Ivanhoe Mines, or with companies related by way of directors or shareholders in common:

	Years ended December 31,
	2005	2004
Exploration	$1,122	$2,198
Legal	823	468
Office and administrative	2,216	2,057
Salaries and benefits	2,904	2,239
Travel (including aircraft rental)	3,421	3,001

	$10,486	$9,963

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
(b)	Accounts receivable and accounts payable at December 31, 2005, included $451,000 and $1,102,000, respectively (December 31, 2004 — $414,000 and $3,285,000, respectively), which were due from/to a company under common control or companies related by way of directors in common.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
19.	CASH FLOW INFORMATION
(a)	Net change in non-cash operating working capital items

	Years ended December 31,
	2005	2004
(Increase) decrease in:
Accounts receivable	$522	$(3,254)
Inventories	(1,355)	(1,689)
Prepaid expenses	(5,132)	(795)
Other current assets	—	(1,010)
Increase in:
Accounts payable and accrued liabilities	4,209	3,574

	$(1,756)	$(3,174)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the Consolidated Statement of Shareholders’ Equity or the Consolidated Statements of Cash Flows were as follows:

	Years ended December 31,
	2005	2004
Investing activities:
Acquisition of property, plant and equipment	$440	$—
(c)	Other supplementary information

	Years ended December 31,
	2005	2004
Interest paid	$—	$—

Income taxes paid	$448	$342

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
20.	SEGMENT DISCLOSURES

Ivanhoe Mines has one operating segment; its exploration division with projects located primarily in Mongolia. The iron ore division located in Australia was sold in February 2005 and has been reported as discontinued operations (Note 3).

Year ended	Exploration
December 31, 2005	Division	Corporate	Consolidated
Operating expenses
Exploration	$(127,165)	$—	(127,165)
General and administrative	—	(23,825)	(23,825)
Interest	(124)	(230)	(354)
Depreciation	(2,516)	(42)	(2,558)
Mining property care and maintenance costs	—	(3,706)	(3,706)
Write-down of carrying values of property, plant and equipment	(442)	(167)	(609)

Operating loss	(130,247)	(27,970)	(158,217)

Other income (expenses)
Share of income from joint venture	—	23,036	23,036
Interest income	294	3,127	3,421
Foreign exchange losses (gains)	(157)	7,908	7,751
Share of loss of significantly influenced investees	—	(2,651)	(2,651)
Gain on sale of long-term investments	—	115	115
Write-down of carrying value of long-term investments	—	(1,438)	(1,438)

Loss before taxes and other items	(130,110)	2,127	(127,983)

Provision for income and capital taxes	(205)	(228)	(433)

Minority interests	2,714	—	2,714

Net loss from continuing operations	$(127,601)	$1,899	$(125,702)

Expenditures on property, plant and equipment	$29,754	$2,866	$32,620

Total assets

Continuing operations	$124,919	$271,860	$396,779

Discontinued operations	—	—	—

	$124,919	$271,860	$396,779

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
20.	SEGMENT DISCLOSURES (Continued)

Year ended	Exploration
December 31, 2004	Division	Corporate	Consolidated
Operating expenses
Exploration	$(98,174)	$—	(98,174)
General and administrative	—	(22,202)	(22,202)
Interest	(134)	(175)	(309)
Depreciation	(2,002)	(25)	(2,027)
Mining property care and maintenance costs	—	(3,755)	(3,755)
Write-down of carrying values of property, plant and equipment	—	(142)	(142)

Operating loss	(100,310)	(26,299)	(126,609)

Other income (expenses)
Share of income from joint venture	—	21,416	21,416
Interest income	232	2,894	3,126
Foreign exchange gains	48	4,583	4,631
Share of loss of significantly influenced investees	—	(2,315)	(2,315)
Gain on sale of long-term investments	—	4,523	4,523
Write-down of carrying value of long-term investments	—	(5,277)	(5,277)

Loss before taxes and other items	(100,030)	(475)	(100,505)

Provision for income and capital taxes	(184)	(404)	(588)

Minority interests	2,103	—	2,103

Net loss from continuing operations	$(98,111)	$(879)	$(98,990)

Expenditures on property, plant and equipment	$6,039	$1,807	$7,846

Total assets
Continuing operations	$84,242	$245,763	$330,005
Discontinued operations	—	46,263	46,263

	$84,242	$292,026	$376,268

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
20.	SEGMENT DISCLOSURES (Continued)

	December 31,
	2005	2004
Property, plant and equipment at the end of the year:
Mongolia	$71,666	$43,308
Inner Mongolia, China	2,459	1,293
Australia	6,767	7,853
Kazakhstan	4,419	1,730
Canada	131	144
Other	264	106

	$85,706	$54,434

21.	COMMITMENTS AND CONTINGENCIES

Ivanhoe Mines has, in the normal course of its business, entered into various long-term contracts, which include commitments for future operating payments under contracts for drilling, engineering, equipment rentals and other arrangements as follows:

2006	$16,345
2007	2,406
2008	883
2009 onwards	—

$19,634

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
22.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS
(a)	The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

		December 31,
	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Cash	$101,681	$101,681	$112,478	$112,478
Accounts receivable	33,350	33,350	6,552	6,552
Other current assets	3,286	3,286	3,000	3,000
Current assets of discontinued operations (Note 3)	—	—	36,636	36,636
Long-term investments	18,417	18,417	19,160	24,404

Accounts payable and accrued liabilities	20,594	20,594	14,412	14,412
Current liabilities of discontinued operations (Note 3)	—	—	14,082	14,082
Loans payable to related parties	5,088	3,733	5,088	3,393
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ remaining financial instruments was estimated to approximate their carrying value, due primarily to the immediate or short-term maturity of these financial instruments.
(b)	Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
23. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
As indicated in Note 2, these consolidated financial statements have been prepared in accordance with U.S. GAAP, which, in the case of the Company, conform in all material respects with Canadian GAAP, except as set forth below.
Consolidated Balance Sheets

	December 31,
	2005	2004
Total assets in accordance with U.S. GAAP	$396,779	$376,268
Reverse equity accounting for investment in joint venture (a)	43,067	35,054
Increase in fair value of the Savage River Project assets acquired (b)	—	5,634
Adjustment arising from reversal of write-down of the Savage River Project (c)	—	14,058
Reversal of amortization of other mineral property interests (d)	6,329	6,521
Adjustment to carrying value of long-term investments (e)	(6,711)	(2,879)

Total assets in accordance with Canadian GAAP	$439,464	$434,656

Total liabilities in accordance with U.S. GAAP	$32,228	$65,705
Reverse equity accounting for investment in joint venture (a)	43,067	35,054
Income tax effect of U.S. GAAP adjustments for:
Amortization of other mineral property interests (d)	882	882

Total liabilities in accordance with Canadian GAAP	$76,177	$101,641

Total minority interests in accordance with U.S. and Canadian GAAP	$8,928	$3,713

Total shareholders’ equity in accordance with U.S. GAAP	$355,623	$306,850
Increase in fair value of shares issued to acquire ABM (b)	—	4,930
(Increase) decrease in the deficit for:
Amortization of deferred stock compensation (b)	—	704
Adjustment arising from write-down of the Savage River Project (c)	—	14,058
Amortization of other mineral property interests (d)	5,447	5,639
Other comprehensive income (f)	(6,711)	(2,879)

Total shareholders’ equity in accordance with Canadian GAAP	$354,359	$329,302

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
23. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
Consolidated Statements of Operations
(in thousands, except for share and per share amounts)

	Years ended December 31,
	2005	2004
Net (loss) from continuing operations in accordance with U.S. GAAP	$(125,702)	$(98,990)
Dilution gain on issuance of shares by a subsidiary (i)	3,012	—

Net (loss) from continuing operations in accordance with Canadian GAAP	$(122,690)	$(98,990)

Net income from discontinued operations in accordance with U.S. GAAP	$35,916	$4,449
Adjustment arising from write-down of the Savage River Project (c)	—	(2,974)
Write-down of other mineral property interests (d)	(192)	—
Gain on sale of Savage River Project (h)	(19,692)	—

Net income from discontinued operations in accordance with Canadian GAAP	$16,032	$1,475

Net (loss) in accordance with Canadian GAAP	$(106,658)	$(97,515)

Weighted-average number of shares outstanding under Canadian GAAP (in thousands)	305,160	281,640

Basic and diluted (loss) earnings per share in accordance with Canadian GAAP from:
Continuing operations	$(0.40)	$(0.35)
Discontinued operations	0.05	—

	$(0.35)	$(0.35)

Under Canadian GAAP, the components of shareholders’ equity would be as follows:

	December 31,
	2005	2004
Share capital	$999,372	$873,536
Additional paid-in capital	17,952	12,073
Deficit	(662,965)	(556,307)

	$354,359	$329,302

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
23. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
Consolidated Statements of Cash Flows

	Years ended December 31,
	2005	2004
Cash used in operating activities in accordance with U.S. GAAP	$(133,113)	$(118,740)
Reverse equity accounting for investment in joint venture (a)	24,805	25,207

Cash used in operating activities in accordance with Canadian GAAP	(108,308)	(93,533)

Cash (used in) provided by investing activities in accordance with U.S. GAAP	(10,232)	12,606
Reverse equity accounting for investment in joint venture (a)	(4,561)	(9,086)

Cash (used in) provided by investing activities in accordance with Canadian GAAP	(14,793)	3,520

Cash provided by (used in) financing activities in accordance with U.S. GAAP	124,706	107,711
Reverse equity accounting for investment in joint venture (a)	(7,500)	(7,500)

Cash provided by financing activities in accordance with Canadian GAAP	117,206	100,211

Effect of exchange rate changes on cash	7,842	5,385

Net cash inflow in accordance with Canadian GAAP	1,947	15,583
Cash, beginning of year in accordance with Canadian GAAP	122,577	106,994

Cash, end of year in accordance with Canadian GAAP	$124,524	$122,577

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
23. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(a)	Investment in Joint Venture

Under U.S. GAAP, Ivanhoe Mines has accounted for its joint venture interest in JVCo (Note 4) using the equity method. Under Canadian GAAP, interests in joint ventures are accounted for on a proportionate consolidation basis.

Under Canadian GAAP, the carrying amount of the Ivanhoe Mines’ investment and its share of equity of JVCo is eliminated. Ivanhoe Mines’ proportionate share of each line item of JVCo’s assets, liabilities, revenue and expenses is included in the corresponding line items of Ivanhoe Mines financial statements. All intercompany balances and transactions would be eliminated. Note 4 discloses the asset, liabilities, revenues and expenses of JVCo that would have been included in the corresponding line items on Ivanhoe Mines’ financial statements had Canadian GAAP been applied.

(b)	Acquisition of ABM

Under U.S. GAAP, the fair value of the shares issued in 2000 to effect the acquisition of ABM were measured at the date the acquisition was announced and the terms agreed to, whereas, under Canadian GAAP, the shares issued would have been measured at the transaction date. This difference would have resulted in the cost of the acquisition under Canadian GAAP being $4,930,000 higher than under U.S. GAAP.

Under U.S. GAAP, the Company included in the cost of the acquisition of ABM the intrinsic value of the unvested options granted by the Company in 2000 as consideration for the acquisition of all of the outstanding stock options of ABM. Under U.S. GAAP, the deferred stock compensation was recognized as a compensation cost over the remaining future vesting period of the options. Under Canadian GAAP, the Company would have included in the cost of acquisition of ABM the $1,750,000 fair value of the stock options. This difference would have resulted in the cost of the acquisition in 2000 under Canadian GAAP being $704,000 higher than under U.S. GAAP.

ABM was sold in February 2005 (Note 3).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
23. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(c)	Impairment of long-lived assets

Under U.S. GAAP, impairment charges are recorded based on the discounted, estimated future net cash flows, whereas, under Canadian GAAP, impairment charges on long-lived assets in 2002 and prior years were recorded as the excess of their carrying amount over their recoverable amount, which was determined based on the undiscounted estimated future net cash flows.

Under U.S. GAAP, the Savage River Project was fully written off as at December 31, 2002. However, under Canadian GAAP only an $18 million write-down would have been taken. In 2003, additional amounts capitalized under U.S. GAAP were written off; however, these would have been capitalized under Canadian GAAP. As a result, under Canadian GAAP, these assets would need to be depreciated and depleted. In 2005, additional depreciation recorded under Canadian GAAP was $nil (2004: $2,974,000).

(d)	Other mineral property interests

Under U.S. GAAP, where the mineral property interests are, at the date of acquisition, without economically recoverable reserves, these costs are generally considered to be exploration costs that are expensed as incurred. Under Canadian GAAP, the costs of the acquisition of mineral property interests are capitalized.

In accordance with EITF 04-02, Whether Mining Rights are Tangible or Intangible Assets, the Company classifies its mineral exploration licenses as tangible assets and there is no difference between Canadian and U.S. GAAP. Prior to January 2004, the costs of acquisition of Ivanhoe Mines’ mineral exploration licenses were classified as intangible assets under U.S. GAAP and amortized over the term of the licenses. As a result, for Canadian GAAP purposes, the $6,329,000, net of deferred income taxes of $882,000, in amortization or write-offs of other mineral property interests under U.S. GAAP needs to be reversed.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
23. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(e)	Long-term investments

Under U.S. GAAP, portfolio investments are classified as available-for-sale securities, which are carried at market value. The resulting unrealized gains or losses are included in the determination of comprehensive income, net of income taxes where applicable. Under Canadian GAAP, these investments would be carried at their original cost less provisions for impairment.

(f)	Other comprehensive income

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income, excluding the deficit, be disclosed separately in shareholders’ equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a period except those resulting from investments by, and distributions to, owners. Under Canadian GAAP, companies do not report comprehensive income or loss.

(g)	Income taxes

Under U.S. GAAP, deferred income taxes are calculated based on enacted tax rates applicable to future years. Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2005 and 2004.

(h)	Gain on Sale of ABM

Under U.S. GAAP, the net book value of ABM when it was sold in February 2005 was $11.2 million, whereas under Canadian GAAP the carrying value was $30.9 million. During 2005, total proceeds from the sale were $41.7 million, representing cash instalments including interest of $21.5 million, plus escalating payments of $20.2 million. Therefore, under Canadian GAAP the gain on sale was $19.7 million less than under U.S. GAAP.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
23.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(i)	Dilution gain on investment in subsidiary

Under U.S. GAAP the $3.0 million dilution gain on investment in a subsidiary was accounted for as part of additional paid-in capital. Under Canadian GAAP, the dilution gain would have been included in the net loss for 2005.

(j)	Recently released Canadian accounting standards

In January 2005, the CICA issued Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3865, “Hedges”. The new standards increase harmonization with US GAAP and will require the following measures:

Financial assets will be classified as held-to-maturity, held-for-trading or available-for-sale. Held-to-maturity classification will be restricted to fixed maturity instruments that the Company intends, and is able, to hold to maturity and will be accounted for at amortized cost. Held-for-trading instruments will be recorded at fair value, with realized and unrealized gains and losses reported in net income. Available-for-sale financial assets will be recorded at fair value, with unrealized gains and losses reported in a new category in shareholders’ equity, called “other comprehensive income”.

Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the Condensed Consolidated Balance Sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in other comprehensive income and the ineffectiveness will be recorded in net income. The amounts temporarily recorded in other comprehensive income subsequently will be reclassified to net income in the periods net income is affected by the variability in the cash flows of the hedged item.

The guidance will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year. The Company will adopt these new standards on January 1, 2006.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
24.	SUBSEQUENT EVENTS

On March 29, 2006, Ivanhoe Mines announced that it had entered into a financing that consists of 16 million common shares at a price of $8.77 per common share (Cdn$10.28), representing an aggregate amount of $140.3 million (Cdn$164.5 million). Ivanhoe Mines has granted the underwriters an option, exercisable at the issue price for a period of 30 days following the closing of this offering, to purchase up to an additional 15% of the issue size, representing 2,400,000 common shares. Closing is expected on or about April 25, 2006.